FILING STATEMENT

IN RESPECT OF THE

QUALIFYING TRANSACTION OF

ADL VENTURES INC.

WITH

REAL TECHNOLOGY BROKER LTD.

May 26, 2020

Neither the TSX Venture Exchange Inc. (the "Exchange") nor any securities regulatory authority has in any way passed upon the merits of the Qualifying Transaction described in this filing statement.

(i)

(ii)

GLOSSARY OF TERMS

The following is a glossary of certain definitions used in this Filing Statement. Terms and abbreviations used in the appendices to this Filing Statement are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

"ADL" or the "Company" means ADL Ventures Inc., a capital pool company;

"ADL Common Shares" means the common shares of ADL Ventures Inc.;

"ADL Option Plan" means the ADL stock option plan dated April 18, 2018;

"Affiliate" means a corporation that is affiliated with another corporation as follows:

(a) a corporation is an "Affiliate" of another corporation if:

(i) one of them is the subsidiary of the other; or

(ii) each of them is controlled by the same Person;

(b) a corporation is "controlled" by a Person if:

(i) voting securities of the corporation are held, other than by way of security only, by or for the benefit of that Person; and

(ii) the voting securities, if voted, entitle the Person to elect a majority of the directors of the corporation;

(c) a Person beneficially owns securities that are beneficially owned by:

(i) a corporation controlled by that Person; or

(ii) an Affiliate of that Person or an Affiliate of any corporation controlled by that Person;

"Associate", when used to indicate a relationship with a person or company, means:

(a) an issuer of which the person or company beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer,

(b) any partner of the person or company,

(c) any trust or estate in which the person or company has a substantial beneficial interest or in respect of which a person or company serves as trustee or in a similar capacity,

(d) in the case of a person, a relative of that person, including

(i) that person's spouse or child, or

(ii) any relative of the person or of his spouse who has the same residence as that person,

but:

(e) where the Exchange determines that two persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member corporation or holding company of a Member corporation, then such determination shall be determinative of their relationships in the application of Rule D with respect to that Member firm, Member corporation or holding company;

"BCBCA" means the Business Corporations Act (British Columbia), including the regulations promulgated thereunder, as amended from time to time;

"Closing" or "Closing Date" means the closing of the Transaction in accordance with the terms of the Transaction Agreement, as described herein;

"Completion of the Qualifying Transaction" means the date the Final Exchange Bulletin is issued by the Exchange, signifying completion of the Transaction;

"Control Person" means any Person that holds or is one of a combination of Persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer;

"CPC" means a corporation:

(a) that has been incorporated or organized in a jurisdiction in Canada;

(b) that has filed and obtained a receipt for a preliminary CPC prospectus from one or more of the securities regulatory authorities in compliance with the CPC Policy; and

(c) in regard to which the Completion of the Qualifying Transaction has not yet occurred;

"CPC Policy" means Exchange Policy 2.4 - Capital Pool Companies of the Exchange's Corporate Finance Manual;

"Exchange" or "TSXV" means the TSX Venture Exchange Inc.;

"Exchange Requirements" means and includes the articles, by-laws, policies, circulars, rules, guidelines, orders, notices, rulings, forms, decisions and regulations of the Exchange as from time to time enacted, any instructions, decisions and directions of the Exchange (including those of any committee of the Exchange as appointed from time to time), the Securities Act (Ontario) and rules and regulations thereunder as amended, and any policies, rules, orders, rulings, forms or regulations from time to time enacted by the Ontario Securities Commission and all applicable provisions of the securities laws of any other jurisdiction;

"Filing Statement" means this filing statement, together with all schedules hereto and including the summary hereof;

"Final Exchange Bulletin" means the Exchange Bulletin which is issued following the Closing of the Qualifying Transaction and the submission of all required documentation and that evidences the final Exchange acceptance of the Qualifying Transaction;

"IFRS" means International Financial Reporting Standards, as issued by the International Accounting Standards Board;

"Insider", if used in relation to an issuer, means:

(a) a director or senior officer of the issuer;

(b) a director or senior officer of the corporation that is an Insider or subsidiary of the issuer;

(c) a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or

(d) the issuer itself if it holds any of its own securities;

"Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any governmental entity or self-regulatory authority (including the Exchange);

"Letter of Intent" means the letter of intent between ADL and Real dated August 13, 2019 with respect to the Transaction;

"Member" means a Person who has executed the Members' Agreement, as amended from time to time, and is accepted as and becomes a member of the Exchange under the Exchange Requirements;

"Members' Agreement" means the members' agreement among the Exchange and each Person who, from time to time, is accepted as and becomes a member of the Exchange;

"NEO" has the meaning ascribed under Part III - "Information Concerning Real - Executive Compensation".

"Non-Arm's Length Party" means: (a) in relation to a company, a Promoter, officer, director, other Insider or Control Person of that company and any Associates or Affiliates of any of such Persons; and (b) in relation to an individual, means any Associate of the individual or any company of which the individual is a Promoter, officer, director, Insider or Control Person;

"Person" includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

"Promoter" means:

(a) a person or company that, acting alone or in conjunction with one or more other persons, companies or a combination of them, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of an issuer; or

(b) a person or company that, in connection with the founding, organizing or substantial reorganizing of the business of an issuer, directly or indirectly, receives in consideration of services or property or both services and property, 10% or more of the issued securities of a class of securities of the issuer or 10% or more of the proceeds from the sale of a class of securities of a particular issue, but a person or company who receives the securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be considered a Promoter within the meaning of this definition where that person or company does not otherwise take part in founding, organizing or substantially reorganizing the business;

"Qualifying Transaction" means the Transaction;

"Real" means Real Technology Broker Ltd., a private corporation incorporated under the laws of Israel;

"Real Common Shares" means the ordinary shares in the capital of Real;

"Real LLC" means Real Broker LLC, a limited liability company formed under the laws of Texas;

"Real Preferred Shares" means the Series A Preferred Shares of Real;

"Real Shareholders" means the holders of Real Common Shares;

"Resulting Issuer" means the issuer that was formerly a CPC that exists upon issuance of the Final Exchange Bulletin;

"Resulting Issuer Board" means the board of directors of the Resulting Issuer;

"Resulting Issuer Common Shares" means the common shares in the capital of the Resulting Issuer, after Completion of the Qualifying Transaction;

"Resulting Issuer Compensation Options" means the compensation options exercisable into common shares in the capital of the Resulting Issuer, after Completion of the Qualifying Transaction;

"Resulting Issuer Options" means the options exercisable into common shares in the capital of the Resulting Issuer, under the Resulting Issuer's Stock Option Plan, after Completion of the Qualifying Transaction;

"Resulting Issuer Option Plan" means the ADL Option Plan as it is reconstituted after Completion of the Qualifying Transaction;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Transaction" means the acquisition by ADL of all of the issued and outstanding Real Common Shares (including Real Common Shares to be issued upon the conversion of Real Preferred Shares on a one-for-one basis immediately prior to the closing of the Transaction), upon the terms and conditions set forth in the Transaction Agreement;

"Transaction Agreement" means the securities exchange agreement made as of March 5, 2020 by and among Real, the Real Shareholders and ADL in respect of the Qualifying Transaction; and

"United States" or "US" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

FORWARD-LOOKING STATEMENTS

This Filing Statement contains forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", "estimates", "intends", "anticipates", "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken to occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, Real or the Resulting Issuer to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Although the Company and Real have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Known and unknown factors could cause actual results or events to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to:

  the Completion of the Qualifying Transaction and Exchange approval;
  fluctuations in the currency markets;
  changes in interest rates;
  disruption to the credit markets and delays in obtaining financing;
  inflationary pressures;
  changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, or other countries in which the Resulting Issuer may, upon Completion of the Qualifying Transaction, carry on business;
  business opportunities that may be presented to, or pursued by the Resulting Issuer upon Completion of the Qualifying Transaction;
  operating or technical difficulties in connection with business activities;
  the possibility of cost overruns or unanticipated expenses;
  employee relations;
  the risks of obtaining and renewing necessary licenses and permits;
  the occurrence of natural disasters, infectious diseases (including COVID-19 Coronavirus) hostilities, acts of war or terrorism;
  the ability of the Resulting Issuer to obtain insurance for its operations.
  there may not be an active or liquid market for the Resulting Issuer Common Shares after Completion of the Qualifying Transaction;
  the Resulting Issuer may never pay any dividends;

The factors identified above are not intended to represent a complete list of the factors that could affect the Company, Real or the Resulting Issuer. See PART VI - RISK FACTORS.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward- looking information prove incorrect, actual results, performance or achievement may vary materially from those expressed or implied by the forward-looking information contained in this Filing Statement. These factors should be carefully considered and readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this Filing Statement. All subsequent forward-looking information attributable to the Company, Real or the Resulting Issuer herein is expressly qualified in its entirety by the cautionary statements and by the risk factors contained in or referred to herein. The Company, Real and the Resulting Issuer do not undertake any obligation to release publicly any revisions to this forward-looking information to reflect events or circumstances that occur after the date of this Filing Statement or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

INFORMATION CONTAINED IN THIS FILING STATEMENT

The information contained in this Filing Statement is given as at May 26, 2020, except where otherwise noted.

No Person has been authorized to give any information or to make any representation in connection with the Qualifying Transaction and other matters described herein other than those contained in this Filing Statement and, if given or made, any such information or representation should be considered not to have been authorized by ADL or Real and should not be relied upon.

The information concerning each party contained in this Filing Statement has been provided by management of that party. Although the parties have no specific knowledge that would indicate that any of such information regarding the other party is untrue or incomplete, the parties assume no responsibility for the accuracy or completeness of information or the failure by the other party to disclose events which may have occurred or may affect the completeness or accuracy of such information which are unknown to that party.

This Filing Statement does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any Person in any jurisdiction.

Information contained in this Filing Statement should not be construed as legal, tax or financial advice and readers are urged to consult their own professional advisers in connection therewith.

All dollar amounts in this Filing Statement are expressed in Canadian dollars, unless otherwise indicated.

All financial information in this Filing Statement has been prepared in accordance with IFRS. The financial year end for ADL is December 31 and for Real is December 31.

Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

PART I - SUMMARY OF FILING STATEMENT

The following is a summary of information relating to ADL, Real and the Resulting Issuer (assuming Completion of the Qualifying Transaction) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Filing Statement.

This Filing Statement is prepared in accordance with the CPC Policy in connection with ADL's Qualifying Transaction.

Parties to the Transaction

ADL Ventures Inc.

ADL was incorporated under the BCBCA on February 27, 2018 and has been extra-provincially registered in Ontario on March 12, 2018. The Company is listed as a capital pool company on the TSXV. The ADL Common Shares were listed for trading on the Exchange on June 28, 2018 under the symbol "AVI.P". In accordance with CPC Policy, ADL's principal business has been to identify and evaluate assets or businesses with a view to consummating a "qualifying transaction" subject to acceptance by the Exchange.

In connection with the Transaction, the Company executed the Letter of Intent with Real on August 13, 2019.

See PART II - INFORMATION CONCERNING ADL.

Real Technology Broker Ltd.

Real Technology Broker Ltd. ("Real") was incorporated as Realtyka Tech Ltd. on June 29, 2014 pursuant to the laws of Israel. On August 27, 2015, it changed its name to Real Technology Broker Ltd.

Real and its subsidiaries operate a multi-state, technology-powered residential real estate brokerage. Through its network of over 1000 affiliated agents, Real assists home buyers, sellers and renters with closing real estate transactions and collects a real estate commission for the services rendered. Real's multi-state real estate brokerage platform offers real estate agents a better experience and features designed to maximize their earnings.

See PART III - INFORMATION CONCERNING REAL.

The Qualifying Transaction

On August 13, 2019, ADL entered into the Letter of Intent with Real, which provides for the acquisition by ADL of all of the issued and outstanding securities of Real in exchange for: (a) the issuance to Real Shareholders of ADL Common Shares on the basis of 1.0083 ADL Common Share for each Real Common Share (including Real Common Shares to be issued upon the conversion of Real Preferred Shares on a one-for-one basis immediately prior to the closing of the Transaction); and (b) convertible securities of ADL in exchange for outstanding convertible securities of Real, with appropriate adjustments.

On March 5, 2020, ADL, Real and the Real Shareholders entered into the Transaction Agreement. A copy of the Transaction Agreement is available on SEDAR at www.sedar.com.

The Transaction Agreement incorporates the principal terms for the Transaction (as specified in the Letter of Intent) and provides the basis upon which the parties will effect the Transaction in compliance with the Exchange Requirements.

Resulting Issuer

Following Closing, the Resulting Issuer will be named "Real Technology Brokerage Inc." and will carry on the business of Real.

It is expected that the Resulting Issuer will meet the public distribution requirements of a Tier 1 issuer as set out in the Initial Listing Requirements.

See Part III - "Information Concerning Real - General Development of the Business" and Part IV - "Information Concerning the Resulting Issuer".

Interests of Insiders, Promoters and Control Persons

Except as otherwise stated herein, no Insider, Promoter or Control Person of ADL or any of their respective Associates and Affiliates (before and after giving effect to the Qualifying Transaction) has any interest in the Qualifying Transaction.

See Part IV - "Information Concerning the Resulting Issuer - Principal Securityholders".

Arm's Length Qualifying Transaction

The Transaction is an Arm's Length Qualifying Transaction.

Available Funds and Principal Purposes

The following table sets forth the funds anticipated to be available to the Resulting Issuer on a consolidated basis after giving effect to the Qualifying Transaction:

Source of Funds	Amount of Funds (CAD)
Estimated working capital of Real as at March 31, 2020	$180,000
Estimated working capital of ADL as at March 31, 2020	$450,000
Net proceeds from the ADL Private Placement	$2,200,000(1)
Projected gross profit of Real for 18 months following completion of the Qualifying Transaction	$7,002,820(2)
Total Estimated Funds Available	$9,832,820

(1) Assuming completion of the ADL Private Placement of approximately CDN $2,200,000.

(2) Based on management projections.

The following table sets forth the proposed use of the available funds upon completion of the Qualifying Transaction:

Use of Available Funds	Amount of Funds (CAD)
Research and Development	$1,980,750
Sales and Marketing	$2,310,180
General and Administrative	$3,384,650
Estimated costs incidental to the Qualifying Transaction	$350,000
Unallocated funds	$1,807,240
Total	$9,832,820(1)

(1) Real and ADL anticipate that these funds will be sufficient for these uses for an 18 month period following the date of completion of the Qualifying Transaction.

The above sources and uses of funds are estimates only. Notwithstanding the proposed uses of available funds as discussed above, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. It is difficult at this time to definitively project the total funds necessary to execute the planned undertakings of the Resulting Issuer. For these reasons, management considers it to be in the best interests of the Resulting Issuer and its shareholders to permit management a reasonable degree of flexibility as to how the Resulting Issuer's funds are employed among the above uses or for other purposes, as the need may arise.

For further details, see Part IV - "Information Concerning the Resulting Issuer - Available Funds and Principal Purposes" and Appendix "E" - "Pro Forma Financial Statements of the Resulting Issuer".

Selected Pro Forma Balance Sheet Information

The following table sets forth certain pro forma financial information of the Resulting Issuer after giving effect to the Transaction. Such unaudited pro forma balance sheet information is based on certain assumptions and adjustments and are not necessarily indicative of the Resulting Issuer's consolidated financial position if the events reflected therein were in effect for the periods presented, nor do they purport to project the Resulting Issuer's financial position or results from operations for any future period:

Balance Sheet	Pro Forma as at December 31, 2019 after giving effect to the Transaction ($USD)
Current Assets	2,509,000
Long-Term Assets	213,000
Current Liabilities	577,000
Shareholders' Equity	1,873,000

Market for Securities

The ADL Common Shares are listed on the TSXV under the trading symbol "AVI.P". As at the date of this Filing Statement, none of the Real Common Shares are listed or quoted on any stock exchange in Canada, the United States or internationally.

Sponsorship

The Exchange has granted ADL's request for an exemption from the sponsorship requirements of Policy 2.2. See Part V - "General Matters - Sponsorship and Agent Relationship".

Interests of Experts

There is no interest, direct or indirect, in any securities or property of ADL, Real or the Resulting Issuer, or of an Associate or Affiliate of ADL, Real or the Resulting Issuer, received or to be received by an expert.

For the purposes hereof, "expert" means any person or company whose profession or business gives authority to a statement made by that person or company and who is named as having prepared or certified a part of this Filing Statement, or prepared or certified a report or valuation described or included in this Filing Statement.

See Part V - "General Matters - Interests of Experts".

Conflicts of Interest

Certain of the individuals proposed for appointment as directors or officers of the Resulting Issuer upon Completion of the Qualifying Transaction are also directors, officers and/or Promoters of other reporting and non-reporting issuers.

Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Resulting Issuer, notwithstanding that they will be bound by the provisions of the BCBCA to act at all times in good faith in the interests of the Resulting Issuer and to disclose such conflicts to the Resulting Issuer if and when they arise. To the best of their respective knowledge, neither ADL nor Real is aware of the existence of any conflicts of interest between ADL or Real and any of the individuals proposed for appointment as directors or officers of the Resulting Issuer upon Completion of the Qualifying Transaction, as of the date of this Filing Statement.

Risk Factors

Real's business is subject to numerous risks and uncertainties, including those highlighted in the section titled Part VI - "Risk Factors". These risks include, but are not limited to, the following:

  Regulatory approval of the Qualifying Transaction may not be obtained;
  The Transaction Agreement may be terminated;
  The requirements of being a public company may strain the Resulting Issuer's resources, divert management's attention and affect its ability to attract and retain executive management and qualified board members;
  Real's financial performance is closely connected to the strength of the residential real estate market;
  Real may be unable to maintain its agent growth rate;
  Real may be unable to effectively manage rapid growth in its business;
  Real faces significant risk to its brand and revenue if it fails to maintain compliance with applicable laws or the regulations of private associations and governing boards;
  Unanticipated delays or problems associated with Real's products and improvements may cause customer dissatisfaction;
  Real may need to develop new products and services and rapid technological change could render its systems obsolete;
  Real's commercial and financial success depends on market acceptance, and, if not achieved will result in Real not being able to generate revenue to support its operations;
  If agents and brokers do not understand Real's value proposition, Real may not be able to attract, retain and incentivize agents and brokers;
  Real's operating results are subject to seasonality and vary significantly among quarters;
  Real may require additional capital to support its operations or growth, and, it cannot be certain that this capital will be available on reasonable terms when required, or at all;
  Real's growth strategy may not achieve the anticipated results;
  Real faces substantial competition in the future and may not be able to keep pace with rapid technological changes;
  Real depends on highly skilled personnel to grow and operate its business and if it is not able to hire, retain and motivate its key personnel, its business may be adversely affected;
  Internal control over financial reporting may not prevent or detect misstatements, and projections of any evaluation of effectiveness to future periods may be subject to changes in conditions or deterioration in compliance with procedures;
  Risks related to Israel's investment laws and tax laws;

  Possible failure to realize anticipated benefits of future acquisitions;
  There is inherent technology and development risk in Real's business and industry;
  Real maintains data on cloud storage servers, which could be the subject of a security breach;
  Currency exchange rate fluctuations could adversely affect Real's operating results;
  Downturns in general economic and market conditions may reduce demand for Real's products;
  Emerging market risks;
  Catastrophic events and economic, political and market conditions may impact Real's business;
  Conditions in Israel may affect Real's business, results of operations and financial condition;
  Real's intellectual property rights are valuable and any failure or inability to protect them could adversely affect its business;
  Assertions by third parties of infringement or other violations of Real's intellectual property could result in significant costs and substantially harm Real's business and operating results;
  Intellectual property claims are expensive and time consuming to defend and, if resolved adversely, could have a significant impact on Real's business, financial condition and operating results;
  If Real is unable to protect the confidentiality of its proprietary information and know-how, the value of its technology and products could be adversely affected;
  Adverse litigation judgments or settlements resulting from legal proceedings in the normal course of business could reduce Real's profits or limit its ability to operate;
  There has been no prior public market for the Resulting Issuer Common Shares, and an active trading market may not develop;
  Risks related to a takeover of the Resulting Issuer;
  It may be difficult to enforce civil liabilities under Canadian securities laws;
  Significant sales of Resulting Issuer Shares after the expiry of lock-up or escrow restrictions could adversely affect the market price of Resulting Issuer Shares;
  The Resulting Issuer will not have any control over the research and reports that securities or industry analysts publish about the Resulting Issuer or its business;

Conditional Approval for Qualifying Transaction

The Exchange has conditionally accepted ADL's Qualifying Transaction subject to ADL fulfilling all of the requirements of the Exchange on or before August 11, 2020.

PART II - INFORMATION CONCERNING ADL

Corporate Structure

Name and Incorporation

ADL Ventures Inc. was incorporated on February 27, 2018 pursuant to the BCBCA and has been extra-provincially registered in Ontario on March 12, 2018.

ADL's head office is located at 175 Bloor Street East, North Tower Suite 901, Toronto, Ontario M4W 3R8. The registered office of ADL is located at 1700 - 666 Burrard Street, Vancouver, British Columbia V6C 2X8.

General Development of the Business

History

ADL is a "capital pool company" under the CPC Policy. ADL has not conducted business of any kind since incorporation other than the business of identifying and evaluating properties or businesses with a view of completing a "qualifying transaction" in accordance with the CPC Policy. The Transaction shall constitute ADL's Qualifying Transaction and accordingly, the business of the Resulting Issuer after giving effect to the Completion of the Qualifying Transaction will consist of the business of Real. See PART III - "Information Concerning Real - General Development of the Business" and PART IV -"Information Concerning the Resulting Issuer - Narrative Description of the Business".

Selected Financial Information and Management's Discussion and Analysis

The following information has been derived from and should be read in conjunction with the financial statements and management's discussion and analysis attached to this Filing Statement as Appendix "A" - Financial Statements of ADL, and Appendix "B" - Management's Discussion and Analysis of ADL.

Total Expenses

Below is a summary of the total expenses for the most recently completed financial year. There have been no amounts deferred in connection with the Transaction.

Year ended	Total Expenses
December 31, 2019	$83,274

Management's Discussion & Analysis

See Appendix "B" - Management's Discussion and Analysis of ADL for the management's discussion and analysis of ADL for the year ended December 31, 2019.

Description of the Securities

ADL is authorized to issue an unlimited number of common shares without nominal or par value of which 9,100,000 ADL Common Shares are currently issued and outstanding. The following table sets forth the capitalization of ADL as at December 31, 2019:

Capital	Authorized	Outstanding as at December 31, 2019
Common Shares	Unlimited	9,100,000

Stock Option Plan

The ADL Option Plan originally received approval from the Board on April 18, 2018. Under the ADL Option Plan, the Board is authorized to grant incentive stock options to certain directors, senior officers, employees and consultants of the ADL entitling them to purchase ADL Common Shares. The purpose of the ADL Option Plan is to attract and retain employees, consultants, officers or directors of ADL and to motivate them to advance the interests of ADL by affording them with the opportunity to acquire an equity interest in ADL through options granted under the ADL Option Plan to purchase shares. There are currently 900,000 options outstanding under the ADL Option Plan each of which is exercisable into an ADL Common Share at an exercise price of $0.10 until June 25 , 2028.

The Compensation Committee periodically reviews (such review to be performed at least annually) the status of ADL's equity incentive plans and is responsible for providing any proposals and recommendations to the Board concerning the setting and amendment of any equity incentive plan and individual grants, such as stock option grants, under any equity incentive plan. When proposing new stock option grants to directors, officers and consultants, the Compensation Committee takes into consideration previous grants made as well as the number of shares reserved for issuance under the ADL Option Plan.

ADL Compensation Options

On June 1, 2018, ADL issued to PI Financial Corp., as partial compensation for acting as agent to ADL on ADL's initial public offering, 300,000 irrevocable and non-transferable options to purchase ADL Common Shares, exercisable at a price of $0.10 per Common Share until June 28, 2020 (the "ADL Compensation Options").

ADL Private Placement

In connection with the Transaction, ADL will complete a private placement ("ADL Private Placement") of 20,758,170 subscription receipts ("ADL Subscription Receipts") at an issue price of US$0.0765 per ADL Subscription Receipt for aggregate gross proceeds of up to US$1,600,000. Each ADL Subscription Receipt is automatically exercisable, for no additional consideration, into one ADL Common Share (each an "Underlying Share") upon satisfaction of the Escrow Release Conditions (as herein defined).

The gross proceeds of the ADL Private Placement shall be deposited into an interest-bearing escrow account (the "Escrowed Funds") through an escrow agent (the "Subscription Receipt Agent") mutually acceptable to ADL and Real. The Escrowed Funds will be released from escrow to ADL upon satisfaction of all of the following conditions (collectively, the "Escrow Release Conditions"):

a) the completion, satisfaction or waiver of all conditions precedent to the Transaction other than the release of the Escrowed Funds;

b) the receipt of all shareholder and regulatory approvals required for the Transaction;

c) written confirmation from each of ADL and Real that all conditions of the Transaction have been satisfied or waived, other than release of the Escrowed Funds, and that the Transaction shall be completed forthwith upon release of the Escrowed Funds;

d) the distribution of the ADL Common Shares issuable upon exercise of the Underlying Shares being exempt from applicable prospectus and registration requirements of applicable securities laws;

e) the Underlying Shares being conditionally approved for listing on the Exchange and the completion, satisfaction or waiver of all conditions precedent to such listing, other than the release of the Escrow Funds; and

f) ADL and Real shall have delivered a release notice to the Subscription Receipt Agent.

The date on which the Escrow Release Conditions are satisfied is hereinafter referred to as the "Escrow Release Date". In the event that the Escrow Release Date does not occur prior the date which is one hundred and twenty (120) days following the Closing (the "Escrow Deadline"), ADL shall refund the Escrowed Funds without penalty or deduction to the subscribers to the ADL Private Placement provided, however, that ADL shall have the right to extend the Escrow Deadline by up to 60 days upon receipt of written consent of holders of not less than 50% of the then outstanding Subscription Receipts. Furthermore, in the event that the Escrow Release Date does not occur prior to the Escrow Deadline and ADL elects either not to extend the Escrow Deadline by seeking the necessary approval of holders of Subscription Receipts as referred to above, or is unsuccessful in obtaining the necessary approval of holders of Subscription Receipts to extend the Escrow Deadline, it would be ADL's responsibility to contribute such amounts to return in full the aggregate issue price paid for the then issued and outstanding Subscription Receipts.

Prior Sales

Since the date of incorporation to the date of this Filing Statement, ADL Common Shares have been issued as follows:

Date	Number of Shares	Issue Price Per Share	Gross Aggregate Issue Price	Consideration Received
June 25, 2018	3,000,000	$0.10	$300,000	Cash
February 27, 2018	6,000,000	$0.05	$300,000	Cash
April 18, 2018	100,000	$0.05	$5,000	Cash
Total	9,100,000	-	$605,000	-

Stock Exchange Price

The following table sets out the trading price and volume of the ADL Common Shares on the Exchange since the date of initial listing for the periods indicated.

	Price Range of Shares(1)
	High($)	Low($)	Volume(#)
Month ended April 30, 2020	0.075	0.075	0
Month ended March 31, 2020	0.075	0.075	0
Month ended February 29, 2020	0.075	0.075	0
Month ended January 31, 2020	0.075	0.075	0
Month ended December 31, 2019	0.075	0.075	0
Month ended November 30, 2019	0.075	0.075	0
Month ended October 31, 2019	0.075	0.075	0
Quarter ended September 30, 2019	0.085	0.075	40,000
Quarter ended June 30, 2019	0.080	0.085	45,000
Quarter ended March 31, 2019	0.180	0.075	23,500
Quarter ended December 31, 2018	0.180	0.100	123,000
Quarter ended September 30, 2018	0.150	0.115	30,000
Quarter ended June 30, 2018	n/a	n/a	n/a
Quarter ended March 31, 2018	n/a	n/a	n/a

Notes:

(1) Trading of ADL Common Shares on the Exchange was halted on August 13, 2019, pending the announcement of the Qualifying Transaction. Trading in the ADL Common Shares is expected to be reinstated following Completion of the Qualifying Transaction.

Arm's Length Transaction

The Qualifying Transaction is not a Non-Arm's Length Qualifying Transaction. As a result, no meeting of ADL Shareholders is required as a condition to complete the Transaction.

Legal Proceedings

ADL is neither a party to, nor is any of its property the subject matter of, any legal proceedings, nor are any such proceedings known to ADL to be contemplated by any party.

Auditor, Transfer Agent and Registrar

The independent auditors of ADL is Smythe LLP, 1700 - 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3. Smythe LLP is independent of ADL, in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

The transfer agent and registrar of ADL is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

Material Contracts

ADL has not entered into any material contracts, outside of the ordinary course of business, prior to the date hereof, other than:

(a) the Letter of Intent;

(b) the Transaction Agreement; and

(c) the agency agreement dated June 1, 2018, between ADL and PI Financial Corp., as described in the ADL CPC Prospectus.

PART III - INFORMATION CONCERNING REAL

Corporate Structure

Name and Incorporation

Real Technology Broker Ltd. ("Real") was incorporated as Realtyka Tech Ltd. on June 29, 2014 pursuant to the laws of Israel. On August 27, 2015, Real changed its name to Real Technology Broker Ltd.

Real's registered office is located at 89 Medinat Hayehudim, Herzliya, Israel 4676672.

Intercorporate Relationships

Real is the parent company of Real Broker LLC ("Real LLC"), a Texas limited liability company. Real LLC holds real estate brokerage licenses in approximately 17 states in the United States and directly conducts most of Real's operations. Real LLC is the parent company of the following subsidiaries (together with Real LLC, the "Real Subsidiaries"):

  Real Broker MA, LLC (Delaware limited liability company) (100% owned) - This entity was originally established to obtain a real estate brokerage license in the state of Massachusetts. It engages in residential real estate brokerage operations.

  Real Broker Commercial LLC (Texas limited liability company) (75% owned) - This entity was established to engage in commercial real estate brokerage activities. It holds real estate brokerage licenses in several states, including Texas, New York and New Jersey.

  Real Broker NY, LLC (Delaware limited liability company) (100% owned) - This entity was originally established to obtain a real estate brokerage license in the state of New York. It engages in residential real estate brokerage operations.

  Real Broker CT, LLC (Delaware limited liability company) (100% owned) - This entity was originally established to obtain a real estate brokerage in the state of Connecticut. It engages in residential real estate brokerage operations.

  Real Brokerage Technologies Inc. (California corporation) (100% owned) - This entity was originally established to obtain a real estate brokerage in the state of California. It engages in residential real estate brokerage operations.

The following is an organizational chart of REAL:

General Development of the Business

Overview & History

Real is a technology-powered real estate brokerage. Real's mission is to always find ways to make real estate agents' lives better.

Real has built a multi-state real estate brokerage platform that offers real estate agents a better experience and features designed to maximize their earnings.

Real and its subsidiaries operate a multi-state, technology-powered residential real estate brokerage. Through its network of over 1000 affiliated agents, Real assists home buyers, sellers and renters with closing real estate transactions and collects a real estate commission for the services rendered.

The total commission revenue generated yearly by real estate brokerages in the US is estimated at over $70B. In 2018, 5.34M existing homes and 667,000 new construction homes were sold in the US (https://www.nar.realtor/research-and-statistics/quick-real-estate-statistics) and it is estimated that approximately 90% of home buyers and sellers are assisted by a real estate agent.

Real estate agents provide consumers with valuable knowledge, expertise, assistance and value throughout the home buying, selling and leasing process. State regulation requires real estate agents in the US to affiliate their licenses with a single broker or a brokerage for compliance and oversight.

Real is built on the belief that an individual agent's service and expertise most directly impacts a consumer's experience and that the brokerage's brand is, in most cases, irrelevant in the consumer's process of choosing an agent. This belief is fundamental to Real's agent value proposition. Real is committed to offering its real estate agents across all markets, a better brokerage service for less. Through software product development and significant investment in process automation and technology infrastructure, Real has demonstrated that it is successful at building a brokerage that provides unique value to agents and a sustainable operational model.

Real develops technology that automates back office operations of a real estate brokerage, replacing the need for brick-and-mortar offices and cutting staff overhead. Real also develops and integrates technology that agents use with consumers. The back-office automation enables Real to provide agents with a higher commission split than industry norms. In addition, the consumer-facing tools focus on the agent's brand and assists agents to be more productive and help them serve their consumers better.

Real estate agents are typically contract-employees. In addition to offering agents a platform to build their real estate business, Real offer agents the opportunity to build passive revenue streams through revenue-sharing and equity building programs. These programs enable agents to build a nest egg that would not otherwise be available to them.

Traditionally, real estate brokerages relied heavily on brick-and-mortar locations to distribute their services to their agents and for engaging with potential and existing clients. They also exclusively possessed and controlled valuable information that was not publicly available or was difficult to obtain by the average consumer.

The internet and technology made information publicly accessible and enabled consumers and agents to communicate directly, from anywhere, in a faster and more efficient way. Alongside those fundamental changes, another pattern emerged - the value of the brokerage's brand became less and less significant for consumers and the personal branding of the individual agent became more valuable as a decision criteria for consumers.

Unlike most real estate brokerages, we are focused on serving our agents rather than building a consumer brand as data shows that consumer choice of agent is rarely dependent on the agent's brokerage affiliation.

Real is committed to offering its real estate agents across all markets a better brokerage service, for less.

Through software product development and significant investment in process automation and technology infrastructure, Real has demonstrated that it is successful at building a brokerage that provides unique value to agents and a sustainable operational model.

Real's vision is based on a strong belief that real estate agents are a crucial component in the home buying and selling process and that individual agents deliver unparalleled value to consumers. As the single largest financial transaction in most people's lives, this transaction is a complicated journey that requires the assistance and support of an expert, who possesses the knowledge, experience and interpersonal skills to guide, advice and support throughout the process and bring the transaction to a successful and satisfactory closing. Real's value proposition to agents is better splits, flexibility, tools and support enabled by our use of technology and process automation, plus the ability to build a passive income stream and an equity position in Real.

Significant Acquisitions and Dispositions

Real has not completed any significant acquisitions or dispositions.

Narrative Description of the Business

Operations

Real launched its operations in the middle of 2014 in Texas. Real grew its presence to additional states, adding more agents and ended the fiscal year 2018 with a team of over 1000 real estate professionals, operating in 19 states (and the District of Columbia) of the United States. All of Real's real estate professionals are independent contractors.

Real uses its proprietary mobile app, as well as other technology platforms to distribute its services. Real's main website, used to recruit agents and teams is www.joinreal.com. Real does not maintain physical locations (unless required by state laws), and it delivers support, training, transaction management, marketing and other services to its agents and brokers through a combination of proprietary technology and integration with third party tools.

Real believes that the future of the real estate brokerage industry relies upon brokerages adjusting their operations to cope with lower margins and to operate extremely efficiently. Real has built and integrated software tools that allow it to support a large number of agents and process a large volume of transactions, at a lower overhead compared to other brokerages. The technology and automated processes, plus the savings from not operating brick-and mortar locations, positions Real as a resilient company that will compete against other brokerages that operate with high overhead, inefficient cost structures and shaky business models.

Real operates over the internet, through a proprietary mobile application provided to its agents, through its website (www.joinreal.com), and agents' personal websites, to provide real estate brokerage services. Home buyers can use Real's website (and its agents' personal websites) to search real time property listings across geographies that Real serves. Sellers can use Real's websites to find an agent for the purpose of listing their homes. Home buyers and sellers have access to a large network of real estate agents, brokers and teams affiliated with Real. Those real estate professionals leverage the services and technology provided by Real to serve and represent home buyers and sellers and bring real estate transactions to a successful close.

Real's Opportunity

Traditional brick-and-mortar based real estate brokerages dominate over 95% of the market. However, this traditional business model has not dramatically changed for decades as brokerages were reluctant to implement changes and strived to maintain the status quo. While consumers are impacted by innovation in various industries, real estate has been slow to adopt new technologies. Consumer demand for better service, increasing competition over agents, and the high overhead costs of the traditional brokerage operational model, make traditional brokerage companies vulnerable and creates an opportunity for new players that are able to leverage technology to take over market share in this $70B industry.

Real is positioned to offer an alternative to traditional real estate brokerages.

Real believes the following trends are impacting the real estate brokerage industry which position Real to continue to grow its business:

  Democratization and availability of information - Traditionally, real estate brokerages relied heavily on brick-and-mortar locations to attract clients with listing information that was difficult to obtain otherwise. The internet and database technology made listing information publicly available through well-known listing search sites such as Zillow, thereby eliminating a consumer's need to visit street-front brokerages to discover homes for sale.
  Mobile technology - Traditional brick-and-mortar real estate brokerages also provided dedicated physical offices where agents and clients met and signed purchase agreements, closing documents and related paperwork. Mobile technology has since enabled consumers and agents to communicate directly and sign documents from anywhere, faster and more efficiently, thereby eliminating the need for a physical brokerage office.
  Desire for freedom and flexibility - Although agents are mainly independent contractors, traditional brokerages often require that agents perform unpaid "floor time" at the office and attend in-office meetings. So-called "desk fees" are also common. As the need for physical space diminishes, agents with their own book of business increasingly desired the flexibility to work their own hours, wherever suits them best, yet traditional brokerages often don't have the culture or the tools needed to fully support remote work.
  Consumer pressure on real estate commissions - In US home sales, sellers traditionally paid a 6% commission which was divided between the buyer's and the seller's managing broker and then further split among the agents involved in the sale. Buyers, who increasing research and find their homes online, still want an agent to help them open doors, write contracts and connect them to resources and the community.

And sellers still want agents to prepare and price listings, attract buyers, write contracts coordinate a transaction to its closing. However, service commissions are dropping across industries and sellers increasingly expect to pay less than the traditional 6% commission. To support lower costs for consumers while keeping agents net pay sustainable, brokers need to reduce their portion of the split without dropping service levels.

  Younger generations of agents - According to Pew Research, millennials are expected to surpass baby boomers as the largest living generational group in the US in 2019. Millennials already comprise the largest segment of home buyers in the US. Millennials entering their real estate careers expect their brokerage to provide and use effective mobile technology and to allow the agents the freedom to express their personal brand in social media.
  Virtual communities - Much of the knowledge exchange and camaraderie that used to take place in the office now takes place in online communities, minus office politics and without geographical limits.

In summary, the business model and services provided by traditional brick-and-mortar brokerages is declining, thereby creating an opportunity for a new approach that takes advantage of these trends.

Industry Overview

The real estate brokerage industry is closely aligned with the health of the residential real estate market. According to the Federal Housing Finance Agency in the US, house prices in the US have risen for 32 consecutive quarters across the US and rose in all 100 of the largest metropolitan areas in the US over the last four quarters (https://www.fhfa.gov/AboutUs/Reports/Pages/US-House-Price-Index-Report-2019Q2.aspx). In 2019 to date, prices and transaction volumes remain strong, boosted by low mortgage rates and a strong labour market, thereby heightening demand for real estate brokerage services.

While the overall real estate market is strong, some traditional brokerage industry leaders are in trouble. Reology is the largest residential real estate company in the US with franchise brands including Better Homes and Gardens Real Estate, Coldwell Banker, Corcoran, Century 21, Sotheby's International Realty, ERA, Citi Habitats, Climb Real Estate and ZipRealty. Reology's stock price has plunged from a high near $50 a share to an August 2019 low below $5 per share.

New business models and competition, extensive use of technology, and changing consumer expectations are reworking the industry. Real believes the most nimble real estate brokerages will win away customers, agents and investors to gain market share.

Among the new brokerages are national brick-and-mortar brokerages that use investment dollars to offer agents expensive signing packages to gain market share, and brokerages that generate leads hire in-house agents as staff rather than as commissioned contractors, enabling them to increase per agent transaction volumes. Real does not believe either of these models serve the long-term interests of consumers or investors best. Instead of purchasing market share or squeezing agent revenue, Real seeks to compete for market share based on providing a higher value, lower cost offer to agents.

Another industry dynamic is the emergence of "instant buyers" (iBuyers) such as Zillow Offers and Opendoor. iBuyers use industry data to make instant offers on listings in some markets, then seek to resell or "flip" the homes they buy for a profit. iBuyers provide sellers speed and certainty in exchange for a sales price that's lower on average than the market rate. iBuyers use agents to close the original transaction and the resale transaction, and we don't anticipate the iBuyer trend substantially affecting the demand for real estate brokerage services.

Product

Real has developed, integrated and adopted various mobile and desktop focused technologies to create a comprehensive offering to its agents and to assist Real with its brokerage operations. The implementation and utilization of technology enables Real to operate multi-state operations, quickly expand to additional markets and serve its agents more efficiently. These factors disrupt the market and minimize the need for traditional brick-and- mortar locations. Real's technology product offering is focused on the following segments and includes the following features:

  Productivity - Customer Relationship Management platform, broker support, technical support, interactive training, education platform (https://www.real.academy/), transaction management platform, transaction support, documents library, contract templates, paperless file sharing, virtual signature tools, business dashboard and weekly educational webinars and conference calls.
  Marketing - Each agent joining Real receives a personal branded mobile app, personal branded website, access to Real's print portal enabling ordering of business cards, yard signs and other marketing materials, designer assistance, access to marketing webinars focused on lead generation and personal marketing. Real also offers its agents buyer and seller leads through a cooperation with Opcity.
  Community - Real's agents have access to Real's app-based community which enhances the sense of agent belonging, creates synergy and collaboration in local markets and propels information sharing. Real's community is designed as a feed and contains posts from agents across the country as well as from Real's staff. Real's agents use the community to socialize, celebrate success, ask questions, cooperate, market properties, exchange leads, transact business with colleagues, general information sharing and get updated in various company announcements.
  Brokerage Operations - A key component in building a sustainable brokerage is the ability to operate extremely efficiently to ensure a competitive advantage. Over the years, Real has invested substantial resources in building proprietary software and implementing automation and technology that assists it in serving agents, processing transactions, overseeing agents' activity, measuring Real's performance, facilitating contract reviews, providing fast payments to agents, streamlining communications and eliminating redundant staffing costs.

Business Model

Real believes that its agents' success is its success. Therefore, Real's business model is tied to its agents' revenue. Apart from a small number of legacy arrangements, Real does not generally charge monthly fees and uses a commission split revenue model with its agents.

Operating a non-brick-and-mortar multi state brokerage operation, allows Real to offer its agents, teams and brokers a higher split of the gross commissions generated from real estate transactions compared to traditional real estate brokerages. The extensive use of software to automate Real's brokerage operations enable Real to operate efficiently. Real leverages this efficiency to offer attractive business terms to its agents. Real's high commission splits are one of the attractive attributes of Real's product and service offerings and one of the drivers of Real's growth.

The efficiency of Real's technology helps Real to provide excellent, timely and highly professional support to its agents without the need to employ a large number of employees and bear the overhead associated with such magnitude of an operation.

Real believes that: (a) the attractive commission split that Real offers; (b) the freedom and flexibility provided to its agents to run their business the way they want to; and (c) the excellent delivery of services to its agents have contributed to Real's growth in recent years.

Markets

To date, Real has only operated in the United States. Real currently operates in the following states: New York,  New Jersey, North Carolina, South Carolina, Texas, Georgia, Florida, Washington, Virginia, Pennsylvania, California, Colorado, Connecticut, Illinois, Louisiana, Massachusetts, Maryland, Missouri, Rhode Island and Tennessee as well as the District of Columbia.

Real is planning to expand to additional markets in the next few years, including most US states and Canada.

Marketing and Growth

Real's market growth strategy is built on a proven method of cost-effective digital agent acquisition:

1. Real's primary agent acquisition method is through digital channels, including search engine marketing (SEM) and search engine optimization (SEM). As of August 2019, Real's digital advertising reached 120 thousand impressions or ad views a month, driving agents to its website where they apply to join Real. SEM and SEO account for over 50% of agents who joined Real in 2019. This channel can scale cost- effectively with additional advertising spending.

2. A second and growing source of agent growth is through revenue-sharing incentivized referrals. Agents who have their license with Real can earn a share of Real's portion of commission revenue for agents they refer into the company. Real believes there is opportunity to rapidly scale and grow its revenue sharing referral acquisitions with new programs in 2020.

3. Real's third largest acquisition channel is organic social media and content partnerships that drive agent traffic to the joinreal.com website. These channels are low cost but labour intensive in terms of providing social media content and developing partnerships and will not likely scale significantly in the short term.

Employee recruiters vet and convert an average of 19 percent of agent applicants who sign independent contractor agreements and transfer their license to Real with their state real estate commissions. The 2019 average cost of acquisition payback using these channels is four months.

In addition, in two markets, Real is testing a direct sales model using employee "regional growth leaders" tasked with developing relationships and hosting local events to attract higher performing agents.

Competition

As a licensed real estate brokerage, Real competes with other local, regional and nationwide brokerages over agents, teams of agents, brokers and consumers. Real believes that its offering is superior to its competition and that its vast technology and software usage enables it to operate in a more efficient way, thus improving its competitive advantage.

Intellectual Property

Real's material owned intellectual property consists of unpatented proprietary technology, processes, trade secrets, and know-how, as well as inherent copyright of authorship in the source code developed by Real, and unregistered trademarks. Real does not have any material licensed intellectual property. While Real's commercial success generally depends on its ability to maintain the confidentiality of its proprietary technology, processes, trade secrets, and know-how, it is not substantially dependent on any specific and identifiable intellectual property.

To protect its intellectual property, Real relies on a combination of trade secret, copyright, trademark, passing-off laws, and other statutory and common law protections in Israel, the United States, and international markets. Real also protects its intellectual property through the use of non-disclosure agreements and other contracts, disclosure and invention assignment agreements, confidentiality procedures, and technical measures. Much of the technology used by Real and its competitors is unprotected by intellectual property registrations, and Real does not have any registrations in respect of its material owned intellectual property.

"Join Real" is one of Real's registered trademarks in the United States. Real also owns the rights to the following domain names: www.joinreal.com, poweredbyreal.com, mlsreal.com, findmeagents.com, findmeagent.com, joinreal.info, real.academy, realtyka.com, realbroker.io, realbrokerllc.com, realapis.com, homesbyreal.com and realbrokercommercial.com.

If necessary, Real will aggressively assert its rights under trade secret, unfair competition, trademark and copyright laws to protect its intellectual property, including product design, product research and concepts and registered trademarks. These rights are protected through the acquisition of patents and trademark registrations, the maintenance of trade secrets, the development of trade dress, and, where appropriate, litigation against those who are, in Real's opinion, infringing these rights.

While there can be no assurance that registered trademarks will protect our proprietary information, Real intends to assert its intellectual property rights against any infringement. Although any assertion of Real's rights could result in a substantial cost and diversion of management effort, Real believes the protection and defense against infringement of our intellectual property rights are essential to its business.

Government Regulation

Real serves the residential real estate industry which is regulated by federal, state and local authorities as well as private associations or state sponsored associations or organizations. Real is required to comply with federal, state, provincial, and local laws, as well as private governing bodies' regulations, which combined results in a highly- regulated industry.

Real is also subject to federal and state regulations relating to employment, contractor, and compensation practices. Except for certain employees who have an active real estate license, virtually all real estate professionals in its brokerage operations have been retained as independent contractors, either directly or indirectly through third-party entities formed by these independent contractors for their business purposes. With respect to these independent contractors, like most brokerage firms, Real is subject to the Internal Revenue Service regulations and applicable state law guidelines regarding independent contractor classification. These regulations and guidelines are subject to judicial and agency interpretation.

Real Estate Regulation - Federal

The Real Estate Settlement Procedures Act of 1974, as amended, ("RESPA") became effective on June 20, 1975. RESPA requires lenders, mortgage brokers, or servicers of home loans to provide borrowers with pertinent and timely disclosures regarding the nature and costs of the real estate settlement process. RESPA also protects borrowers against certain abusive practices, such as kickbacks, and places limitations upon the use of escrow accounts. RESPA also requires detailed disclosures concerning the transfer, sale, or assignment of mortgage servicing, as well as disclosures for mortgage escrow accounts.

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") moved authority to administer RESPA from the Department of Housing and Urban Development to the new Consumer Financial Protection Bureau ("CFPB"). At present, leadership at the CFPB is in transition, with a new acting director. The CFPB released a five-year strategic plan in February 2018 indicating that it intends to continue to focus on protecting consumer rights while engaging in rulemaking to address unwarranted regulatory burdens. As a result, the regulatory framework of RESPA applicable to our business may be subject to change. The Dodd-Frank Act also increased regulation of the mortgage industry, including: (i) generally prohibiting lenders from making residential mortgage loans unless a good faith determination is made of a borrower's creditworthiness based on verified and documented information;(ii) requiring the CFPB to enact regulations, to help assure that consumers are provided with timely and understandable information about residential mortgage loans that protect them against unfair, deceptive and abusive practices; and (iii) requiring federal regulators to establish minimum national underwriting guidelines for residential mortgages that lenders will be allowed to securitize without retaining any of the loans' default risk. In addition, federal fair housing laws generally make it illegal to discriminate against protected classes of individuals in housing or brokerage services. Other federal laws and regulations applicable to our business include (i) the Federal Truth in Lending Act of 1969; (ii) the Federal Equal Credit Opportunity; (iii) the Federal Fair Credit Reporting Act; (iv) the Fair Housing Act; (v) the Home Mortgage Disclosure Act; (vi) the Gramm-Leach- Bliley Act; (vii) the Consumer Financial Protection Act; (viii) the Fair and Accurate Credit Transactions Act; and (ix) the Do Not Call/Do Not Fax Act and other state and federal laws pertaining to the privacy rights of consumers, which affects our opportunities to solicit new clients.

Real Estate Regulation - State and Local Level

Real estate and brokerage licensing laws and requirements vary from state to state and city to city. In general, all individuals and entities lawfully conducting businesses as real estate brokers, agents or sales associates performing activities which are licensed under such laws, statutes, rules and regulations must be licensed in the state in which they carry on business and must at all times be in compliance were performed and/or the jurisdiction for which such licensed person or entity received any form of compensation from with respect to such licensed activities. Such licensed activities, include, without limitation, the advertising of the sale, purchase, licensing, managing and leasing of real estate.

States will require a real estate broker to be employed by the brokerage firm or permit an independent contractor classification, and the broker may work for another broker conducting business on behalf of the sponsoring broker.

States may require a person licensed as a real estate broker (who is not a managing broker), agent, sales associate, or salesperson or leasing agent, to be affiliated with a "managing broker" or a licensed brokerage entity in order to engage in licensed real estate brokerage activities or allow the agent, sales associate or salesperson to work for another agent, sales associate or salesperson conducting business on behalf of the sponsoring agent, sales associate or salesperson. Agents, sales associates, or salespersons or leasing agents are generally classified as independent contractors; however, subject to the applicable laws, rules and regulations, real estate firms can also offer employment.

Engaging in the real estate brokerage business requires obtaining a real estate broker license (although in some states the licenses are personal to individual brokers). In order to obtain this license, most jurisdictions require that a broker entity shall have a member, or manager, officer or independent contractorbe licensed individually as a real estate "managing broker" in that jurisdiction. If applicable, this member, or manager, officer or independent contractor is responsible for supervising the licensees and the entity's real estate brokerage activities within the state.

Real estate licensees, whether they are brokers, salespersons, individuals, agents or entities, must follow the state's real estate licensing laws and regulations. These laws and regulations generally specify minimum duties and obligations of these licensees to their clients and the public, as well as standards for the conduct of business, including contract and disclosure requirements, record keeping requirements, requirements for local offices, escrow trust fund management, agency representation, advertising regulations and fair housing requirements.

In each of the states where Real has operations, Real assigns appropriate licensed personnel to manage and comply with applicable laws and regulations.

Most states have local regulations (city or county government) that govern the conduct of the real estate brokerage business. Local regulations generally require additional disclosures by the parties to a real estate transaction or their agents or brokers, or the receipt of reports or certifications, often from the local governmental authority, prior to the closing or settlement of a real estate transaction as well as prescribed review and approval periods for documentation and broker conditions for review and approval.

Third-Party Rules

Beyond federal, state and local governmental regulations, the real estate industry is subject to rules established by private real estate groups and/or trade organizations, including, among others, state Associations of REALTORS® (AOR), and local Associations of REALTORS® (AOR), the National Association of Realtors® (NAR), and local Multiple Listing Services (MLSs). "REALTOR" and "REALTORS" are registered trademarks of the National Association of REALTORS®. Generally, licensed brokers, salespersons, individuals, agents and brokerage entities join these groups and organizations thereby becoming subject to such rules.

Each third-party organization generally has prescribed policies, bylaws, codes of ethics or conduct, and fees and rules governing the actions of members in dealings with other members, clients and the public, as well as how the third-party organization's brand and services may or may not be deployed or displayed.

Real assigns appropriate personnel to manage and comply with third party organization policies and bylaws.

Employees

As of March 31, 2020, Real and its subsidiaries had 8 full-time employees, three independent contractors, 11 contracted state brokers and over 1,000 agents and brokers whom Real also classifies as independent contractors.

Selected Consolidated Financial Information and Management's Discussion and Analysis

Selected Financial Information

The following table sets forth: (i) selected financial information for Real for the years ended December 31, 2019 and December 31, 2018 and should be read in conjunction with Real's audited financial statements and related notes for such periods, copies of which is attached to the Filing Statement as Appendix "C"; and (ii) selected financial information for Real for the nine-months ended September 30, 2019 and should be read in conjunction with Real's financial statements and related notes for such periods, copies of which is attached to the Filing Statement as Appendix "D".

The following information has been prepared in accordance with IFRS and is expressed in U.S. dollars.

Income Statement	Year ended	Year ended
Data	December 31, 2019 ($)	December 31, 2018 ($)
Total revenues	15,751,000	8,444,000
Net loss from	(1,668,000)	(2,373,000)
continuing operations
Net loss and	(2,251,000)	(2,524,000)
comprehensive loss
Cash dividends	Nil	Nil
declared
	As at December 31,	As at December 31,
Balance Sheet Data	2019 ($)	2018 ($)
Total assets	408,000	1,357,000
Total liabilities	12,348,000	11,534,000
Total equity	(11,940,000)	(10,177,000)

Management's Discussion and Analysis

Real's MD&A for the years ended December 31, 2019 and 2018 is attached hereto as Appendix "D".

The MD&A herein should be read in conjunction with the audited and unaudited financial statements of Real and the notes thereto for the years ended December 31, 2019 and December 31, 2018 attached as Appendix "C" to this Filing Statement.

Description of Securities

General

Real's authorized share capital currently consists of 75,600 New Israeli Shekels ("NIS") divided into 123 million ordinary shares, par value NIS 0.0004 per share ("Real Ordinary Shares") and 66 million Series A preferred shares, par value NIS 0.0004 each ("Real Preferred Shares"), of which 41,838,646 Real Ordinary Shares are issued and outstanding, and 64,921,029 Real Preferred Shares are issued and outstanding, as of the date hereof.

All of the outstanding Real Ordinary Shares and Real Preferred Shares are validly issued, fully paid and non- assessable.

Conversion of Real Preferred Shares into Real Ordinary Shares

Each Real Preferred Share is convertible at the option of the holder of such share into such number of Real Ordinary Shares as is determined by dividing the applicable original issue price for such preferred share by the conversion price at the time in effect for such share. The initial conversion price per each Preferred Share is the original issue price for that share (the "Conversion Price"), subject to adjustment for any share combination or subdivision, share split, share dividend, distribution of bonus shares or any other reclassification, reorganization or recapitalization of the Company's share capital. There are no economic anti-dilution adjustments to the Conversion Price.

In addition, the Real Preferred Shares automatically convert into Real Ordinary Shares upon (i) a qualified IPO (an initial public offering in which Real raises net proceeds of at least US$30 million at a pre-money Real valuation of US$150 million) (a "QIPO"); or (ii) the written consent to such conversion of the holders of the majority of the issued and outstanding Preferred Shares.

It is expected that written consent of the holders of the majority of the issued and outstanding Preferred Shares will be obtained prior to Closing of the Transaction. In this connection, it is expected that the Real Preferred Shares will convert into Real Ordinary Shares (based on the foregoing consent of holders of Real Preferred Shares) on a one- for-one basis immediately prior to the surrender by Real Shareholders of their Real shares for ADL Common Shares at a rate of 1.0083 ADL Common Share per Real share at the Closing of the Transaction.

Preferred Liquidation and Distribution Preference

In the event of a liquidation or deemed liquidation event for Real, or a distribution by Real, the dividends, assets or proceeds available for distribution or payment to the Real Shareholders are to be distributed among the shareholders according to the following order of preference: (i) the holders of the Real Preferred Shares are entitled to receive, on a pari passu basis, for each Real Preferred Share held by them, prior and in preference to any other securities of the Company, the higher of: (i) an amount equal to the respective original issue price of that preferred share in US$ (in cash, cash equivalents or, if applicable, securities), less any amount previously paid in preference over any other securities of Real prior to the date of that distribution on account of the Preferred Share preference, or (ii) their pro- rata portion of any proceeds in connection thereto, calculated on an as-converted basis (the "Preferred Preference"). After payment in full of the Preferred Preference for all Real Preferred Shares, the remaining distributable proceeds available for distribution, if any, are to be distributed pro-rata only Among all of the holders of Real Ordinary Shares, on a pro-rata, pari passu basis, based on the number of Ordinary Shares held by those holders.

All Real Preferred Shares and Real Ordinary Shares will be entitled to receive the same number of ADL Common Shares (1.0083) pursuant to the Transaction (in the case of Real Preferred Shares, following conversion into Real Ordinary Shares on a one-for-one basis immediately prior to the Closing of the Transaction).

Voting Rights

All Real Ordinary Shares have identical voting and other rights in all respects. Real Preferred Shares vote together with the Ordinary Shares, and not as a separate class, in all shareholders meetings, with each Real Preferred Share voting on an as-converted basis. Until the earlier of: (i) a QIPO; and (ii) the point at which the Real Preferred Shares constitute less than 5% of Real's issued and outstanding share capital, any action or resolution of the Real shareholders, or of the Real board, as applicable, regarding any of a number of key matters requires the consent of a majority of the Real Preferred Shares or, if applicable, the affirmative vote of the Real director elected by the holders of the Real Preferred Shares.

The same voting requirement applies to a corresponding action taken by any of Real's subsidiaries in which Real holds above 50% of such subsidiary's voting rights, on an issued and outstanding basis.

Preemptive Rights

Until a QIPO, holders of 5% or more of the issued and outstanding shares of Real possess preemptive rights on new issuances by Real of any class of shares, options, warrants, convertible deeds, convertible debts or any other security or right exercisable or convertible into shares of the Company, subject to exceptions for (i) securities issued to employees, directors or consultants of Real or any subsidiary thereof, pursuant to a share option plan approved by the Real board of directors; (ii) securities issued pursuant to any event of share combination or subdivision, stock split, stock dividend, distribution of shares for no consideration to all shareholders on a pro rata basis or any other reclassification, reorganization or recapitalization of Real's share capital, (iii) Real Ordinary Shares issued upon conversion of the Real Preferred Shares; (iv) securities issued to the public in an initial public offering; and (v) any other securities excluded from the preemptive rights by Real's board of directors.

Restrictions on Transfer of Shares

Real's fully paid shares have been issued in registered form and may not be transferred unless the transfer has been approved by the Real board of directors, which consent may not be unreasonably withheld or delayed. The board may refuse to register a transfer in the event that such a transfer is to a competitor of Real or in the event that such a transfer would result in Real having more than 50 shareholders. The approval of the Real board is not required for a transfer to certain permitted transferees made in compliance with the provisions of Real's articles.

Right of First Refusal, Co-Sale Rights and Bring-Along Rights

Until a QIPO, holders of 5% or more of the issued and outstanding shares of Real possess a right of first refusal with respect to any transfer of all or any of the securities of Real held by any other shareholder, in accordance with customary procedures. These rights do not apply in the case of a deemed liquidation event involving Real.

Holders of 5% or more of the issued and outstanding shares of Real furthermore have the option, exercisable in accordance with certain procedures, to participate in a transfer of Real Ordinary Shares by a selling shareholder. This co-sale right allows a 5% Real shareholder to transfer such number of shares as is determined by multiplying the total number of shares being transferred by the selling shareholder in the proposed transaction by a fraction, the numerator of which is the number of Real Ordinary Shares, calculated on an as-converted basis, owned by the 5% shareholder and the denominator of which is the total number of issued and outstanding Real Ordinary Shares, calculated on an as-converted basis, held by the selling shareholder and all other shareholders joining in the co-sale transaction.

Until an QIPO, in the event that the holders of at least 60% of Real's issued and outstanding shares, on an as- converted basis, including a majority of the outstanding Real Preferred Shares, approve a bona fide offer from any third party for a sale of all of Real's issued and outstanding shares, the remaining shareholders are required to vote all Real shares over which they possess voting power in favor of approval of the transaction and any other matter facilitating the transaction, and against any proposal for any other transaction with any other party and against any other matter that could result in any of the conditions to Real's obligations under the agreement for the first transaction not being fulfilled.

Restrictions on Ownership by Foreigners

The ownership or voting of Real's shares by non-residents of Israel is not restricted in any way by Real's articles or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Consolidated Capitalization

Designation of Security	Amount Authorized	Amount Outstanding as of December 31, 2019(1)	Amount Outstanding as at the date of the Filing Statement(2)
Real Ordinary Shares	123,000,000	41,797,000	44,474,484
Real Preferred Shares	66,000,000	61,921,029	64,921,029

(1) As of December 31, 2019, Real had an accumulated deficit of US $11.94 million.

(2) Immediately prior to Transaction and following conversion of the US$200,000 principal amount of convertible loans (see "Prior Sales"). Excluding 6,216,474 Real Ordinary Shares reserved for issuance under Real's 2016 Incentive Option Plan.

Prior Sales

The following table sets forth details of the number and price at which securities of Real have been sold within the 12 months prior to the date of this Filing Statement:

Date	Number of Shares	Issue Price	Aggregate Issue Price	Consideration
September 22, 2019	2,936,859 Preferred Shares	US$0.1362	US$400,000	Cash
February 17, 2020	US$150,000 principal amount of convertible loans(1)	-	US$150,000	Cash
March 31, 2020	US$50,000 principal amount of convertible loans(1)	-	US$50,000	Cash
April 3, 2020	41,396 Ordinary Shares	US$0.133	US$5,505	Cash(2)

(1) Convertible into Real Ordinary Shares immediately prior to the Closing at a conversion price per share of US $0.07587 which will in turn be exchanged for Resulting Issuer Common Shares upon completion of the Transaction.

(2) On exercise of various stock options.

Executive Compensation

Compensation Discussion and Analysis

Executive Compensation is required to be disclosed for the (i) Chief Executive Officer (or individual who served in a similar capacity during the most recently completed financial year); (ii) Chief Financial Officer (or individual who served in a similar capacity during the most recently completed financial year); (iii) most highly compensated executive officer (other than the Chief Executive Officer and the Chief Financial Officer) who were serving as executive officers at the end of the most recently completed fiscal year whose total compensation was more than

$150,000; and (iv) each individual who would meet the definition set forth in (iii) but for the fact that the individual was neither an executive officer of Real, nor acting in a similar capacity, at the end of that financial year (the "Named Executive Officers").

The Named Executive Officers of Real during the most recently completed financial year are Tamir Poleg, Chief Executive Officer, Gal Weiss, Chief Technology Officer and Lynda Radosevich, Chief Marketing Officer. Real did not have a Chief Financial Officer during the most recently completed financial year.

The compensation program of Real is designed to attract, motivate, reward and retain knowledgeable and skilled executives required to achieve Real's business objectives and increase shareholder value. The main objective of the compensation program is to recognize the contribution of the Named Executive Officers to the overall success and strategic growth of Real. The compensation program is designed to reward management performance by aligning a component of the compensation with Real's business performance and share value. The philosophy of Real is to pay management a total compensation amount that is competitive with other companies in a similar industry and is consistent with the experience and responsibility level of management. The purpose of executive compensation is to reward the executives for their contributions to the achievements of Real on both an annual and long-term basis.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to Named Executive Officers during the financial year ended December 31, 2019.

Summary Compensation Table
Name and Principal Position	Year end	Salary ($)	Share- Based Awards ($)(1)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Tamir Poleg Chief Executive Officer	Dec 31, 2019 Dec 31, 2018	US$159,739 (3) US $173,786	-	-	-	-	-	-	US$159,739 US $173,786
Gus Patel Chief Financial Officer	Dec 31, 2019 Dec 31, 2018	US$18,825 -	-	-	-	-	-	-	US$18,825 -
Lynda Radosevich Chief Marketing Officer	Dec 31, 2019 Dec 31, 2018	US$150,000 US$192,250	-	-	-	-	-	-	US$150,000 US$192,250
Gal Weiss Chief Technology Officer	Dec 31, 2019 Dec 31, 2018	US$119,169 (4) US$116,832	-	-	-	-	-	-	US$119,169 US$116,832

(1) "Share-Based Award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

(2) "Option-Based Award" means an award under an equity incentive plan of options, including, for greater certainty, stock options, stock appreciation rights and similar instruments that have option-like features.

(3) Represents the US dollar amount (including, in part, US dollar equivalent amount, based on the US dollar- New Israeli Shekel ("NIS") annual average representative exchange rate of US $1.00= NIS 3.5949 published by the Bank of Israel with respect to the 2018 year) of gross salary paid by Real and/or its subsidiaries to Mr. Poleg, and to a limited liability company wholly-owned by him, for the 2018 year.

(4) Represents the US dollar equivalent amount (based on the average US dollar-NIS annual average representative exchange rate of US $1.00= NIS 3.5645 published by the Bank of Israel with respect to the 2019 year) of gross salary paid by Real to Mr. Weiss in NIS for the 2019 year.

Incentive Plans or Option Plans

Real 2016 Incentive Option Plan

Real's 2016 Incentive Option Plan (the "Real 2016 Plan"), which was adopted by Real's board of directors in January 2016, provides for the grant of options to Real's and Real's parent's or subsidiaries' respective directors, employees, officers and service providers, and to any person or entity to which options may be donated for charitable purposes.

The Real 2016 Plan is administered by Real's board of directors or by a committee designated by the board, which determines, subject to Israeli law, the grantees of awards and the terms of the grant, including, exercise prices, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the Real 2016 Plan. The Real 2016 Plan enables Real to potentially grant awards under various tax regimes; currently, all awards are granted under the Israeli tax regime, pursuant to Sections 102 and 3(9) of the Israeli Tax Ordinance.

Section 102 of the Israeli Tax Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. Section 102 of the Tax Ordinance includes two alternatives for tax treatment involving the issuance of options to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options directly to the grantee. Section 102(b)(2) of the Tax Ordinance, the most favorable tax treatment for grantees, permits the issuance to a trustee  under the "capital gains track." However, under this track Real will not be allowed to deduct an expense with respect to the issuance of the options.

Under the Real 2016 Plan, Real may grant options to its employees, directors and officers who are not controlling shareholders and are considered Israeli residents, under the capital gains track. In order to comply with the terms of the capital gains track, all options granted under the 2016 Plan pursuant and subject to the provisions of Section 102 of the Israeli Tax Ordinance, as well as the ordinary shares to be issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options, such as share dividends and share splits, must be granted to a trustee for the benefit of the relevant employee, director or officer and should be held by the trustee for at least two years after the date of the grant.

Awards under the Real 2016 Plan may be granted until January 2026, ten years from the date on which the Real 2016 Plan was approved by Real's shareholders.

Options granted under the Real 2016 Plan generally vest over four years commencing on the date of grant such that 25% vest after one year and an additional 1/12th vests at the end of each subsequent three-month period thereafter. Options that are not exercised within ten years from the grant date expire, unless otherwise determined by the board or its designated committee, as applicable. In case of termination for reasons of death or disability, the grantee or his legal successor may exercise options that have vested prior to termination within a period of six months from the date of disability or death, or within three months following retirement. If Real terminates a grantee's employment or service for cause, all of the grantee's vested and unvested options will expire on the date of termination. If a grantee's employment or service is terminated for any other reason, the grantee may exercise his or her vested options within 90 days of the date of termination.

In the event of a merger or consolidation of our company, or a sale of all, or substantially all, of Real's shares or assets or other transaction having a similar effect, then without the consent of the option holder, the board or its designated committee, as applicable, may but is not required to (i) cause any outstanding award to be assumed or an equivalent award to be substituted by such successor corporation or (ii) in case the successor corporation refuses to assume or substitute the award provide the grantee with the option to exercise the award as to all or part of the shares.

Pension Plan Benefits

Real does not have in place any defined benefits or defined compensation pension plans for Named Executive Officers that provides for payments or benefits at, following or in connection with retirement.

Termination and Change of Control Benefits

There are no contacts with any Named Executive Officer that provides for a severance payment or that contains change of control provisions or non-competition/non-solicitation obligations

Director Compensation

The directors of Real did not receive any compensation, share based awards, option based awards, incentive plan rewards or other benefits or perquisites during the financial year ended December 31, 2019.

Management Contracts

No management functions of Real or any of its subsidiaries are performed to any substantial degree by a person other than the directors or senior officers of Real or its subsidiaries.

Non-Arm's Length Party Transaction

Other than as set out below, Real has not obtained assets or services from any of its directors, officers or promoters, any securityholder disclosed herein as a principal securityholder, either before or after giving effect to the Transaction, or any Associate or Affiliate of any of the foregoing persons or companies within the five years prior to the filing of this filing statement.

Financings with Officers, Directors and Principal Securityholders

During the years 2015-2019, Real entered into various financing transactions with investors that included certain current officers, directors and principal securityholders of Real. The terms offered to the officers, directors and principal securityholders for purchases of Real's securities were not more favorable than the terms offered to all investors. All numbers of Real Ordinary Shares and Real Preferred Shares described in these financing rounds reflect a 25-for-1 stock split that was effected by Real in June 2018.

Upon the incorporation of Real on June 26, 2014, Real issued, for nominal consideration, to (i) each of Tamir Poleg (a current officer, director and principal securityholder) and Yuval Niv (a current director) 9.5 million ordinary shares, (ii) Gal Weiss (a current officer) 2.375 million Real Ordinary Shares, and (iii) Guy Gamzu (a current director) 1.25 million Real Ordinary Shares.

On June 30, 2014, in its pre-seed investment round, Real issued and sold to each of Cubit Investments Ltd., Roy Oron and Anfield Ltd. (each, a principal securityholder) 2.5 million Real Ordinary Shares, at a price of US$0.04 per share.

In March 2015, in its next financing round, Real sold 1,902,575 additional Real Ordinary Shares at a price of US$0.0876 per share to each of Cubit Investments Ltd., Roy Oron and Anfield Ltd. (each, a current principal securityholder).

In November 2015, Real sold 856,600 Real Preferred Shares at a price of US$0.281 per share to each of Cubit Investments Ltd., Roy Oron and Anfield Ltd. (each, a current principal securityholder), along with 17,303,250 and 487,650 Real Preferred Shares, also at a price of US$0.281 per share, to Magma Venture Capital IV L.P. (a current principal securityholder) and its affiliate Magma Venture Capital CEO Fund L.P., respectively.

As a follow-up/joinder to its November 2015 financing round, Real sold additional Real Preferred Shares to certain current principal securityholders-- Roy Oron and Anfield Ltd. (1,245,350 shares each), Cubit Investments Ltd. (711,625 shares) and Northern Lights LP (8,895,450 shares), in each case at a price of US$0.281 per share.

In August 2018, Real sold additional Real Preferred Shares, once again at a price of US$0.281 per share, to certain current principal securityholders, consisting of: Cubit Investments Ltd. (421,708 shares); Roy Oron and Anfield Ltd. (459,075 shares each); and Magma Venture Capital IV L.P. and its affiliate Magma Venture Capital CEO Fund L.P. (1,222,644 shares and 34,719 shares, respectively).

On April 16, 2019, Real sold additional Real Preferred Shares, at a price of US$0.0253 per share, to certain current principal securityholders, consisting of: Anfield Ltd. and Cubit Investments Ltd. (4,996,838 shares each); Roy Oron (4,996,758 shares); Magma Venture Capital IV L.P. and its affiliate Magma Venture Capital CEO Fund L.P. (3,844,229 shares and 108,340 shares, respectively); and Northern Lights LP (2,826,442 shares).

On September 22, 2019, Real sold 436,667 additional Real Preferred Shares, at a price of US$0.1362 per share, to each of the following current principal securityholders: Anfield Ltd.; Roy Oron; and Cubit Investments Ltd.

On February 17, 2020 and on March 31, 2020, Real raised an aggregate of US$200,000 by way of convertible loan with the following current principal securityholders: Anfield Ltd.; Roy Oron; and Cubit Investments Ltd. The principal amounts invested under such agreement will convert into Real Ordinary Shares immediately prior to the Closing at a conversion price per share of US $0.07587 which will in turn be exchanged for Resulting Issuer Common Shares upon completion of the Transaction.

Services Agreement with Yuval Niv

On April 1, 2018, Real entered into a services agreement with its former founder, Yuval Niv, for a four-month period, during which Mr. Niv provided day-to-day consultancy and advisory services pertaining to technological issues and/or other services requested by Real. Mr. Niv was entitled to a fixed monthly fee of NIS 10,000 under the agreement. The agreement was entered into in connection with the termination of Mr. Niv's employment at Real. In connection with his services under the agreement, Mr. Niv was subject to customary undertakings concerning confidentiality, non-competition and the assignment of his intellectual property rights.

Legal Proceedings

Other than certain ordinary course legal proceedings in connection with Real's multi-state real estate brokerage business (none of which are expected to have a material impact on the business or operations of Real), Real is neither a party to, nor is any of its property the subject matter of, any legal proceedings, nor are any such proceedings known to Real to be contemplated by any party.

Material Contracts

Real has not entered into any material contracts, outside of the ordinary course of business, prior to the date hereof, other than:

1. the Transaction Agreement.

Copies of material contracts will be available for inspection without charge at the business office of  Real's solicitors, Gowling WLG (Canada) LLP, 1 First Canadian Place, 100 King Street West, Suite 1600, Toronto, Ontario, during ordinary business hours from the date hereof until the completion of the Transaction.

PART IV - INFORMATION CONCERNING THE RESULTING ISSUER

Corporate Structure

Name and Incorporation

It is expected that, following the Completion of the Qualifying Transaction, the Resulting Issuer's head and registered office will be located at Suite 2300, Bentall 5, 550 Burrard Street, Vancouver British Columbia, V6C 2B5.

Intercorporate Relationships

Following the Completion of the Qualifying Transaction, Real will be a wholly-owned subsidiary of the Resulting Issuer. The chart below represents the corporate structure of the Resulting Issuer.

Real Technology Brokerage Inc.
("Resulting Issuer")
Real Technology Broker Ltd.
(Israel)
Real Broker LLC
(Texas)
100%
100%
100%
100%
75%
Real Broker MA, LLC
(Delaware)
Real Broker NY, LLC
(Delaware)
Real Broker CT, LLC
(Delaware)
Real Brokerage Technologies Inc.
(California)
Real Broker Commercial, LLC
(Texas)

Narrative Description of the Business

Stated Business Objectives

The Resulting Issuer will carry on the business of Real and use the funds available to it as stated in this Filing Statement. The Resulting Issuer plans to continue with Real's business plan. See "- Available Funds and Principal Purposes" below and Part III - "Information Concerning Real - Narrative Description of the Business".

Milestones

For a summary of the timing and costs related to the Resulting Issuer's business plan, see "- Available Funds and Principal Purposes" below and Part III - "Information Concerning Real - Narrative Description of the Business".

Description of the Securities

Upon Completion of the Qualifying Transaction and the ADL Private Placement, it is expected that the following securities will be issued and outstanding in the capital of the Resulting Issuer (assuming completion of the ADL Private Placement): 140,098,047 Resulting Issuer Shares, 8,120,963 Resulting Issuer Options entitling the holders thereof to purchase up to an aggregate of 8,120,963 Resulting Issuer Shares and 300,000 Resulting Issuer Compensation Options entitling the holders thereof to purchase up to an aggregate of 300,000 Resulting Issuer Shares. See "- Pro Forma Consolidated Capitalization - Fully-Diluted Share Capital" below.

Subject to the approval of the Resulting Issuer Board, the Resulting Issuer may also issue additional incentive stock options to its directors, officers, employees and consultants following the Completion of the Qualifying Transaction. See "- Options to Purchase Securities" below.

The holders of Resulting Issuer Common Shares will be entitled to receive notice of and attend any meeting of the shareholders of the Resulting Issuer and be entitled to cast one vote for each Resulting Issuer Common Share held. The holders of Resulting Issuer Common Shares will be entitled to receive dividends if, as and when declared by the Resulting Issuer Board and to receive a proportionate share, on a per share basis, of the assets of the Resulting Issuer available for distribution in the event of a liquidation, dissolution or winding-up of the Resulting Issuer.

Selected Pro Forma Balance Sheet Information

The following table sets forth certain pro forma financial information of the Resulting Issuer after giving effect to the Transaction. Such unaudited pro forma balance sheet information is based on certain assumptions and adjustments and are not necessarily indicative of the Resulting Issuer's consolidated financial position if the events reflected therein were in effect for the periods presented, nor do they purport to project the Resulting Issuer's financial position or results from operations for any future period:

Balance Sheet	Pro Forma as at December 31, 2019 after giving effect to the Transaction ($USD)
Current Assets	2,509,000
Long-Term Assets	213,000
Current Liabilities	577,000
Shareholders' Equity	1,873,000

Such information is derived from the unaudited pro forma balance sheet of the Resulting Issuer as at December 31, 2019, which is attached hereto as Appendix "E" - Pro Forma Financial Statements of the Resulting Issuer, and should be read in conjunction herewith.

Pro Forma Consolidated Capitalization

The following table sets forth the pro forma share capital of the Resulting Issuer following Completion of the Qualifying Transaction.

Designation of Security	Authorized	Amount outstanding following Completion of the Qualifying Transaction
Resulting Issuer Common Shares	Unlimited	140,098,047
Resulting Issuer Options		8,120,963 (1)
Resulting Issuer Compensation Options		300,000 (2)
Total Fully Diluted Share Capital		148,519,010

(1) Comprised of 900,000 options granted to existing option holders of ADL, in aggregate, 6,098,411 options granted to existing option holders of Real on the closing of the Transaction and 1,122,552 options granted to the directors of the Resulting Issuer upon closing of the Transaction.

(2) See "Information Concerning ADL - ADL Compensation Options".

Fully-Diluted Share Capital

The following table summarizes the securities of ADL and Real currently issued and outstanding and the securities of the Resulting Issuer to be issued and outstanding following the Completion of the Qualifying Transaction:

	Number of Securities	% of total number of Resulting Issuer Common Shares outstanding following Completion of the Qualifying Transaction
		(Non-Diluted)	(Fully-Diluted)
ADL Common Shares outstanding as of the date of this Filing Statement	9,100,000	6.5	6.1
Resulting Issuer Shares to be issued as consideration for the Real Shares including Real Shares issuable upon the conversion of the US $200,000 principal amount of Real convertible loans	110,239,877	78.7	74.2
Number of Resulting Issuer Shares to be issued upon exercise of the ADL Subscription Receipts issued pursuant to the ADL Private Placement	20,758,170	14.8	14.1
Total Resulting Issuer Shares	140,098,047	-	-

Available Funds and Principal Purposes

The following table sets forth the funds anticipated to be available to the Resulting Issuer on a consolidated basis after giving effect to the Qualifying Transaction:

Source of Funds	Amount of Funds (CAD)
Estimated working capital of Real as at March 31, 2020	$180,000
Estimated working capital of ADL as at March 31, 2020	$450,000
Net proceeds from the ADL Private Placement	$2,200,000(1)
Projected gross profit of Real for 18 months following completion of the Qualifying Transaction	$7,002,820(2)
Total Estimated Funds Available	$9,832,820

(1) Assuming completion of the ADL Private Placement of approximately CDN $2,200,000.

(2) Based on management projections.

The following table sets forth the proposed use of the available funds upon completion of the Qualifying Transaction:

Use of Available Funds	Amount of Funds (CAD)
Research and Development	$1,980,750
Sales and Marketing	$2,310,180
General and Administrative	$3,384,650
Estimated costs incidental to the Qualifying Transaction	$350,000
Unallocated funds	$1,807,240
Total	$9,832,820(1)

(1) Real and ADL anticipate that these funds will be sufficient for these uses for an 18 month period following the date of completion of the Qualifying Transaction.

The above sources and uses of funds are estimates only. Notwithstanding the proposed uses of available funds as discussed above, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. It is difficult at this time to definitively project the total funds necessary to execute the planned undertakings of the Resulting Issuer. For these reasons, management considers it to be in the best interests of the Resulting Issuer and its shareholders to permit management a reasonable degree of flexibility as to how the Resulting Issuer's funds are employed among the above uses or for other purposes, as the need may arise.

Dividends

There are no restrictions in the Resulting Issuer's articles or elsewhere which could prevent the Resulting Issuer from paying dividends subsequent to Completion of the Qualifying Transaction. The Resulting Issuer does not contemplate paying any dividends on any Resulting Issuer Common Shares in the immediate future subsequent to the Completion of the Qualifying Transaction, as it anticipates investing all available funds to finance the growth of the Resulting Issuer's business. The Resulting Issuer Board will determine if, and when, to declare and pay dividends in the future from funds properly applicable to the payment of dividends based on the Resulting Issuer's financial position at the relevant time. All of the Resulting Issuer Common Shares will be entitled to an equal share in any dividends declared and paid on a per share basis.

Principal Securityholders

To the best of the knowledge of management and the directors of ADL and Real, other than as set out in the following table, there is no Person who will own of record or beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the voting rights attached to all of the outstanding Resulting Issuer Common Shares after the Completion of the Qualifying Transaction.

Name and Municipality of Residence	Resulting Issuer Common Shares upon Completion of the Qualifying Transaction	Common Shares owned of Record and/or Beneficially
Magma Venture Capital Funds(1) Tel Aviv, Israel	24,498,928 (2)	Of Record

(1) Upon completion of the Qualifying Transaction and the ADL Private Placement, it is expected that 23,827,154 Resulting Issuer Common Shares will be held by Magma Venture Capital IV L.P. and 671,774 Resulting Issuer Common Shares will be held by Magma Venture Capital CEO Fund L.P. (collectively, the "Magma Funds"). The general partners of the Magma Funds are owned and controlled by Yahal Zilka (50%) and Modi Rosen (50%).

(2) 17.5% Resulting Issuer Shares on a non-diluted basis and 16.5% Resulting Issuer Shares on a fully diluted basis assuming completion of the ADL Private Placement.

Directors, Officers and Promoters

Name, Municipality of Residence, Occupation and Security Holdings

It is expected that, upon Completion of the Qualifying Transaction, the following individuals will be the directors and officers of the Resulting Issuer, with the term of office of the directors to expire on the date of the next annual general meeting of the shareholders of the Resulting Issuer.

Tamir Poleg - Chairman, Chief Executive Officer and Director

Tamir Poleg is the Co-Founder and CEO of Real since Real was founded in 2014. Prior to founding Real, Mr. Poleg founded and served as the Chief Executive Officer of Optimum RE Investments - a real estate company focused on multi-family investments and operations. Prior to shifting to real estate, Mr. Poleg served in executive sales and business development positions with several technology companies, focusing on wireless infrastructure development and deployment across multiple continents. With over 15 years of real estate experience, including serving as a construction manager, and 9 years of technology company experience, Mr. Poleg is considered an expert in real estate technology and a member of Forbes Real Estate Council. Mr. Poleg holds a bachelor's degree in economics and several real estate related accreditations. Mr. Poleg is the sole director and officer of each of the Real Subsidiaries.

Gus Patel CPA, CA, EET, LPA - Chief Financial Officer and Corporate Secretary

Gus Patel serves as Chief Financial Officer of Real. He also serves as a Founding Partner of Abacus Group, a public accounting and advisory firm, since October 2017. Mr. Patel was formally Controller of Urbanfund Corp. (TSX-V: UFC) and Westdale Construction Co. Limited, and was responsible for financial reporting, strategy and corporate tax compliance (Oct. 2017 - Jun. 2019). Previously he was a Manager at Collins Barrow Toronto LLP in the assurance and advisory practice with a focus on public market transactions (Nov. 2014 - Oct. 2017). Mr. Patel is a Chartered Professional Accountant and Chartered Accountant, and has a Bachelor of Commerce in Accounting and Finance from the Ted Rogers School of Management at Ryerson University.

Lynda Radosevich - Chief Marketing Officer

Lynda Radosevich serves as Real's Chief Marketing Officer (CMO). Ms. Radosevich has two decades experience building early stage, high-growth, venture-backed technology companies as a marketing officer and business consultant. She has contributed to multiple IPOs and acquisitions. Prior to joining Real, she was head of corporate marketing for Directly, a support automation leader backed by Microsoft M12 Ventures and True Ventures. Early in her career, she was a technology industry reporter. As CMO, Ms. Radosevich oversees positioning and messaging and directs the planning, development and execution of marketing, advertising and growth initiatives.

Guy Gamzu -Director

Guy Gamzu founded and has served as the Chairman of Cubit Investments Ltd., a privately owned investment company specializing in early stage venture finance since 1998 and serves as a director and chairman of a number of private technology companies.

Larry Klane -Director

Larry Klane is an independent director, co-founder of an investment firm and prior CEO and business leader of an array of wholesale and retail financial services businesses globally. In addition to his executive experience, Mr. Klane has served on nine corporate boards-four public boards (two in the United States and two in Asia) and five private boards (two in the United States, two in Europe and one in Canada). Mr. Klane currently serves on the boards of Goldman Sachs Bank USA and Navient Corporation (Nasdaq: NAVI). Previously, Mr. Klane served as Chairman of the Board and CEO of Korea Exchange Bank and as a Director of Aozora Bank, publicly traded banks in Korea and Japan respectively. Prior to leading Korea Exchange Bank, Mr. Klane served as President  of the Global Financial Services division of Capital One Financial Corporation. Mr. Klane joined Capital One in 2000 to help lead the company's transformation to a diversified financial services business. His responsibilities during his tenure included a broad range of consumer and business finance activities in the United States, Europe and Canada. He oversaw all merger and acquisition activities. Prior to Capital One, Mr. Klane was a Managing Director at Deutsche Bank and ran the Corporate Trust and Agency Services business acquired from Bankers Trust. Earlier in his career, Larry spent a decade in a variety of US and overseas consulting and strategy roles. Mr. Klane qualifies as a Qualified Financial Expert under SEC guidelines. In January 2014, Larry co-founded Pivot Investment Partners, a private investment firm focused on investing in a select set of high potential financial technology companies. Mr. Klane received his MBA from the Stanford Graduate School of Business and earned his undergraduate degree from Harvard College. In 2007, Mr. Klane was nominated by the President of the United States to sit on the Federal Reserve Board of Governors.

Laurence Rose - Director

Laurence Rose serves as Chairman of Omega ATS Inc. and is President of private investment firm Matchpoint Financial Corp. Mr. Rose spent over eleven years at global investment bank Cantor Fitzgerald where his responsibilities included executive oversight of a number of business units, joint ventures, and investments. He served as Chairman, President and Chief Executive Officer of Cantor Fitzgerald Canada Corporation and Senior Managing Director of Cantor Fitzgerald & Co. Prior to joining Cantor Fitzgerald, Mr. Rose was founder and CEO of CollectiveBid Systems Inc. and its wholly-owned investment dealer subsidiary, CBID Markets Inc., which launched Canada's first Alternative Trading System (ATS). With over twenty-five years' experience in the capital markets and technology sectors, his professional experience also includes positions with RBC Dominion Securities Inc., Dow Jones Markets Inc. and Bridge Information Systems. Mr. Rose serves on a number of Boards of both corporate and non-profit organizations.

The following table lists the name, municipality of residence, proposed office, principal occupation and anticipated shareholdings of each proposed director and officer of the Resulting Issuer.

Name and Municipality of Residence	Positions and Offices to be Held	Principal Occupation During the Past Five Years	Resulting Issuer Common Shares owned, beneficially held or controlled, assuming Completion of the Qualifying Transaction (1)	Director or Officer of ADL or Real Since
Tamir Poleg Tel Aviv, Israel	Chairman, Chief Executive Officer and Director	Chief Executive Officer of Real	9,578,850 6.8%	2014
Gus Patel Toronto, Ontario	Chief Financial Officer and Corporate Secretary	Partner of Abacus Group from November 2017 to the present; Manager at Collins Barrow from November 2014 to October 2017	Nil	September, 2019
Lynda Radosevich New York, New York	Chief Marketing Officer	Chief Marketing Officer of Real	Nil	January, 2017
Guy Gamzu(2) (5) Tel Aviv, Israel	Director	Investor	17,910,835 12.7%	2014
Larry Klane (3) (5) New York, New York	Director	Partner of Pivot Investment Partners	4,575,164 3.3%	On closing of Qualifying Transaction
Laurence Rose(4) (5) Toronto, Ontario	Director	Chairman, Omega ATS Inc.	2,493,542 1.8%	February 28, 2018

(1) Assuming completion of the ADL Private Placement.

(2) Comprised of: 15,353,271 Common Shares to be held by Cubit Investments Ltd., a company beneficially owned by Mr. Gamzu; 1,307,189 Common Shares issued on the exercise of subscription receipts purchased on the ADL Private Placement by Cubit Investments Ltd.; and 1,250,375 Common Shares to be owned by Mr. Gamzu personally.

(3) Shares to be held by Poom Holdings LLC, a company beneficially owned by Mr. Klane upon completion of the ADL Private Placement.

(4) Shares to be held by Matchpoint Capital Inc., a company beneficially owned by Mr. Rose.

(5) Member of the audit committee.

Upon Completion of the Qualifying Transaction, the Resulting Issuer Common Shares beneficially owned, directly or indirectly, by all Promoters, Insiders, directors and executive officers of the Resulting Issuer, as a group, will be 59,051,319 Resulting Issuer Common Shares, or approximately 42.1% on a non-diluted basis or 39.8% on a fully- diluted basis assuming completion of the ADL Private Placement.

Cease Trade Orders or Bankruptcies

None of the proposed directors, officers, Insiders or Promoters of the Resulting Issuer or a shareholder holding a sufficient number of securities of the Resulting Issuer to affect materially the control of the Resulting Issuer is, or within 10 years before the date of this Filing Statement has been, a director, officer, Insider or Promoter of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under applicable securities legislation for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of the proposed directors, officers, Insiders or the Promoters of the Resulting Issuer or a shareholder holding a sufficient number of securities of the Resulting Issuer to affect materially the control of the Resulting Issuer has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by any securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or has been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

None of the proposed directors, officers, Insiders or the Promoters of the Resulting Issuer or a shareholder holding a sufficient number of securities of the Resulting Issuer to affect materially the control of the Resulting Issuer is, or within the 10 years before the date of this Filing Statement, has been declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts of Interest

There may from time to time be potential conflicts of interest to which some of the directors, officers, Insiders and Promoters of the Resulting Issuer will be subject in connection with the operations of the Resulting Issuer. Some of the individuals who will be appointed as directors or officers of the Resulting Issuer are also directors and/or officers of other reporting and non-reporting issuers. Conflicts, if any, will be subject to the procedures and remedies provided for under the BCBCA.

Other Reporting Issuer Experience

The following table sets out the proposed directors, officers and Promoters of the Resulting Issuer that are, or have been within the last five years, directors, officers or Promoters of other reporting issuers:

Name	Name of Reporting Issuer	Trading Market	Position	From	To
Guy Gamzu	MediaMind Inc.	NASDAQ	Director	August 2010	March 2011
Larry Klane	Navient Corporation	NASDAQ	Director	May 2019	Present
	Verifone Systems	NYSE	Director	December 2017	August 2018
Laurence Rose	iLOOKABOUT Corp.	TSXV	CEO, Director	September 2016	December 2017
	ADL Ventures Inc.	TSXV	CEO, Director	February 2018	Present

Executive Compensation

See Part III - "Information Concerning Real - Executive Compensation".

Indebtedness of Directors and Officers

Other than as disclosed in this Filing Statement, no director or officer of ADL or Real, or any Associate or Affiliate of any of them was or ever has been indebted to ADL or Real nor has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by ADL or Real.

Investor Relations Arrangements

The Resulting Issuer has not entered into, and does not presently intend to enter into, any written or oral agreement or understanding with any person to provide promotional or investor relations services to either of them, or to engage in activities for the purposes of stabilizing the market, either now or in the future.

Options to Purchase Securities

Options to Purchase Securities

Assuming Completion of the Qualifying Transaction there will be 8,120,963 Resulting Issuer Options outstanding (excluding the Resulting Issuer Compensation Options). The following table illustrates the number of options of the Resulting Issuer that will be held by the officers, directors, employees and consultants of the  Resulting Issuer upon completion of the Qualifying Transaction. The Resulting Issuer does not anticipate granting any other options on or before the Closing of the Qualifying Transaction.

Name and Category	# of Holders	Resulting Issuer Options # options	Exercise Price ($/Resulting Issuer Share)	Expiration Date
Officers of the Resulting Issuer, as a group	2	4,488,263	3,552,734 at US $0.0253; 151,245 at US $0.133; 503,646 at US$0.132; 280,638 at $0.0765	January 20, 2026
Directors of the Resulting Issuer who are not officers, as a group(2)	3	1 x 225,000 3 x 280,638	$0.10 $0.0765	April 18, 2028
Employees of the Resulting Issuer, as a group	7	208,719	58,481 at US$0.132; 150,238 at US$0.133	January 20, 2026
Consultants of the Resulting Issuer, as a group	567	1,851,727	220,118 at US $0.132; 220,092 at US $0.14; 1,411,517 at US $0.133	January 20, 2026
Former Directors, Officers and Employees of the Resulting Issuer, as a group	3	675,000	$0.10	April 18, 2028
TOTAL		8,290,623

Stock Option Plan

Upon Completion of the Qualifying Transaction, the Resulting Issuer will maintain the current stock option plan of ADL. See Part II - Information Concerning ADL - Stock Option Plan.

Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer

An aggregate of 6,100,000 Common Shares are held in escrow as CPC Escrow Shares with the Escrow Agent. Pursuant to the Proposed Qualifying Transaction 6,100,000 Resulting Issuer Shares will remain in escrow pursuant to the CPC Escrow Agreement.

ADL and Real expect that 29,139,288 Resulting Issuer Shares to be issued to former Real Shareholders, and 5,330,173 Resulting Issuer Options issued to certain former holders of Real Options pursuant to the Proposed Qualifying Transaction will be held by persons who are Principals of the Resulting Issuer, and will accordingly be subject to escrow in accordance with Exchange policies.

CPC Escrow

The following table sets out, as of the date of this Prospectus, the Resulting Issuer Shares that will be held in escrow with the Escrow Agent pursuant to the CPC Escrow Agreement..

Designation of class	Number of escrowed securities	Percentage of class prior to giving effect to the Proposed Qualifying Transaction and ADL Private Placement	Percentage of class after giving effect to the Proposed Qualifying Transaction and ADL Private Placement
Resulting Issuer Shares	6,100,000	67%	4.3%

Upon completion of the Proposed Qualifying Transaction, it is expected that the Resulting Issuer will be listed on the Exchange as a Tier 1 technology issuer. Accordingly, 25% of the Resulting Issuer Shares held subject to the CPC Escrow Agreement will be released from escrow upon the issuance of the Final Exchange Bulletin, and an additional 25% will be released on the dates that are 6 months, 12 months, and 18 months following the date of the Final Exchange Bulletin.

Qualifying Transaction Escrow

Resulting Issuer securities to be issued pursuant to the Proposed Qualifying Transaction to Principals of the Resulting Issuer will be subject to escrow in accordance with Exchange policies. Upon completion of the Proposed Qualifying Transaction, such persons will be required to place their Resulting Issuer securities into escrow pursuant to a Tier 1 Value Escrow Agreement (the "QT Escrow Agreement"). Escrowed Resulting Issuer securities may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the written consent of the Exchange. An entity, controlled by one or more persons, that holds escrowed Resulting Issuer securities may not participate in a transaction that results in a change of its control or a change in the economic exposure of the persons to the risks of holding escrowed Resulting Issuer securities.

The following table lists the names of beneficial owners of the securities that will be subject to escrow pursuant to the QT Escrow Agreement, and the number of securities held by each:

Name and Municipality of Residence of Securityholder	Designation of class	Number of escrowed securities	Percentage of class after giving effect to the Proposed Qualifying Transaction and ADL Private Placement
Tamir Poleg	Resulting Issuer Shares	9,578,850	6.8
Tel Aviv, Israel	Resulting Issuer Options	3,833,372	46.2
Guy Gamzu	Resulting Issuer Shares	17,910,835	12.7
Tel Aviv, Israel	Resulting Issuer Options	280,637	3.4
Gus Patel	Resulting Issuer Shares	Nil	Nil
Toronto, Ontario	Resulting Issuer Options	Nil	Nil
Lynda Radosevich	Resulting Issuer Shares	Nil	Nil
New York, New York	Resulting Issuer Options	654,889	7.9
Larry Klane	Resulting Issuer Shares	4,575,164	3.2
New York, New York	Resulting Issuer Options	280,637	3.4
Laurence Rose	Resulting Issuer Shares	493,542	0.3
Toronto, Ontario	Resulting Issuer Options	280,637	3.4
Total	Resulting Issuer Shares	32,558,491	23.0
	Resulting Issuer Options	5,330,172	64.3

The QT Escrow Agreement provides that 25% of the escrowed securities will be released from escrow upon issuance of the Final Exchange Bulletin, an additional 25% will be released on the dates that are 6 months, 12 months, and 18 months following the date of the Final Exchange Bulletin.

Seed Share Resale Restrictions

An aggregate of 28,246,597 Resulting Issuer Shares will be subject to the seed share resale restrictions of the Exchange whereby 25% shall be released from escrow on the issuance of the Final Exchange Bulletin and 25% will be released on the dates that are 6 months, 12 months, and 18 months following the date of the Final Exchange Bulletin.

Transfers of Escrowed Securities

Where escrowed Resulting Issuer Shares are to be held by a person that is not an individual, such person will be required to agree not engage in any transaction that would result in the change of control of such person while its securities of the Resulting Issuer are held in escrow. Any such person will be required to further undertake to the Exchange that, to the extent reasonably possible, it will not permit or authorize any issuance of securities or transfer of securities which could reasonably result in a change of control of the person.

All holders of escrowed securities must obtain Exchange consent to transfer securities held in escrow, other than in specified circumstances set out in the applicable escrow agreement.

Lock-Up Agreements

In addition to the Resulting Issuer Shares that are subject to the CPC Escrow Agreement and the QT Escrow Agreement, all the shareholders of Real immediately prior to the completion of the Proposed Qualifying Transaction will enter into a lock-up agreements with the Resulting Issuer whereby such shareholders will agree not to transfer their shares for a period of 6 months from the completion of the Proposed Qualifying Transaction.

Auditors, Transfer Agent and Registrar

Auditor

The Resulting Issuer's auditors will be Real's current auditors, Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, whose principal office is located at Azrieli Center, Derech Menachem Begin 132, Tel Aviv, Israel, 6701101.

Transfer Agent and Registrar

The registrar and transfer agent for Resulting Issuer Common Shares subsequent to the Completion of the Qualifying Transaction will be Computershare Investor Services Inc., located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

 PART V - GENERAL MATTERS

Sponsorship and Agent Relationship

The Exchange has granted ADL's request for an exemption from the sponsorship requirements of Policy 2.2.

Experts

There is no interest, direct or indirect, in any securities or property of ADL, Real or the Resulting Issuer, or of an Associate or Affiliate of ADL, Real or the Resulting Issuer, received or to be received by an expert.

For the purposes hereof, "expert" means any person or company whose profession or business gives authority to a statement made by that person or company and who is named as having prepared or certified a part of this Filing Statement, or prepared or certified a report or valuation described or included in this Filing Statement.

Other Material Facts

There are no other material facts about ADL, Real, the Resulting Issuer or the Transaction that are not elsewhere disclosed herein and which are necessary in order for this Filing Statement to contain full, true and plain disclosure of all material facts relating to ADL, Real and the Resulting Issuer, assuming Completion of the Qualifying Transaction.

Board Approval

The contents and the filing of this Filing Statement have been approved by the board of directors of each of ADL and Real. Where information contained in this Filing Statement rests particularly within the knowledge of a person other than ADL, ADL has relied upon information furnished by such person.

PART VI - RISK FACTORS

The current business of Real will be the business of the Resulting Issuer following Completion of the Qualifying Transaction. Accordingly, risk factors relating to Real's current business will be risk factors relating to the Resulting Issuer's business. Due to the nature of Real's business, the legal and economic climate in which it operates and its present stage of development and proposed operations, the Resulting Issuer will be subject to significant risks. The Resulting Issuer's future development and actual operating results may be very different from those expected as at the date of this Filing Statement. Readers should carefully consider all such risks, which include but are not limited to the following.

The following is a summary of certain risk factors relating to the Transaction and to the business of the Resulting Issuer and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Filing Statement.

Risks Related to the Qualifying Transaction

Regulatory Approval of the Qualifying Transaction may not be obtained.

The Completion of the Qualifying Transaction is subject to the satisfaction of a number of conditions, including final acceptance of the TSXV. There can be no assurance that all of the necessary regulatory approvals will be obtained. If the Qualifying Transaction, as contemplated by the Transaction Agreement is not completed for these reasons or for any others, Real and ADL will have incurred significant costs associated with the failed implementation of the Qualifying Transaction.

The Transaction Agreement may be terminated.

The Transaction Agreement specifies that the parties' obligation to effect the Qualifying Transaction is conditional upon the satisfaction of a number of conditions. If any of the conditions are not satisfied or waived, the Qualifying Transaction may not be completed. Each of ADL and Real have the right, in certain circumstances, to terminate the Transaction Agreement. Accordingly, there can be no certainty that the Transaction Agreement will not be terminated by either party prior to the Completion of the Qualifying Transaction.

The requirements of being a public company may strain the Resulting Issuer's resources, divert management's attention and affect its ability to attract and retain executive management and qualified board members.

As a reporting issuer, the Resulting Issuer will be subject to the reporting requirements of applicable securities legislation of the jurisdiction in which it is a reporting issuer, the listing requirements of the TSXV and other applicable securities rules and regulations. Compliance with those rules and regulations will increase the Resulting Issuer's legal and financial costs, make some activities more difficult, time consuming or costly and increase demand on its systems and resources.

Risk Related to the Resulting Issuer

Real's financial performance is closely connected to the strength of the residential real estate market, which is subject to a number of general business and macroeconomic conditions beyond Real's control.

Real's financial performance is closely tied to the strength of the US residential real estate market which is cyclical in nature and typically is affected by changes in national, state and local economic conditions which are beyond Real's control. Macroeconomic conditions that could adversely impact the growth of the real estate market and have a material adverse effect on our business include, but are not limited to, economic slowdown or recession, increased unemployment, increased energy costs, reductions in the availability of credit or higher interest rates, increased costs of obtaining mortgages, an increase in foreclosure activity, inflation, disruptions in capital markets, declines in the stock market, adverse tax policies or changes in other regulations, lower consumer confidence, lower wage and salary levels, war or terrorist attacks, natural disasters or adverse weather events, or the public perception that any of these events may occur. Unfavorable general economic conditions, such as a recession or economic slowdown, in the United States, Canada or other markets Real enters and operates within could negatively affect the affordability of, and consumer demand for, our services which could have a material adverse effect on our business and profitability. In addition, federal and state governments, agencies and government-sponsored entities could take actions that result in unforeseen consequences to the real estate market or that otherwise could negatively impact Real's business.

The real estate market is substantially reliant on the monetary policies of the federal government and its agencies and is particularly affected by the policies of the Federal Reserve Board, which regulates the supply of money and credit in the US, which in turn impacts interest rates. Real's business could be negatively impacted by any rising interest rate environment. As mortgage rates rise, the number of home sale transactions may decrease as potential home sellers choose to stay with their lower mortgage rate rather than sell their home and pay a higher mortgage rate with the purchase of another home. Similarly, in higher interest rate environments, potential home buyers may choose to rent rather than pay higher mortgage rates. Changes in the interest rate environment and mortgage market are beyond Real's control, are difficult to predict and could have a material adverse effect on our business and profitability.

Real may be unable to maintain its agent growth rate, which would adversely affect its revenue growth and results of operations.

Real has experienced rapid and accelerating growth in our real estate broker and agent base. Because Real derives revenue from real estate transactions in which its brokers and agents receive commissions, increases in Real's agent and broker base correlate to increases in revenues, and the rate of growth of our revenue correlates to the rate of growth of Real's agent and broker base. The rate of growth of Real's agent and broker base cannot be predicted and is subject to many factors outside of Real's control, including actions taken by Real's competitors and macroeconomic factors affecting the real estate industry generally. There is no assurance that Real will be able to maintain its recent agent growth rate or that Real's agent and broker base will continue to expand in future periods. A slowdown in Real's agent growth rate would have a material adverse effect on revenue growth and could adversely affect Real's results of operations.

Real may be unable to effectively manage rapid growth in its business.

Real may not be able to scale its business quickly enough to meet the growing needs of its affiliated real estate professionals and if Real is not able to grow efficiently, its operating results could be harmed. As Real adds new real estate professionals, Real will need to devote additional financial and human resources to improving its internal systems, integrating with third-party systems, and maintaining infrastructure performance. In addition, Real will need to appropriately scale its internal business systems and our services organization, including support of our affiliated real estate professionals as its demographics expand over time. Any failure of or delay in these efforts could cause impaired system performance and reduced real estate professional satisfaction. These issues could reduce the attractiveness of Real to existing real estate professionals who might leave Real as well as resulting in decreased attraction of new real estate professionals. Even if Real is able to upgrade our systems and expand its staff, such expansion may be expensive, complex, and place increasing demands on its management. Real could also face inefficiencies or operational failures as a result of its efforts to scale its infrastructure and Real may not be successful in maintaining adequate financial and operating systems and controls as it expands. Moreover, there are inherent risks associated with upgrading, improving and expanding its information technology systems. Real cannot be sure that the expansion and improvements to our infrastructure and systems will be fully or effectively implemented on a timely basis, if at all. These efforts may reduce Real's revenue and margins and adversely impact its financial results.

Real faces significant risk to its brand and revenue if it fails to maintain compliance with the law and regulations of federal, state, county and foreign governmental authorities, or private associations and governing boards.

Real operates in the real estate industry which is a heavily regulated industry subject to complex, federal, state, provincial and local laws and regulations and third-party organizations' regulations, policies and bylaws.

In general, the laws, rules and regulations that apply to Real's business practices include, without limitation, RESPA, the federal Fair Housing Act, the Dodd-Frank Act, and federal advertising and other laws, as well as comparable state statutes; rules of trade organizations such as NAR, local MLSs, and state and local AORs; licensing requirements and related obligations that could arise from our business practices relating to the provision of services other than real estate brokerage services; privacy regulations relating to our use of personal information collected from the registered users of our websites; laws relating to the use and publication of information through the Internet; and state real estate brokerage licensing requirements, as well as statutory due diligence, disclosure, record keeping and standard-of-care obligations relating to these licenses.

Additionally, the Dodd-Frank Act contains the Mortgage Reform and Anti-Predatory Lending Act ("Mortgage Act"), which imposes a number of additional requirements on lenders and servicers of residential mortgage loans, by amending certain existing provisions and adding new sections to RESPA and other federal laws. It also broadly prohibits unfair, deceptive or abusive acts or practices, and knowingly or recklessly providing substantial assistance to a covered person in violation of that prohibition. The penalties for noncompliance with these laws are also significantly increased by the Mortgage Act, which could lead to an increase in lawsuits against mortgage lenders and servicers.

Maintaining legal compliance is challenging and increases business costs due to resources required to continually monitor business practices for compliance with applicable laws, rules and regulations, and to monitor changes in the applicable laws themselves.

Real may not become aware of all the laws, rules and regulations that govern its business, or be able to comply with all of them, given the rate of regulatory changes, ambiguities in regulations, contradictions in regulations between jurisdictions, and the difficulties in achieving both company-wide and region-specific knowledge and compliance.

If Real fails, or is alleged to have failed, to comply with any existing or future applicable laws, rules and regulations, Real could be subject to lawsuits and administrative complaints and proceedings, as well as criminal proceedings. Non-compliance could result in significant defense costs, settlement costs, damages and penalties.

Real's business licenses could be suspended or revoked, business practices enjoined, or it could be required to modify its business practices, which could materially impair, or even prevent, Real's ability to conduct all or any portion of its business. Any such events could also damage Real's reputation and impair Real's ability to attract and service home buyers, home sellers and agents, as well its ability to attract brokerages, brokers, teams of agents and agents to Real, without increasing its costs.

Further, if Real loses its ability to obtain and maintain all of the regulatory approvals and licenses necessary to conduct business as we currently operate, Real's ability to conduct its business may be harmed. Lastly, any lobbying or related activities Real undertakes in response to mitigate liability of current or new regulations could substantially increase Real's operating expenses.

Real may suffer financial harm and loss of reputation if it does not or cannot comply with applicable laws, rules and regulations concerning the classification and compensation practices for the agents.

Except for employed state brokers, all real estate professionals in Real's brokerage operations have been retained as independent contractors, either directly or indirectly through third-party entities formed by these independent contractors for their business purposes. With respect to these independent contractors, like most brokerage firms, Real is subject to the Internal Revenue Service regulations and applicable state law guidelines regarding independent contractor classification. These regulations and guidelines are subject to judicial and agency interpretation, and it might be determined that the independent contractor classification is inapplicable to any of Real's affiliated real estate professionals. Further, if legal standards for classification of real estate professionals as independent contractors change or appear to be changing, it may be necessary to modify Real's compensation and benefits structure for its affiliated real estate professionals in some or all of its markets, including by paying additional compensation or reimbursing expenses.

In the future, Real could incur substantial costs, penalties and damages, including back pay, unpaid benefits, taxes, expense reimbursement and attorneys' fees, in defending future challenges by its affiliated real estate professionals to our employment classification or compensation practices.

Unanticipated delays or problems associated with Real's products and improvements may cause customer dissatisfaction.

Real's future success is dependent on its ability to continue to develop and expand its products and technologies and to address the needs of its customers. There may be delays in releasing new Real products or technologies in the future - any material delays may cause customers to forego purchases of Real's products to purchase competitors' offerings instead.

Real may need to develop new products and services and rapid technological change could render its systems obsolete.

The industry in which Real operates is characterized by rapid technological change, frequent new product and service introductions and enhancements, uncertain product life cycles, changes in customer requirements, and evolving industry standards. The introduction of new products and new technologies, the emergence of new industry standards, or improvements to existing technologies could render Real's platform obsolete or relatively less competitive.

Real's commercial and financial success depends on market acceptance, and if not achieved will result in Real not being able to generate revenue to support its operations.

The commercial success of Real depends, among other things, on market acceptance. The success of Real's products and any new products and services that it may launch is dependent upon its ability to attract and retain a critical mass of merchants in potentially diverse geographic locations. Competitive pricing and market acceptance also depends on the future pricing and availability of competing products and the perceived comparative efficacy of its products. If Real cannot reach this market, or cannot offer competitive pricing packages, its operating results and revenues will be adversely affected.

If agents and brokers do not understand Real's value proposition Real may not be able to attract, retain and incentivize agents.

Participation in the Resulting Issuer's stock option plan and other incentive plans represents a key component of Real's agent and broker value proposition. Agents and brokers may not understand or appreciate the value of these incentive programs. In addition, agents may not appreciate other components of Real's value proposition including the technology platform, the mobility it affords, the systems and tools that it provide to agents and brokers, among other benefits. If agents and brokers do not understand the elements of Real's service offering, or do not perceive it to be more valuable than the models used by most competitors, Real may not be able to attract, retain and incentivize new and existing agents and brokers to grow its revenues.

Real's operating results are subject to seasonality and vary significantly among quarters during each calendar year, making meaningful comparisons of successive quarters difficult.

Seasons and weather traditionally impact the real estate industry in the jurisdictions where Real operates. Continuous poor weather or natural disasters negatively impact listings and sales. Spring and summer seasons historically reflect greater sales periods in comparison to fall and winter seasons. Real has historically experienced lower revenues during the fall and winter seasons, as well as during periods of unseasonable weather, which reduces Real's operating income, net income, operating margins and cash flow.

Real estate listings precede sales and a period of poor listings activity will negatively impact revenue. Past performance in similar seasons or during similar weather events can provide no assurance of future or current performance, and macroeconomic shifts in the markets Real serves can conceal the impact of poor weather or seasonality.

Real may require additional capital to support its operations or the growth of its business, and it cannot be certain that this capital will be available on reasonable terms when required, or at all.

From time to time, Real may need additional financing to operate or grow its business. The ability to continue as a going concern may be dependent upon raising additional capital from time-to-time to fund operations. Real's ability to obtain additional financing, if and when required, will depend on investor and lender willingness, its operating performance, the condition of the capital markets and other facts, and Real cannot assure anyone that additional financing will be available to it on favorable terms when required, or at all. If Real raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of its current stock, and its existing stockholders may experience dilution. If Real is unable to obtain adequate financing or financing on terms satisfactory to it when it requires it, its ability to continue to support the operation or growth of its business could be significantly impaired and its operating results may be harmed.

Real's growth strategy may not achieve the anticipated results.

Real's future success will depend on its ability to grow its business, including through commercialization  of its products. Growth and innovation strategies require significant commitments of management resources and capital investments and Real may not grow its revenues at the rate it expects or at all. As a result, Real may not be able to recover the costs incurred in developing new projects and initiatives or to realize their intended or projected benefits, which could materially adversely affect its business, financial condition or results of operations.

Real faces substantial competition in the future and may not be able to keep pace with the rapid technological changes which may result from others discovering, developing or commercializing products before or more successfully than Real. The activities of competing companies, or others, may limit Real's revenues.

In general the development and commercialization of new SaaS products is highly competitive and is characterized by extensive research and development and rapid technological change. Market share can shift as a result of technological innovation and other business factors. Commercial opportunities for Real's products may be reduced if Real's competitors develop or market products or novel technologies that are more effective, are better tolerated, are more accepted by the market, have better distribution channels, or are less costly than that offered by Real. If those products gain market acceptance, Real's revenue and financial results could be adversely affected. If Real fails to develop new products or enhance existing products, its leadership in the current markets served could erode, and its business, financial condition and results of operations may be adversely affected.

While Real's products are unique and novel technologies, there are a number of indirect competitors in the market. Such competitors include large and small companies that may have significant access to capital resources, competitive product pipelines, substantial research and development staffs and facilities, and substantial experience in the market. Real recognizes the need to invest in research and development to continue to add high-value, differentiated capabilities to expand both the depth and breadth of Real's product offering. Management also recognizes the need to ensure customer satisfaction through all phases of the sales cycle and intends to invest in competitive intelligence and analysis as it relates to the dynamics of the market, as well as in trends in technology and in products as they are introduced into the market. However, Real may not be able to compete with competitors that are more established in the market.

Real depends on highly skilled personnel to grow and operate its business. If Real is not able to hire, retain, and motivate its key personnel, its business may be adversely affected.

Real's success depends in part upon a number of key employees, including members of senior management who have extensive experience in the industry. Competition for talented senior management is intense and Real's ability to successfully develop and maintain a competitive market position will depend in part on its ability to attract and retain highly qualified and experienced management. The loss of the services of key personnel could have a materially adverse effect on Real's business.

Internal control over financial reporting may not prevent or detect misstatements, and projections of any evaluation of effectiveness to future periods may be subject to changes in conditions or deterioration in compliance with procedures.

Real has a limited administrative staff, meaning internal controls which rely on segregation of duties in many cases are not possible. The Resulting Issuer does not have the resources, size and scale to hire additional staff to address this potential weakness at this time. To help mitigate the impact of this, Real relies on the performance of compensating procedures and senior management's review and approval.

As a venture issuer, the Resulting Issuer will not be required to certify the design and evaluation of its disclosure controls and procedure ("DC&P") and internal controls over financial reporting ("ICFR"), and as such Real has not completed such an evaluation. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in National Instrument 52-109 Certification of Disclosure In Issuers' Annual and Interim Filings may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Israeli preferred technological plant status and related benefits could change.

In January 1, 2017 a new section was issued to the Israeli Investments Law relating to preferred technological income. The section is applicable to industrial companies, including Real that apply further preferred enterprise criteria. Accordingly, the Company is entitled to the benefit and therefore is subjected to a corporate tax rate of 12%. Investors should be aware that changes in the preferred enterprise criteria could result in Real being re- classified as a non-preferred technological plant, which would result in a higher percentage of corporate tax being applied to Real (23% for the years ended December 31, 2019 and 2018).

Statute of Limitations on Real's tax reports for the years ended December 31, 2019 and 2018.

The general statute of limitations on tax reports in Israel is four years, and therefore Real's tax reports for the years ended December 31, 2019 and 2018 can still be assessed by the Israeli Tax Authority, which could result in, among other things, determining that Real is not a preferred technological plant and by such is subject to a higher percentage of corporate tax (23% for the years ended December 31, 2019 and 2018).

If Real fails to develop widespread brand awareness cost-effectively, its business may suffer.

Real believes that developing and maintaining widespread awareness of its brand in a cost-effective manner is critical to achieving widespread acceptance of its products. Real's marketing efforts are directed at growing brand awareness. Brand promotion activities, although they have been successful in the past, may not generate customer awareness or increase revenues, and even if they do, any increase in revenues may not offset the expenses incurred in brand building. If Real fails to successfully promote and maintain its brand, or incur substantial expenses in doing so, Real may fail to attract or retain customers necessary to realize a sufficient return on its brand building efforts, or to achieve the widespread brand awareness that is critical for broad adoption of its products.

Possible failure to realize anticipated benefits of future acquisitions could impact Real's business.

Real may in the future complete acquisitions to strengthen its position in the point-of sale industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of any future acquisitions depends, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Real's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with its own. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Real's ability to achieve the anticipated benefits of these and future acquisitions.

There is intense competition in the SaaS and real estate brokerage industry.

The SaaS industry is highly competitive and rapidly changing. Real may be significantly affected by new product introductions and geographic expansion by existing competition and expects that competition will intensify in the future. Specific factors upon which Real competes include, but are not limited to, functionality of its applications, ease of use, timing for implementation, quality of support and services, and price. Real's potential competitors include other companies selling SaaS services and technology in the search engine marketing and advertising space. Many of these potential competitors have significantly greater financial, technical, marketing and other resources than Real has. Many of them also have longer operating histories, greater name recognition and stronger relationships with merchants and consumers who use or might use a low-value-payment service. Real may not be able to compete successfully with these competitors.

There is inherent technology and development risk in Real's business and industry.

The Real approach utilizes technology principally architected and developed by the company. There can be no assurances that Real will meet its targeted development or integration timelines such that it will be able to offer solutions at competitive pricing, or that Real can continue to enhance and improve the responsiveness, functionality and features of its technology and enable the solutions to scale at a reasonable cost. In addition, there is a risk that third parties may have applied for or been granted patents for certain processes or technology which Real has already deployed or intends to deploy, in which case Real may incur additional costs or be prohibited from using or implementing certain product features or processes in one or more countries. Real solutions incorporate complex technology and software. Accordingly, they may contain errors, or "bugs", that could be detected at any point. Such errors could materially and adversely affect Real's reputation, resulting in claims and/or significant costs to Real, and/or cause consumers, merchants, licensees and other parties to abandon Real's solutions and impair Real's ability to market and sell solutions and services in the future. The costs incurred in correcting any errors and satisfying any such claims may be substantial and could adversely affect Real's operating margins. While Real plans to continually test its solutions for errors and work with customers and merchants through its maintenance support services to identify and correct bugs, errors may be found in the future.

Real maintains data on cloud storage servers, which could be the target of a security breach.

Real's business faces certain security risks. Real's products and services involve storage using cloud-based hosting service and also physical storage. Although data is stored in specialized security groups and are externally encrypted, storage hardware and networking infrastructure is provided by a third party, and security breaches and cyberattacks expose it to a risk of loss of this information, litigation and potential liability. If an actual or perceived breach of security and/or cyberattack occurs, the market perception of the effectiveness of Real's security measures could be harmed, Real could lose users and it may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties. Computer viruses, break-ins, cyberattacks or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to clients. Any failure to adequately address these risks could have an adverse effect on the business and reputation of the Resulting Issuer.

There could be interruptions or delays from cloud servers that could affect Real's products or services.

Real's products and services involve storage using a third-party cloud-based hosting service. Any damage to, or failure of, the hosting service's systems generally could result in interruptions in the use of Real's products or services. Such interruptions may reduce our revenue, cause customers to terminate their subscriptions and adversely our ability to attract new customers. Real's business will also be harmed if its customers and potential customers believe its products or services are unreliable.

Risks Related to Worldwide Economic Conditions

Currency exchange rates fluctuations could adversely affect Real's operating results.

Real is exposed to the effects of fluctuations in currency exchange rates. Since Real conducts some of its business in currencies other than US dollars but reports its operating results in US dollars, it faces exposure to fluctuations in currency exchange rates. Consequently, exchange rate fluctuations between the US dollar and other currencies could have a material impact on Real's operating results.

Downturns in general economic and market conditions may reduce demand for Real's products and could negatively affect Real's revenue, operating results and cash flow.

Recent events in the financial markets have demonstrated that businesses and industries throughout the world are very tightly connected to each other. Thus, financial developments seemingly unrelated to Real or to Real's industry could materially adversely affect Real over the course of time. Volatility in the market could hurt Real's ability to raise capital. Potential price inflation caused by an excess of liquidity in countries where Real conducts business may increase the costs incurred to sell Real's products and may reduce Real's profit margins. As a result of downturns in general economic and market conditions, potential customers may not be interested in purchasing Real products. Any of these events, or other events caused by turmoil in world financial markets may have a material adverse effect on Real's business, operating results and financial conditions.

Real has operations in an emerging market, which carries potential risks to its business.

Emerging market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments.

Real's head office operations are in Israel, which has a history of military instability. While there is no current instability, this is subject to change in the future and could adversely affect Real's business, financial condition and results of operations.

In particular, fluctuations in the Israeli economy and actions adopted by the government of Israel may have a significant impact on companies operating in Israel, including Real. Specifically, Real may be affected by inflation, foreign currency fluctuations, regulatory policies, business and tax regulations and in general, by the political, social and economic scenarios in Israel and in other countries that may affect Israel.

Catastrophic events and economic, political and market conditions may impact Real's business.

Real maintains servers at its facility in Oregon, US. Any of its existing and future facilities may be harmed or rendered inoperable by attack or security intrusion by a computer hacker, natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, war, acts of terrorism or other criminal activities, infectious disease outbreaks (including the COVID-19 coronavirus) and power outages, any of which may render it difficult or impossible for Real to operate its business for some period of time. If Real were to lose the data stored in its Oregon facility, it could take days or weeks to recover data from multiple sources, and such delay could result in significant negative impact on its business operations, and potential damage to its advertiser and advertising agency relationships. Any disruptions in Real's operations could negatively impact its business and results of operations, and harm its reputation. In addition, Real may not carry sufficient business interruption insurance to compensate for the losses that may occur. Any such losses or damages could have a material adverse effect on the Resulting Issuer's business, financial condition and results of operations.

Infectious disease outbreaks (including COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, BSE, avian influenza, or other material outbreaks of disease) could result in restrictions adversely effecting Real's business operations. These restrictions could include prohibitions by REALTOR and MLS on home showings and open houses, limiting face-to-face meetings, and general transportation or isolation orders from government authorities. Such outbreaks may negatively impact the general economy and job markets. The economy and job markets directly affect demand for housing and therefore Real could suffer harm to its business, including, but not limited to, significant revenue decreases, should there be a sustained negative impact on economic conditions as a result of disease outbreak.

Conditions in Israel may affect Real's business, results of operations and financial condition.

Real's head office operations are in Tel Aviv, Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. As a result, Real is vulnerable to the political, economic, legal, regulatory and military conditions affecting Israel and the Middle East. Armed conflicts between Israel and its neighbouring countries and territories occur periodically and a protracted state of hostility has, in the past, resulted in security and economic difficulties for Israel. Any such hostilities or escalation thereof, armed conflicts or violence in the region could adversely affect Real's business, results of operations and financial condition. To date, such conflicts have not had a material effect on business, results of operations or financial condition. In addition, Real may be adversely affected by other events or factors affecting Israel such as the interruption or curtailment of trade between Israel and its trading partners, a significant downturn in the economic or financial condition of Israel, a significant downgrading of Israel's internal credit rating, labour disputes and political instability, including riots and uprisings.

Furthermore, there are a number of countries, primarily in the Middle East, as well as some Muslim countries, including Malaysia and Indonesia that restrict business with Israel or Israeli companies. There may also  be certain countries or businesses that may exert pressure on Real's partners, customers or others not to do business with Israel or Israeli companies. Restrictive laws or policies directed towards Israel or Israeli businesses could have a material adverse effect on Real's business, results of operations and financial condition.

Generally, under Israeli law, citizens and permanent residents of Israel are obligated to perform military reserve duty for extended periods of time through the age of 45 (or older for citizens with certain occupations) and are subject to being called to active duty at any time under emergency circumstances. In response to increased hostilities, there have been periods of significant call-ups of military reservists. It is possible that there will be additional call-ups in the future, which may include officers and key personnel of Real, which could disrupt business operations for a significant period of time.

Real must hold various approvals authorizing its activities in Israel. In order for Real to carry on business operations in Israel, it must: (i) be registered with the Registrar of Companies; (ii) be registered with the Israel Tax Authorities; and (iii) hold a business license which is issued by the local municipality in which the business operates. Furthermore, in order to carry on operations in accordance with the International Organization for Standardization ("ISO") standards, Real is also required to hold ISO certificates. Although Real believes that all such required registrations, certificates and licenses are in good standing as of the date of this Filing Statement, if renewals or new permits, business licenses, or approvals are required in connection with Real's activities and are not granted or are delayed, or if existing permits, business licenses or approvals are revoked or substantially modified, Real may suffer a material adverse effect. If new standards are applied to renewals or new applications, it could prove costly to Real to meet any new level of compliance.

Risks Related to Intellectual Property

Real's intellectual property rights are valuable, and any failure or inability to protect them could adversely affect its business.

Real's success depends substantially upon the intellectual property that forms the basis of its products, primarily consisting of unpatented proprietary technology, processes, trade secrets, and know-how, as well as inherent copyright of authorship in the source code developed by Real, and unregistered trademarks. To protect its intellectual property rights, Real relies upon trade secret, copyright, trademark, passing-off laws, and other statutory and common law protections in Israel, the United States, and international markets. Real also protects its intellectual property through the use of non-disclosure agreements and other contracts, disclosure and invention assignment agreements, confidentiality procedures, and technical measures. There can be no assurance that these measures will be successful in any given case, particularly in those countries where the laws do not afford Real protection for its intellectual property rights as robust as those available under Israeli, Canadian, and United States laws. Real may be unable to prevent the misappropriation, infringement or violation of its intellectual property rights, breaching any contractual obligations, or independently developing intellectual property that is similar to its own, any of which could reduce or eliminate Real's competitive advantages, adversely affect Real's revenues, or otherwise harm its business.

Assertions by third parties of infringement or other violations of Real's intellectual property rights could result in significant costs and substantially harm Real's business and operating results.

Third parties may in the future assert claims of infringement, misappropriation or other violations of intellectual property rights against Real. Any such claim against Real, even those without merit could cause Real to incur substantial costs defending against the claim and could distract its management. An adverse outcome of a dispute may require Real to pay substantial damages, cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others, expend additional development resources to attempt to redesign its services or otherwise develop non-infringing technology, which may not be successful, or enter into potentially unfavourable royalty or license agreements in order to obtain the right to use technologies or intellectual property rights.

Intellectual property claims are expensive and time consuming to defend and if resolved adversely, could have a significant impact on Real's business, financial condition, and operating results.

Real is actively engaged in enforcement and other activities to protect its intellectual property rights. If it became necessary to resort to litigation to protect these rights, any proceedings could be burdensome, costly and divert the attention of management, and Real may not prevail. Any repeal or weakening of intellectual property laws or diminishment of procedures available for the enforcement of intellectual property rights in Israel, Canada, the United States, or internationally could make it more difficult for Real to adequately protect its intellectual property rights, negatively impacting their value and increasing the cost of enforcing its rights.

If Real is unable to protect the confidentiality of its proprietary information and know-how, the value of its technology and products could be adversely affected.

Real relies upon unpatented proprietary technology, processes, trade secrets and know-how. Any disclosure to or misappropriation by third-parties of its confidential or proprietary information could enable Real's competitors to duplicate or surpass Real's technological achievements, potentially eroding its competitive position in the market, and negatively impacting Real's business and operating results.

Real protects its confidential and proprietary information in part through non-disclosure agreements and other contracts, disclosure and invention assignment agreements, with all employees, consultants, advisors and any third-parties, who have access to its confidential and proprietary information, and employs confidentiality procedures and technical measures, there can be no certainty that these measures or procedures will be sufficient to prevent improper disclosure of such confidential and proprietary information, or to prevent it from falling into the hands of Real's competitors and other third parties. There can be no certainty that parties to contracts used by Real to protect its confidential and proprietary information will not be terminated or breached, and Real may not have adequate remedies for any such termination or breach. Legal remedies may be insufficient or ineffective to meaningfully protect Real's confidential and proprietary information or compensate Real for losses that may occur in the event of unauthorized use or disclosure.

Adverse litigation judgments or settlements resulting from legal proceedings in the normal course of business could reduce Real's profits or limit its ability to operate.

Real is subject to allegations, claims and legal actions arising in the ordinary course of its business, which may include claims by third parties, including employees or regulators. The outcome of many of these proceedings cannot be predicted. If any of these proceedings were to be determined adversely to us, a judgment, a fine or a settlement involving a payment of a material sum of money were to occur, or injunctive relief were issued against Real, its business, financial condition and results of operations could be materially adversely affected.

Risk Related to the Resulting Issuer's Shares

There has been no prior public market for the Resulting Issuer Shares, and an active trading market may not develop.

Prior to the Qualifying Transaction, there has been no active public market for the Resulting Issuer's shares. An active trading market may not develop following Completion of the Qualifying Transaction or, if developed, may not be sustained. The lack of an active market may impair an investor's ability to sell its shares at the time he or she wishes to sell them or at a price that he or she considers reasonable. The lack of an active market may also reduce the fair market value of the Resulting Issuer's Shares. An inactive market may also impair an investor's ability to raise capital by selling its Resulting Issuer Shares and may impair the Resulting Issuer's ability to acquire other companies by using its Resulting Issuer Shares as consideration.

Takeover of the Resulting Issuer

While ADL has not formally adopted a shareholder rights plan, the Resulting Issuer may introduce such a plan at any time, including in the event a takeover bid is made for the Resulting Issuer. The provisions of such a plan could make it more difficult for a third party to acquire a majority of the Common Shares, the effect of which may be to deprive shareholders of a control premium that might otherwise be realized in connection with an acquisition of the Resulting Issuer. Conversely, in the event a shareholder rights plan is not adopted, the Resulting Issuer may be acquired by a third party for a lower price per Common Share than if a shareholder rights plan been in place, as such a plan could allow the Resulting Issuer more time to interest other or competing buyers and thereby realize a higher price per Common Share.

It may be difficult to enforce civil liabilities under Canadian securities laws.

The majority of the directors and officers of the Resulting Issuer and the promoter of the Resulting Issuer will be based in Israel, and most of the Resulting Issuer's assets, and assets of the directors, officers, and the promoter of the Resulting Issuer will be located outside of Canada. Therefore, a judgment obtained against the Resulting Issuer, or any of these persons, including a judgment based on the civil liability provisions of the Canadian securities laws, may not be collectible in Canada and may not be enforced by an Israeli court. It also may be difficult to effect service of process on these persons in Canada or to assert Canadian securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of Canadian securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not Canadian law is applicable to the claim. If the Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against the Resulting Issuer or the Resulting Issuer in Israel, it may be difficult to collect any damages awarded by either a Canadian or a foreign court.

Significant sales of Resulting Issuer Shares after the expiry of lock-up or escrow restrictions could adversely affect the market price of the Resulting Issuer Shares.

Although Common Shares held by existing shareholders and Resulting Issuer Shares issued in connection with the Completion of the Qualifying Transaction will be freely tradable, the Resulting Issuer Shares held by certain directors, executive officers and Control Persons of the Resulting Issuer will be subject to escrow pursuant to the policies of the Exchange. Sales of a substantial number of the Resulting Issuer Shares in the public market after the expiry of lock-up or escrow restrictions, or the perception that these sales could occur, could adversely affect the market price of the Resulting Issuer Shares, and may make it more difficult for investors to sell Resulting Issuer at a favourable time and price.

The Resulting Issuer will not have any control over the research and reports that securities or industry analysts publish about the Resulting Issuer or its business.

The trading market for the Resulting Issuer Shares will, to some extent, depend on the research and reports that securities or industry analysts publish about the Resulting Issuer or its business. The Resulting Issuer will not have any control over these analysts. If one or more of the analysts who covers the Resulting Issuer should downgrade the Resulting Issuer Shares or change their opinion of the Resulting Issuer's business prospects, the Resulting Issuer's share price would likely decline. If one or more of these analysts ceases coverage of the Resulting Issuer or fails to regularly publish reports on the Resulting Issuer, the Resulting Issuer could lose visibility in the financial markets, which could cause the Resulting Issuer's share price or trading volume to decline.

The foregoing document constitutes full, true and plain disclosure of all material facts relating to the securities of ADL Ventures Inc. ("ADL"), assuming Completion of the Qualifying Transaction.

DATED May 26, 2020.

(signed) “Laurence Rose”	(signed) “Philip Porat”
Laurence Rose	Philip Porat
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(signed) “Alan Simpson”	(signed) “Daniel Goodman”
Alan Simpson	Daniel Goodman
Director	Director

CERT - 1

CERTIFICATE OF REAL TECHNOLOGY BROKER LTD.

The foregoing, as it relates to Real Technology Broker Ltd. ("Real"), constitutes full, true and plain disclosure of all material facts relating to the securities of Real.

DATED May 26, 2020.

(signed) "Tamir Poleg"	(signed) "Gus Patel"
Tamir Poleg	Gus Patel
Title: Chief Executive Officer	Title: Chief Financial Officer

On behalf of the Board of Directors

(signed) "Tamir Poleg"	(signed) "Guy Gamzu"
Tamir Poleg	Guy Gamzu
Title: Director	Title: Director

APPENDIX “A” – FINANCIAL STATEMENTS OF ADL

A - 1

ADL VENTURES INC.

Financial Statements

For the year ended December 31, 2019 and the 307-day period ended December 31, 2018

(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF ADL VENTURES INC.

Opinion

We have audited the financial statements of ADL Ventures Inc. (the "Company"), which comprise:

  the statements of financial position as at December 31, 2019 and 2018;
  the statements of comprehensive loss for the year ended December 31, 2019 and the 307-day period ended December 31, 2018;
  the statements of changes in shareholders' equity for the year ended December 31, 2019 and the 307- day period ended December 31, 2018;
  the statements of cash flows for the year ended December 31, 2019 and the 307-day period ended December 31, 2018; and
  the notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and its financial performance and its cash flows for the year ended December 31, 2019 and the 307-day period ended December 31, 2018 in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the financial statements, which indicates that the Company incurred a net loss of $74,133 during the year ended December 31, 2019 and, as of that date, the Company has a deficit of $221,599. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises of Management's Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon. In connection with our audits of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, and remain alert for indications that the other information appears to be materially misstated.

We obtained the Management's Discussion and Analysis prior to the date of this auditors' report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditors' report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control

  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

  Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company to cease to continue as a going concern.

  Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditors' report is Michelle Chi Wai So.

Chartered Professional Accountants

Vancouver, British Columbia
February 18, 2020

ADL VENTURES INC. Statements of Financial Position (Expressed in Canadian Dollars)

As at December 31	2019	2018

Assets

Current
Cash and cash equivalents	$460,592	$488,398

Liabilities and Shareholders' Equity

Liabilities

Current
Accounts payable	$65,565	$13,543
Accrued liabilities	-	5,695
	65,565	19,238
Shareholders' Equity

Share capital (note 4)	519,973	519,973
Reserves	96,653	96,653
Deficit	(221,599)	(147,466)

	395,027	469,160
Total Liabilities and Shareholders' Equity	$460,592	$488,398

Approved on behalf of the Board on February 18, 2020 by:

Laurence Rose (signed)
Laurence Rose, Director

Alan Simpson (signed)

Alan Simpson, Director

The accompanying notes are an integral part of these financial statements.

ADL VENTURES INC. Statements of Comprehensive Loss (Expressed in Canadian Dollars)

	Year Ended, December 31,	307-Day Period Ended December 31,
	2019	2018

Operating Expenses
Regulatory and filing fees	$13,019	$29,881
Professional fees (note 1)	69,951	36,694
General and administrative	304	107
Share-based compensation (note 4)	-	80,784
	$(83,274)	$(147,466)
Other Item
Interest income	9,141	-
Net Loss and Comprehensive Loss	$(74,133)	$(147,466)
Basic and diluted loss per share	$(0.01)	$(0.02)
Weighted average number of shares outstanding	9,100,000	7,930,619

ADL VENTURES INC. Statements of Changes in Shareholders’ Equity (Expressed in Canadian Dollars)

	Number of Outstanding Shares	Share Capital	Deficit	Reserves	Total Shareholders' Equity

Balance, February 27, 2018 (incorporation)	1	$-	$-	$-	$-
Common share cancelled	(1)	-	-	-	-
Shares issued for cash	9,100,000	605,000	-	-	605,000
Share issuance costs	-	(85,027)	-	15,869	(69,158)
Share-based compensation	-	-	-	80,784	80,784
Net loss for the period	-	-	(147,466)	-	(147,466)
Balance, December 31, 2018	9,100,000	$519,973	$(147,466)	$96,653	$469,160
Net loss for the year	-	-	(74,133)	-	(74,133)
Balance, December 31, 2019	9,100,000	$519,973	$(221,599)	$96,653	$395,027

The accompanying notes are an integral part of these financial statements.

ADL VENTURES INC. Statements of Cash Flows (Expressed in Canadian Dollars)

	Year Ended December 31,	307-Day Period Ended December 31,
	2019	2018

Cash Provided by (Used in)

Operating Activities
Net loss	$(74,133)	$(147,466)
Item not affecting cash:
Share-based compensation	-	80,784

Changes to non-cash working capital
Accounts payable and accrued liabilities	46,327	19,238
Net cash used in operating activities	(27,806)	(47,444)

Financing Activities
Proceeds from the issuance of common shares	-	605,000
Share issuance costs	-	(69,158)
Net cash provided by financing activities	-	535,842

Increase (decrease) in cash	(27,806)	488,398
Cash balance, beginning of period	488,398	-
Cash balance, end of period	$460,592	$488,398
Supplemental disclosure of non-cash transactions
Agent options included in share issuance costs	$-	$15,869
Amounts paid for interest	$-	$-
Amounts paid for taxes	$-	$-
Cash and cash equivalents consist of:
Cash	$1,451	$488,398
Guaranteed investment certificate	459,141	-
	$460,592	$488,398

There were no cash investing activities during the year ended December 31, 2019 and the 307-day period ended December 31, 2018.

The accompanying notes are an integral part of these financial statements.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

1. Nature of Operations and Going Concern

ADL Ventures Inc. (the "Company") was incorporated under the Business Corporations Act (British Columbia) on February 27, 2018 and is a capital pool company ("CPC"), as defined in TSX Venture Exchange ("TSX-V") Policy 2.4 ("Policy 2.4"). The Company's objective is to identify and evaluate companies, businesses, properties, or assets for acquisition and once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder and regulatory approval (the "Qualifying Transaction").

The Company's registered office address is Suite 1700 - 666 Burrard Street, Vancouver, British Columbia V6C 2X8 and its principal place of business is Suite 901 - 175 Bloor Street East, North Tower, Toronto, Ontario, M4W 3R8.

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at December 31, 2019, the Company has a deficit of $221,599 (2018 - $147,466). For the year ended December 31, 2019, the Company incurred a net loss of $74,133 (307-day period ended December 31, 2018 - $147,466). There are material uncertainties that may cast significant doubt about the appropriateness of the going concern assumption as the Company has not generated any revenues. The Company's continuing operations as intended are dependent upon the Company's ability to complete a Qualifying Transaction within 24 months of being listed on the TSX-V. Such an acquisition will be subject to shareholder and regulatory approval. In the case of a non- arm's length transaction (as defined in Policy 2.4) a majority of the minority shareholder approval must also be obtained. Should the Company fail to complete a Qualifying Transaction, its ability to raise sufficient financing to maintain operations may be impaired, and accordingly, the Company may be unable to realize the carrying value of its net assets. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

On August 13, 2019, the Company announced that it entered into a binding letter of intent with Real Technology Broker Ltd. ("Real") a private company incorporated under the laws of Israel, whereby the Company will acquire all of the issued and outstanding securities of Real by way of a share exchange, arrangement, amalgamation or similar transaction to ultimately form the resulting issuer who will continue on the business of Real. The Company intends that the transaction will constitute its Qualifying Transaction, as such term is defined in the policies of the TSX-V. During the year ended December 31, 2019, the Company incurred $34,746 (307-day period ended December 31, 2018 - $nil) in legal fees relating to the proposed Qualifying Transaction.

2. Basis of Presentation

(a) Statement of compliance

These financial statements are prepared in accordance with International Financial Reporting Standards

("IFRS") as issued by the International Accounting Standards Board ("IASB").

The financial statements of the Company for the year ended December 31, 2019 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on February 18, 2020.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

2. Basis of Presentation (Continued)

(b) Basis of presentation

These financial statements have been prepared on a historical cost basis, except for certain financial instruments classified as financial instruments at fair value through profit or loss, which are stated at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information. These financial statements are presented in Canadian dollars, which is the Company's functional currency.

3. Significant Accounting Policies

(a) Financial instruments

(i) Financial assets

Initial recognition and measurement

On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss. A financial asset is measured initially at fair value less, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A financial asset is measured at amortized cost if it meets the conditions that:

i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows;

ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; and

iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit or loss are carried in the statement of financial position at fair value with changes in fair value therein, recognized in profit or loss. The Company classifies cash and cash equivalents as fair value through profit or loss.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance.

There are no financial assets classified as measured at amortized cost.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

3. Significant Accounting Policies (Continued)

(a) Financial instruments (Continued)

(ii) Derecognition

A financial asset or, where applicable, a part of a financial asset or part of a group of similar financial assets is derecognized when:

  the contractual rights to receive cash flows from the asset have expired; or
  the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset; or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(iii) Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest- related charges are reported in profit or loss within interest expense, if applicable. The Company's financial liabilities included accounts payable and accrued liabilities.

(iv) Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

  Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
  Level 3 - Inputs for assets or liabilities that are not based on observable market data.

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximates their fair value due to the short-term maturity of these instruments.

(b) Cash and cash equivalents

Cash and cash equivalents consist of cash and guaranteed investments certificates that are readily convertible to known amounts of cash with original maturities of 12 months or less.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

3. Significant Accounting Policies (Continued)

(c) Common shares

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company's common shares are classified as equity instruments. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(d) Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is antidilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(e) Income taxes

Tax provisions are recognized when it is considered probable that there will be a future outflow of funds to a taxing authority. In such cases, a provision is made for the amount that is expected to be settled, where this can be reasonably estimated. This requires the application of judgment as to the ultimate outcome, which can change over time depending on facts and circumstances. A change in estimate of the likelihood of a future outflow and/or in the expected amount to be settled would be recognized in income in the period in which the change occurs.

Deferred tax assets or liabilities, arising from temporary differences between the tax and accounting values of assets and liabilities, are recorded based on tax rates expected to be enacted when these differences are reversed. Deferred tax assets are recognized only to the extent it is considered probable that those assets will be recovered. This involves an assessment of when those deferred tax assets are likely to be realized, and a judgment as to whether there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets, as well as in the amounts recognized in income in the period in which the change occurs.

Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in income both in the period of change, which would include any impact on cumulative provisions, and in future periods.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

3. Significant Accounting Policies (Continued)

(f) Share-based compensation

The Company records all share-based compensation at fair value. Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized through profit or loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received. When the value of goods or services received in exchange for the share-based compensation cannot be reliably estimated, the fair value is measured by use of a valuation model.

Options and warrants issued as consideration in connection with common share placements are recorded at their fair value on the date of issuance as share issuance costs. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options expected to vest. On the exercise of stock options, agent options and warrants, share capital is recorded for the consideration received and for the fair value amounts previously recorded to share-based compensation reserve. The Company uses the Black-Scholes option pricing model to estimate the fair value of share- based compensation.

(g) Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may vary from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

Critical accounting estimates

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amounts of assets and liabilities within the next financial year. Critical accounting estimates include, but are not limited to, the following:

Income tax

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make estimates in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the financial statements.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

3. Significant Accounting Policies (Continued)

(g) Use of estimates and judgments (continued) Share-based compensation

The fair value of stock options granted and compensatory warrants is measured using the  Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the option, expected volatility, expected life of the options, expected dividends and the risk-free rate. The Company estimates volatility based on historical share price of comparable companies, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the entities' expected share price volatility. The expected life of the options is based on historical experience and general option holder behavior. Dividends were not taken into consideration as the Company does not expect to pay dividends. Management also makes an estimate of the number of options that will forfeit and the rate is adjusted to reflect the actual number of options that actually vest.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include, but are not limited to, the following:

Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period. The Company is aware that material uncertainties exist related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

Changes in accounting policies - Leases

The Company adopted the requirements of IFRS 16 effective January 1, 2019. This new standard replaces IAS 17 Leases and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current accounting for finance leases, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting will be substantially changed. As at January 1, 2019, the Company held no leases and therefore no adjustment was required.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

4. Share Capital

(a) Authorized - Unlimited number of common shares without par value.

(b) Issued and outstanding

The Company issued 6,100,000 founders' common shares which are held in escrow following the Company's initial public offering. The escrowed shares were issued for $0.05 per share to officers and directors of the Company for total proceeds of $305,000. These shares will be released pro rata to the shareholders as to 10% upon issuance of the Final Exchange Bulletin in accordance with Policy 2.4, with the remainder being released in six equal tranches of 15% every six months thereafter for a period of 36 months.

On June 25, 2018, the Company successfully completed its initial public offering of 3,000,000 common shares at a price of $0.10 resulting in gross proceeds of $300,000 and received Final Exchange Bulletin. The Company incurred $85,027 of share issuance costs, including agent options valued at  $15,869  (note 4c). Pursuant to the polices of the TSX-V, the proceeds raised from the issuance of common shares may only be used to identify and evaluate assets or businesses for future investment, with the exception that not more than the lesser of 30% of the gross proceeds from the issuance of shares or $210,000 may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the Company. These restrictions apply until completion of the Qualifying Transaction by the Company as defined under the policies of the TSX-V. Upon completion of the Offering, the Company had 9,100,000 common shares issued and outstanding, which common shares commenced trading on the TSX-V under the symbol "AVI.P".

No shares were issued during the year ended December 31, 2019.

(c) Agents' options

The following table summarizes the Company's agent options activity:

	Number of Agents' Options	Weighted Average Exercise Price
Balance, February 27, 2018 (incorporation)	-	-
Granted	300,000	$0.10
Balance, December 31, 2018 and December 31, 2019	300,000	$0.10

Pursuant to an Agency Agreement between the Company and PI Financial Corp. (the "Agent"), the Agent was granted non-transferable agent options to purchase up to 300,000 common shares at a price of $0.10 per common share, exercisable for a period of 24 months from June 25, 2018. As at December 31, 2019, the weighted average remaining life of the outstanding agent options is 0.48 years (2018 - 1.48 years).

The weighted average fair value of the agent options was estimated at approximately $0.05 per option at the grant date using the Black-Scholes Pricing Model using the following assumptions: no expected dividends to be paid; volatility of 100% based on industry standard for comparable companies without a historical volatility; risk-free interest rate of 1.77%; and expected life of 2 years.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

4. Share Capital (Continued)

(d) Stock options

The Incentive Stock Option Plan provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with TSX-V requirements, grant to directors, officers and technical consultants to the Company, non-transferable options to purchase common shares, exercisable for a period of up to ten years from the date of grant, provided that, until the completion of the Qualifying Transaction the number of common shares reserved for issuance shall not exceed 900,000. Options granted to any optionee that does not continue as a director, officer, technical consultant or employee of the Company may be exercised the greater of 12 months after the completion of the Qualifying Transaction and 90 days following the cessation of the optionee's position with the Company, provided that if the cessation of office, directorship or technical consulting arrangement was by reason of death, the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option.

Pursuant to Policy 2.4 of the TSX-V, prior to the completion of the Qualifying Transaction, certain additional restrictions respecting the grant of stock options apply to the Company:

  The total number of common shares reserved under option for issuance may not exceed 10% of the common shares outstanding as at the closing of the Initial Public Offering ("IPO"). The number of common shares reserved under option for issuance to any individual director or officer may not exceed 5% of the common shares outstanding after closing of the IPO.
  Other than directors and officers, options may only be issued to technical consultants required to assist the Company in reviewing potential Qualifying Transactions. The number of common shares reserved under option for issuance to all technical consultants may not exceed 2% of the common shares to be outstanding after closing of the IPO.
  Options may not be issued to any persons providing investor relations, promotion or market making services.

The following is a summary of changes in stock options from February 27, 2018 (incorporation) to December 31, 2019:

	Number of Options	Weighted Average Exercise Price
Balance, February 27, 2018 (incorporation)	-	-
Granted	900,000	$0.10
Balance outstanding and exercisable, December 31, 2018 and December 31, 2019	900,000	$0.10

On June 25, 2018, the Company granted 900,000 stock options with an exercise price of $0.10 per share and expiry date of June 25, 2028. These stock options were vested immediately. As at December 31, 2019, the weighted average remaining life of the outstanding agent options is 8.49 years (2018 - 9.49 years).

The weighted average fair value of the options was estimated at approximately $0.09 per option at the grant date using the Black-Scholes Pricing Model using the following assumptions: no expected dividends to be paid; volatility of 100% based on industry standard for comparable companies without a historical volatility; risk- free interest rate of 2.09%; and expected life of 10 years.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

4. Share Capital (Continued)

Total share-based compensation recorded during the year ended December 31, 2019 was $nil (307-day period ended December 31, 2018 - $80,784).

5. Financial Instruments

Fair value

As at December 31, 2019, the Company's financial instruments consist of cash and cash equivalents and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values because of their current nature.

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. IFRS 13 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 - Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e. quoted prices for similar assets or liabilities).

Level 3 - Prices or valuation techniques that are not based on observable market data and require inputs that are both significant to the fair value measurement and unobservable.

The Company is exposed to varying degrees to a variety of financial instrument related risks:

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Credit risk for the Company is associated with its cash and cash equivalents. The Company is not exposed to significant credit risk as its cash and cash equivalents is placed with a major Canadian financial institution.

(b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. At December 31, 2019, the Company has sufficient funds to meet its obligations of $65,565 (2018 - $19,238). The Company's accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

(c) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk. The Company is not exposed to significant market risk.

ADL VENTURES INC. Notes to the Financial Statements For the year ended December 31, 2019 and the 307-day period ended December 31, 2018 (Expressed in Canadian Dollars)

6. Capital Management

The Company is actively looking to acquire an interest in a business or assets and this involves a high degree of risk. The Company has not determined whether it will be successful in its endeavours and does not generate cash flows from operations. The Company's primary source of funds comes from the issuance of common shares. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern.

The Company defines its capital as shareholders' equity. Capital requirements are driven by the Company's general operations. To effectively manage the Company's capital requirements, the Company monitors expenses and overhead to ensure costs and commitments are being paid.

7. Related Party Transactions

Related parties include the Board of Directors, close family members and enterprises which are controlled by these individuals as well as persons performing similar functions.

During the year ended December 31, 2019, share-based compensation for stock options of $nil (307-day period ended December 31, 2018 - $80,784) was granted to officers and directors of the Company. There was no other remuneration paid to key management personnel during the period.

8. Income Taxes

The following table reconciles the amount of income tax expense on application of the combined statutory Canadian federal and provincial income tax rates:

	2019	2018
Net loss for the year	$(74,133)	$(147,466)
Statutory rates	27.00%	26.00%
Income tax recovery at statutory rate	(20,016)	(38,341)
Items not deducted for income tax purposes	-	21,121
Effect of change in tax rates	(1,354)	-
Under(over)provided in prior years	(122)	-
Unused tax losses and tax offsets not recognized	21,492	17,220
Income tax expense	$-	$-

The Company recognizes tax benefits on losses or other deductible amounts generated where it is probable the Company will generate future taxable income to be able to utilize those tax assets. The Company's unused tax losses for which no deferred tax asset is recognized is approximately $209,000.

The Company has non-capital losses for Canadian tax purposes of approximately $168,000 available for carry- forward to reduce future years' taxable income and will expire in 2038 and 2039. The Company also has deductible share issuance costs of approximately $41,000.

APPENDIX "B" - MANAGEMENT'S DISCUSSION AND ANALYSIS OF ADL

 B - 1

ADL VENTURES INC.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

This management discussion and analysis ("MD&A") of ADL Ventures Inc. ("ADL", the "Company", "we", "our") is for the year ended December 31, 2019 and is prepared by management using information available as of February 18, 2020. We have prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. This MD&A should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2019, and the related notes thereto. The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A complements and supplements, but does not form part of, the Company's financial statements. All amounts are expressed in Canadian dollars unless otherwise indicated.

Forward-Looking Statements

Certain statements contained in this MD&A may constitute forward-looking statements. These statements relate to future events or the Company's future performance. All statements, other than statements of historical fact, may be forward-looking statements and are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "propose", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward- looking statements. The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of various risk factors.

The Company

ADL Ventures Inc. was incorporated under the Business Corporations Act (British Columbia) on February 27, 2018 and is a capital pool company ("CPC"), as defined in TSX Venture Exchange ("TSX-V") Policy 2.4 ("Policy 2.4"). The Company proposes to identify and evaluate companies, businesses, properties, or assets for acquisition and once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder and regulatory approval (the "Qualifying Transaction").

The Company's registered office address is Suite 1700 - 666 Burrard Street, Vancouver, British Columbia V6C 2X8 and its principal place of business is Suite 901 - 175 Bloor Street East, North Tower, Toronto, Ontario, M4W 3R8.

On June 25, 2018, the Company successfully completed its initial public offering ("IPO") of 3,000,000 common shares at a price of $0.10 resulting in gross proceeds of $300,000. Pursuant to the polices of the TSX-V, the proceeds raised from the issuance of common shares may only be used to identify and evaluate assets or businesses for future investment, with the exception that not more than the lesser of 30% of the gross proceeds from the issuance of shares, or $210,000, may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the Company. These restrictions apply until completion of the Qualifying Transaction by the Company as defined under the policies of the TSX-V. Upon completion of the Offering, the Company had 9,100,000 common shares issued and outstanding.

The Company's common shares commenced trading on the TSX-V under the symbol "AVI.P" on July 6, 2018.

ADL VENTURES INC. Managements’ Discussion & Analysis For the year ended December 31, 2019

Significant Event

On August 13, 2019, the Company announced that it entered into a binding letter of intent with Real Technology Broker Ltd. ("Real") a private company incorporated under the laws of Israel, whereby ADL will acquire all of the issued and outstanding securities of Real by way of a share exchange, arrangement, amalgamation or similar transaction to ultimately form the resulting issuer who will continue on the business of Real. ADL intends that the transaction will constitute its Qualifying Transaction, as such term is defined in the policies of the TSX-V.

Real is a technology driven national real estate brokerage platform primarily operating in the United States through a network of approximately 1,100 agents. Real has a unique operational model providing teams and agents' freedom, flexibility, success tools, long term security and a sense of community to build their reputations and professional assets with the help of a leading-edge digital platform built from the ground up for their success.

Results of Operations

At December 31, 2019, the Company had no continuing source of operating revenues and related expenditures.

Results for year ended December 31, 2019

For the year ended December 31, 2019, the Company recorded a net loss of $74,133 (307-day period ended December 31, 2018 - $147,466). The decrease in the net loss of $73,333 is mainly due to the following changes:

  Share-based compensation decreased from $80,784 in the comparative period to $nil in the year ended December 31, 2019 due to the 900,000 stock options being granted and vested in the prior year.
  Professional fees increased by $33,257 from the prior year to $69,951 in the year ended December 31, 2019 due to activity related to the binding letter of intent with Real.
  Regulatory and filing fees decreased by $16,862 from the prior year to $13,019 in the year ended December 31, 2019 due to costs related to SEDAR and the TSX-V in the prior year as a result of the Company completing its prospectus and IPO.

Results for three months ended December 31, 2019

For the three months ended December 31, 2019, the Company recorded a net loss of $9,307 (2018 - $21,995). The decrease in the net loss of $12,688 is mainly due to the following changes:

  Regulatory and filing fees decreased by $18,353 from the comparative period to $nil in the three months ended December 31, 2019 due costs related to registering the Company on SEDAR and the Toronto Stock Exchange in the prior year. There were no comparable expenses in the three months ended December 31, 2019.
  Professional fees increased by $7,946 from the comparative period to $11,556 in the three months ended December 31, 2019 due to activity related to the binding letter of intent with Real.

2

ADL VENTURES INC. Managements’ Discussion & Analysis For the year ended December 31, 2019

Annual Financial Information

The following table sets forth selected financial information for the year ended December 31, 2019 ("Fiscal 2019") and the 307-day period ended December 31, 2018 ("Fiscal 2018"). The selected financial information set out below has been derived from the audited annual financial statements and accompanying notes, in each case prepared in accordance with IFRS. The selected financial information set out below may not be indicative of the Company's future performance. The following discussion should be read in conjunction with the financial statements.

	Fiscal 2019	Fiscal 2018
Total revenue	$-	$-
Net loss for the fiscal year	(74,133)	(147,466)
Loss per share, basic and fully diluted	(0.01)	(0.02)
Total assets	460,592	488,398
Total non-current financial liabilities	-	-
Cash dividends declared per common share	-	-

Due the limited operating history of the Company, only two fiscal years have been reported.

Summary of Quarterly Financial Results

The following is a summary of selected financial information compiled from the eight recent quarterly interim unaudited financial statements ended December 31, 2019:

Period	Net loss for the period $	Loss per share $
March 31, 2018	-	-
June 30, 2018	(110,450)	(0.01)
September 30, 2018	(15,021)	(0.00)
December 31, 2018	(21,995)	(0.00)
March 31, 2019	(18,269)	(0.00)
June 30, 2019	(13,548)	(0.00)
September 30, 2019	(33,009)	(0.00)
December 31, 2019	(9,307)	(0.00)

The variability of the net loss during the seven most recent quarters is mainly due to significant expenses related to activities and services utilized in connection to the Company's completion of the prospectus and completion of the IPO during the quarter ended June 30, 2018. During the three months ended September 30, 2019, there was an increase in the net loss of $19,461 from the quarter ended June 30, 2019 due to increased legal expenses related to the binding letter of intent with Real. During the three months ended December 31, 2019, the net loss decreased by $23,702 when compared to the three months ended September 30, 2019 due to a decrease in legal fees related to the binding letter of intent.

Due to limited historical activity in the Company, no trends have been noted in reviewing the summary of selected financial information for the eight quarters ended December 31, 2019.

The Company has not earned any revenue since inception.

3

ADL VENTURES INC. Managements’ Discussion & Analysis For the year ended December 31, 2019

Liquidity and Capital Resources

The Company has financed its operations to date through the issuance of common shares. The Company continues to seek capital through various means including the issuance of equity and/or debt.

At December 31, 2019, the Company had cash and cash equivalents on hand of $460,592 (December 31, 2018 -

$488,398) to meets is obligations of $65,565 (December 31, 2018 - $19,238).

The Company estimates that $450,000 of the cash and cash equivalents on hand will be used for evaluating and acquiring assets. The Company estimates that the remaining cash and cash equivalents will be used for general and administrative expenses until the completion of a Qualifying Transaction.

Outstanding Share Data

As of the date of this MD&A, 9,100,000 common shares were issued and outstanding (December 31, 2019 - 9,100,000). The outstanding securities and options have been summarized in the following table:

	As at the	As at
	date of this MD&A	December 31, 2019
Common shares issued and outstanding	9,100,000	9,100,000
Agents' options	300,000	300,000
Stock options	900,000	900,000

The Company also granted the directors' and officers' stock options at closing of the Offering, which will entitle the holders to purchase an aggregate of up to 900,000 Common Shares at a price of $0.10 per common share for a period of 10 years from the date of grant, in accordance with the policies of the TSX-V. As at December 31, 2019, the 900,000 stock options are still outstanding.

Pursuant to an Agency Agreement between the Company and PI Financial Corp. (the "Agent"), the Agent was granted non-transferable agent options to purchase up to 300,000 common shares at a price of $0.10 per common share, exercisable for a period of 24 months from the date the common shares commenced trading on the TSX-V. As at December 31, 2019, the 300,000 agent options are still outstanding.

Related Party Transactions

During the year ended December 31, 2019, no related party transactions occurred.

During the 307-day period ended December 31, 2018, the following related party transactions occurred:

  The Chief Executive Officer/Chairman was granted 225,000 stock options with a fair value of $20,196.
  The Chief Financial Officer/Corporate Secretary was granted 225,000 stock options with a fair value of $20,196.
  A Director of the Company was granted 225,000 stock options with a fair value of $20,196.
  A Director of the Company was granted 225,000 stock options with a fair value of $20,196.

Off-Balance Sheet Arrangements

The Company has not had any off-balance sheet arrangements from the date of its incorporation to the date of this MD&A.

4

ADL VENTURES INC. Managements’ Discussion & Analysis For the year ended December 31, 2019

Proposed Transactions

Other than the above noted Significant Event, there are at present no transactions outstanding that have been proposed but not approved by either the Company or regulatory authorities.

Capital Management

The Company's objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Company includes equity, comprised of share capital, reserves and deficit, in the definition of capital.

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund the identification and evaluation of potential acquisitions. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The proceeds raised from the issuance of common shares may only be used to identify and evaluate assets or businesses for future investment, with the exception that not more than the lesser of 30% of the gross proceeds from the issuance of shares, or $210,000, may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the Company. These restrictions apply until completion of a Qualifying Transaction by the Company as defined under the Exchange policy 2.4.

Financial Instruments

The Company's financial instruments, consisting of cash and cash equivalents and accounts payable and accrued liabilities, approximate fair value due to the relatively short-term maturities of the instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Risks and Uncertainties

The Company's sole objective is to identify a satisfactory Qualifying Transaction. The closing of any proposed Qualifying Transaction is subject to several terms and conditions, including completion of due diligence procedures by parties to the transaction and receipt of all required regulatory approvals, and there is no assurance that a transaction will be completed. If the Company does not complete a Qualifying Transaction within the time permitted by the Exchange, its common shares could be delisted.

The proposed business of the Company and the completion of a Qualifying Transaction involves a high degree of risk and there is no assurance that the Company will identify an appropriate business for acquisition or investment, and even if so identified and warranted, it may not be able to finance such an acquisition or investment within the requisite time period. Additional funds will be required to enable the Company to pursue such an initiative and the Company may be unable to obtain such financing on terms which are satisfactory to it. Furthermore, there is no assurance that the business will be profitable. These factors indicate the existence of a material uncertainty that may cast doubt about the Company's ability to continue as a going concern. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its statement of financial position.

5

ADL VENTURES INC. Managements’ Discussion & Analysis For the year ended December 31, 2019

Conflicts of Interest

The Company's directors and officers may serve as directors or officers, or may be associated with other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding on terms with respect to the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act (British Columbia) (the "BCBCA") in dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company's directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the BCBCA. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and in the best interest of the Company.

Significant Accounting Policies

The Company's significant accounting policies are summarized in Note 3 to the audited financial statements for the year ended December 31, 2019.

Changes in Accounting Policies

Leases - IFRS 16

The Company adopted the requirements of IFRS 16 effective January 1, 2019. This new standard replaces IAS 17 Leases and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current accounting for finance leases, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting will be substantially changed.

As at January 1, 2019, the Company held no leases and therefore no adjustment was required.

Additional Information

For further detail, see the Company's audited financial statements for the year ended December 31, 2019. Additional information about the Company can also be found on SEDAR at www.sedar.com.

6

APPENDIX "C" - FINANCIAL STATEMENTS OF REAL

C - 1

Real Technology Broker Ltd

Consolidated Financial Statements

December 31, 2019

Real Technology Broker Ltd

December 31, 2019

Deloitte

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of Directors of
Real Technology Broker Limited

Opinion

We have audited the consolidated financial statements of Real Technology Broker Limited (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2019 and 2018, and the statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the "financial statements").

Basis for Opinion

Other Information

- Management's Discussion and Analysis; and
- The information, other than the financial statements and our auditor's report thereon, in the Filing Statement.

The Annual Report is expected to be made available to use after the date of the auditor's report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Tel Aviv - Main Office
1 Azrieli Center Tel Aviv, 6701101 P.O.B. 16593 Tel Aviv, 6116402 | Tel: +972 (3) 608 5555 | Fax: +972 (3) 609 4022 | info@deloitte.co.il

Jerusalem
3 Kiryat Ha'Mada
Har Hotzvim Tower
Jerusalem, 914510
D. BOX 45396
Tel: +972 (2) 501 8888
Fax:+972 (2) 537 4173
info-jer@deloitte.co.il

Haifa
5 Ma'aleh Hashichrur
P.O.B. 5648
Haifa, 3105502
Tel: +972 (4) 860 7333
Fax:+972 (4) 867 2528
info-haifa@deloitte.co.il

Beer Sheva
12 Alumot
Omer Industrial park
P.O.B. 1369
Omer, 8496500
Tel: +972 (8) 690 9500
Fax:+972 (8) 690 9600
info-beersheva@deloitte.co.il

Eilat
The City Center
P.O.B. 583
Eilat, 8810402
Tel: +972 (8) 637 5676
Fax:+972 (8) 637 1628
info-eilat@deloitte.co.il

Petah Tikva
Deloitte Analytics
7 Hasivim
P.O.B. 6712
Petah Tikva, 4959368
Tel: +972 (73) 399 4163
Fax:+972 (3) 919 0372
info@deloitte.co.il

Netanya
Seker - Deloitte
7 Giborey Israel St.
P.O.B. 8458
Netanya, 4250407
Tel: +972 (9) 892 2444
Fax:+972 (9) 892 2440
info@deloitte.co.il

1

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its networkof member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Deloitte

Auditor's Responsibilities for the Audit of the Financial Statements

Tel Aviv - Main Office
1 Azrieli Center Tel Aviv, 6701101 P.O.B. 16593 Tel Aviv, 6116402 | Tel: +972 (3) 608 5555 | Fax: +972 (3) 609 4022 | info@deloitte.co.il

Jerusalem
3 Kiryat Ha'Mada
Har Hotzvim Tower
Jerusalem, 914510
D. BOX 45396
Tel: +972 (2) 501 8888
Fax:+972 (2) 537 4173
info-jer@deloitte.co.il

Haifa
5 Ma'aleh Hashichrur
P.O.B. 5648
Haifa, 3105502
Tel: +972 (4) 860 7333
Fax:+972 (4) 867 2528
info-haifa@deloitte.co.il

Beer Sheva
12 Alumot
Omer Industrial park
P.O.B. 1369
Omer, 8496500
Tel: +972 (8) 690 9500
Fax:+972 (8) 690 9600
info-beersheva@deloitte.co.il

Eilat
The City Center
P.O.B. 583
Eilat, 8810402
Tel: +972 (8) 637 5676
Fax:+972 (8) 637 1628
info-eilat@deloitte.co.il

Petah Tikva
Deloitte Analytics
7 Hasivim
P.O.B. 6712
Petah Tikva, 4959368
Tel: +972 (73) 399 4163
Fax:+972 (3) 919 0372
info@deloitte.co.il

Netanya
Seker - Deloitte
7 Giborey Israel St.
P.O.B. 8458
Netanya, 4250407
Tel: +972 (9) 892 2444
Fax:+972 (9) 892 2440
info@deloitte.co.il

2

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its networkof member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Deloitte.

Auditor's Responsibilities for the Audit of the Financial Statements (Cont)

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
May 20, 2020

Tel Aviv - Main Office
1 Azrieli Center Tel Aviv, 6701101 P.O.B. 16593 Tel Aviv, 6116402 | Tel: +972 (3) 608 5555 | Fax: +972 (3) 609 4022 | info@deloitte.co.il

Jerusalem	Haifa	Beer Sheva	Eilat	Petah Tikva	Netanya
3 Kiryat Ha'Mada Har Hotzvim Tower Jerusalem, 914510 D. BOX 45396	5 Ma'aleh Hashichrur P.O.B. 5648 Haifa, 3105502	12 Alumot Omer Industrial park P.O.B. 1369 Omer, 8496500	The City Center P.O.B. 583 Eilat, 8810402	Deloitte Analytics 7 Hasivim P.O.B. 6712 Petah Tikva, 4959368	Seker - Deloitte 7 Giborey Israel St. P.O.B. 8458 Netanya, 4250407
Tel: +972 (2) 501 8888 Fax: +972 (2) 537 4173 info-jer@deloitte.co.il	Tel: +972 (4) 860 7333 Fax: +972 (4) 867 2528 info-haifa@deloitte.co.il	Tel: +972 (8) 690 9500 Fax: +972 (8) 690 9600 info-beersheva@deloitte.co.il	Tel: +972 (8) 637 5676 Fax: +972 (8) 637 1628 info-eilat@deloitte.co.il	Tel: +972 (73) 399 4163 Fax: +972 (3) 919 0372 info@deloitte.co.il	Tel: +972 (9) 892 2444 Fax: +972 (9) 892 2440 info@deloitte.co.il

3

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its networkof member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Real Technology Broker Ltd Consolidated Statement of Financial Position As at December 31, 2019 and 2018

In thousands of U.S. dollars	Note	2019	2018
Assets
Cash	14	53	485
Restricted cash	14	43	40
Trade receivables	13	56	276
Other receivables		10	9
Related parties		-	178
Prepaid expenses and deposits		33	19
Current assets		195	1,007
Property and equipment	15	1	27
Right-of-use assets	15	212	323
Non-current assets		213	350
Total assets		408	1,357
Liabilities
Accounts payable and accrued liabilities		336	352
Other payables		40	90
Lease liabilities	18	122	122
Current liabilities		498	564
Lease liabilities	18	100	220
Preferred shares	16	11,750	10,750
Non-current liabilities		11,850	10,970
Total liabilities		12,348	11,534
Deficit
Share capital	16	1,187	1,187
Share premium	16	78	78
Stock-based compensation reserve		1,622	1,134
Deficit		(14,827)	(12,576)
Total deficit		(11,940)	(10,177)
Total liabilities and deficit		408	1,357
Commitments and contingencies	20
Subsequent events	22

Approved by the Board of Directors:

Tamir Poleg	Guy Gamzu
Director	Director

The notes on pages 9 to 34 are an integral part of these consolidated financial statements.

Real Technology Broker Ltd Consolidated Statements of Loss and Comprehensive Loss As at December 31, 2019 and 2018

In thousands of U.S. dollars	Note	2019	2018
Revenue	8(A)	15,751	8,444
Cost of sales	9	13,785	7,133
Gross profit		1,966	1,311
Selling expenses	9	555	744
Administrative expenses	9	2,845	2,333
Research and development expenses	9	234	607
Operating loss		(1,668)	(2,373)
Finance costs		583	151
Loss before tax		(2,251)	(2,524)
Income taxes	12
Total loss and comprehensive loss		(2,251)	(2,524)
Earnings per share
Basic loss per share	10(A)	(0.05)	(0.06)
Diluted loss per share	10(B)	(0.05)	(0.06)

The notes on pages 9 to 34 are an integral part of these consolidated financial statements.

Real Technology Broker Ltd Consolidated Statements of Changes in Equity As at December 31, 2019 and 2018

			Stock-based
	Share	Share	compensation		Total
In thousands of US dollars	capital	premium	reserve	Deficit	equity
Balance, at January 1, 2018	1,180	5	1,159	(10,052)	(7,708)
Total loss and comprehensive loss for the period	-	-	-	(2,524)	(2,524)
Issue of common shares	7	73	-	-	80
Equity-settled share-based payment	-	-	(25)	-	(25)
Balance, at December 31, 2018	1,187	78	1,134	(12,576)	(10,177)
Total loss and comprehensive loss for the period	-	-	-	(2,251)	(2,251)
Issue of common shares	-	-	-	-	-
Equity-settled share-based payment	-	-	488	-	488
Balance, at December 31, 2019	1,187	78	1,622	(14,827)	(11,940)

The notes on pages 9 to 34 are an integral part of these consolidated financial statements.

Real Technology Broker Ltd Consolidated Statements of Cash Flows As at December 31, 2019 and 2018

In thousands of US dollars	Note	2019	2018
Cash flows from operating activities
Loss for the period		(2,251)	(2,524)
Adjustments for:
– Depreciation		137	147
– Equity-settled share-based payment transactions		488	(25)
– Finance costs and other		(15)	(42)
		(1,641)	(2,444)
Changes in:
– Trade receivables		220	(257)
– Other receivables		(1)	6
– Related parties		178	100
– Prepaid expenses and deposits		(14)	10
– Accounts payable and accrued liabilities		(16)	149
– Other payables		(50)	(113)
Net cash used in operating activities		(1,324)	(2,549)
Cash flows from investing activities
Change in restricted cash		(3)	(3)
Acquisition of property and equipment		-	2
Net cash provided by (used in) investing activities		(3)	(1)
Cash flows from financing activities
Proceeds from issuance of common shares		-	80
Proceeds from the issuance of preferred shares		1,000	1,250
Payment of lease liabilities		(120)	(120)
Net cash from financing activities		880	1,210
Net decrease in cash and cash equivalents		(447)	(1,340)
Cash, January 1		485	1,784
Effect of movements in exchange rates on cash held		15	41
Cash, December 31		53	485

The notes on pages 9 to 34 are an integral part of these consolidated financial statements.

Real Technology Broker Ltd Notes to the Consolidated Financial Statements As at December 31, 2019 and 2018

1. General information

Real Technology Broker Ltd ("Real" or the "Company") is a technology-powered real estate brokerage firm, licensed in over 20 states with over 1,100 agents. Real offers agents a mobile focused tech-platform to run their business, as well as attractive business terms and wealth building opportunities. The consolidated operations of Real include the subsidiaries of Real Broker MA, LLC incorporated on July 11, 2018 under the law of the state of Delaware, Real Broker CT, LLC incorporated on July 11, 2018 under the law of the state of Delaware, Real Broker, LLC (formerly Realtyka, LLC) incorporated on October 17, 2014 under the law of the state of Texas, and Real Brokerage Technologies Inc. (formerly Realtyka Tech Ltd.) incorporated on June 29, 2014 in the state of Israel. The Company's registered head office is 89 Medinat Hayehudim, Herzliya, Israel, 4676672.

2. Basis of accounting

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). They were authorized for issue by the Company's board of directors on May 20, 2020.

3. Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency. All amounts have been rounded to the nearest thousand dollars, unless otherwise indicated.

4. Significant accounting policies

The Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements.

A. Basis of consolidation

i. Subsidiaries

Subsidiaries are entities controlled by the Company. The Company 'controls' an entity when it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

ii. Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated. Unrealized losses are eliminated in the same way unrealized gains, but only to the extent there is no evidence of impairment.

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

4. Significant accounting policies (Cont.)

B. Foreign currency

i. Foreign currency transactions

Transactions in foreign currencies are translated into respective functional currencies of the Company at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the report date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss presented within finance costs.

ii. Foreign operations

The assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into U.S. dollars at exchange rates at the date of the transactions. When a foreign operation is disposed of in its entirety or partially such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

C. Revenue from contracts with customers

The Company generates substantially all its revenue from commissions from the sale of real estate properties. Other sources of revenue include subscription income from the brokerage-platform and other revenues relating to auxiliary services.

The Company is contractually obligated to provide services for the fulfillment of transfer of real estate between agents, buyers and sellers. The Company satisfies its obligations through closing of a transaction and provides services between the agents and buyers and sellers as a principal. Accordingly, the Company will recognize revenues in the gross amount of consideration, to which it expects to be entitled to.

Please see Note 8(B) for more Information about the Company's revenues from contracts with customers.

D. Employee benefits

i. Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

ii. Share-based payment arrangements

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

4. Significant accounting policies (Cont.)

E. Finance income and finance costs

The Company's finance income and finance costs include:

- interest income;

- interest expense;

- the foreign currency gain or loss on financial assets and financial liabilities; Interest income or expense is recognized using the effective interest method.

In calculating interest expect, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit impaired) or to the amortized cost of the liability.

F. Income tax

Income tax expense comprise of current and deferred tax. It is recognized in profit or loss, or recognized or items recognized directly in equity or in other comprehensive income.

The Company has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

i. Current tax

Current tax comprises from expected payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using the tax rates enacted or substantively enacted at the reporting date.

Current tax assets and liabilities are offset only if certain criteria are met.

ii. Deferred tax

Deferred tax are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for:

- Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and

- Temporary differences related to investments in subsidiaries to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

4. Significant accounting policies (Cont.)

F. Income tax (Cont.)

ii. Deferred tax (Cont.)

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

G. Property and equipment

i. Recognition and measurement

Items of property and equipment are measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses. If significant parts of an item of property and equipment have different useful lives, then they are accounted for as separate items (major components) of property and equipment.

Any gain or loss on disposal of an item of property and equipment is recognized in profit or loss.

ii. Subsequent expenditures

Subsequent expenditures are capitalized only if it is probable that future economic benefits with the expenditure will flow to the Company.

iii. Depreciation

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss.

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

4. Significant accounting policies (Cont.)

G. Property and equipment (Cont.)

iii. Depreciation (Cont.)

The estimated useful lives of property and equipment for current and comparative periods are as follows:

- Computer equipment: 3 years

- Furniture and fixtures: 5-10 years.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

H. Financial instruments

i. Recognition and initial measurement

Financial assets and financial liabilities are recognized on the Company's consolidated statements of financial position when Real becomes party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

ii. Classification and subsequent measurement

Financial assets - Policy

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI - debt investment; FVOCI - equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions as is not designated as FVTPL:

- it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL:

- it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

4. Significant accounting policies (Cont.)

H. Financial instruments (Cont.)

ii. Classification and subsequent measurement (Cont.)

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets – Business model assessment

The Company assesses the objective of the business model in which a financial asset is held at a portfolio level, because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

- the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management's strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows;

- how the performance of the portfolio is evaluated and reported to the Company's management;

- the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

- how managers of the business are compensated - e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

- the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and the expectations of future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for the purpose, consistent with the Company's continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

4. Significant accounting policies (Cont.)

H. Financial instruments (Cont.)

ii. Classification and subsequent measurement (Cont.)

Financial assets - Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.
Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Financial liabilities - Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

iii. Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows or the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

4. Significant accounting policies (Cont.)

H. Financial instruments (Cont.)

iii. Derecognition (Cont.)

Financial liabilities (Cont.)

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iv. Offsetting

Financial assets and financial liabilities are offset and the net amount presented on the consolidated statements of financial position, only when the Company has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

I. Share capital

i. Ordinary shares

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income tax relating to transactions costs of an equity transaction are accounted for in accordance with IAS 12.

ii. Preference shares

The Company's preference shares are classified as liability, due to the rights of the holders to require a cash settlement not with in the control of the Company. Discretionary dividends thereon are recognized as equity distributions on approval by the Company's shareholders.

J. Impairment

i. Non-derivative financial assets

Financial instruments and contract assets

The Company recognizes loss allowances for expected credit losses ("ECL") on:

- Financial assets measured at amortized cost; and

- Contract assets

Loss allowances for trade receivables and contract assets are always measured at an amount equal to the lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company's historical experience and informed credit assessment and including forward-looking information.

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

4. Significant accounting policies (Cont.)

J. Impairment

i. Non-derivative financial assets (cont.)

Financial instruments and contract assets (cont.)

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Company considers a financial asset to be in default when:

- the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company; or

- the financial asset is more than 90 days past due.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers, the Company has a policy of writing off the gross carrying amount when the financial asset is 180 days past due based on historical experience of recoveries of similar assets. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company's procedures for recovery of amounts due.

K. Provisions

Provisions are recognized when present (legal or constructive) obligations as a result of a past event will lead to a probable outflow of economic resources and amounts can be estimated reliably. Provisions are measured at management's best estimate of the expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation.

The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. In those cases where the possible outflow of economic resources as a result of present obligations is considered remote, no liability is recognized.

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

4. Significant accounting policies (Cont.)

L. Leases

At the inception of a contract, the Company assess whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

- the contract involves the use of an identified asset - this may be specified explicitly or implicitly, should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

- the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and

- the Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purposes the asset is used is predetermined, the Company has the right to direct the use of the asset if either:

- the Group has the right to operate the asset; or

- the Group designed the asset in a way that predetermines how and for what purpose it will be used.

i. Real as a lessee

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right- of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

- fixed payments, including in-substance fixed payments;

- variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

- amounts expected to be payable under a residual value guarantee; and

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

4. Significant accounting policies (Cont.)

L. Leases (Cont.)

i. Real as a lessee (Cont.)

- the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets in 'property and equipment' in the consolidated statements of financial position.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of machinery that have a least term of 12 months or less and leases of low-value assets, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

M. Fair value measurement

'Fair value' is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date. The fair value of a liability reflects its non-performance risk.

A number of the Company's accounting policies and disclosures require the measurement of fair values, both for financial and non-financial assets and liabilities.

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as 'active' if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Company uses valuation techniques that maximise the use of relevant observable inputs and minimise the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

4. Significant accounting policies (Cont.)

M. Fair value measurement (Cont.)

If an asset or a liability measured at fair value has a bid price and an ask price, then the Company measures assets and long positions at a bid price and liabilities and short positions at an ask price.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price - i.e. the fair value of the consideration given or received. If the Group determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.

5. Use of judgments and estimates

In preparing these consolidated financial statements, management has made judgments and estimates that affect the application of the Company's accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

A. Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements is included in the following notes:

- Note 11 - measurement of share-based payment arrangements: measurement techniques used to determine whether cash payments received is sufficiently linked to the price or value of equity instruments.

- Note 16(A)(ii) - measurement of preferred shares: measurement techniques used to determine whether cash payments received is sufficiently linked to the price or value of equity instruments.

B. Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have significant result of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

- Note 12(C) - recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized;

- Note 4(K) - recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources; and

- Note 11 - valuation of share-based payment arrangements: key assumptions used to measure the fair value of the Company's share-based payment arrangements.

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

5. Use of judgments and estimates (Cont.)

B. Assumptions and estimation uncertainties (Cont.)

i. Measurement of fair values

A number of the Company's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as a broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from third parties to support the conclusion of these valuations meet the requirements of the Standards, including the level in the fair value hierarchy in which the valuations should be classified.

Significant valuation issues are reported to the Company's audit committee.

When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

- Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about assumptions made in measuring fair values is included in the following notes:

- Note 11 - share-based payment arrangements; and

- Note 19 - financial instruments.

6. Changes in significant accounting policies

The Company monitors the potential changes proposed by the IASB and analyzes the effect that changes in the standards may have on its operations.

Standards issued but not yet effective up to the date of issuance of these consolidated financial statements are described below. This description is of the standards and interpretations issued that the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective.

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

6. Changes in significant accounting policies (Cont.)

IFRS 15, Revenue from Contracts with Customers

The Company adopted IFRS 15 on its effective date of January 1, 2018 using the modified retrospective approach. IFRS 15 replaces IAS 18, Revenue. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. The standard requires entities to exercise judgment, taking into consideration all relevant facts and circumstances when applying each step of the model to contracts with customers.

The Company's assessment included a review of relevant contracts for the following key areas that are in the scope of IFRS 15, commissions from real estate contracts and service contracts with real estate agents. The Company has concluded that there are no significant differences in revenue recognition for these revenue streams between the point of transfer of risks and rewards under IAS 18 and the point of transfer of control under IFRS 15. No transitional adjustment has been recorded as at January 1, 2018.

IFRS 9, Financial Instruments

The Company adopted IFRS 9 on its effective date of January 1, 2018, using the modified retrospective basis with no restatement of comparative periods. IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method be used, replacing the multiple impairment methods in IAS 39. IFRS 9 also includes requirements relating to a new hedge accounting model, which represents a substantial overhaul of hedge accounting, which will allow entities to better reflect their risk management activities in the financial statements.

Under IFRS 9, financial assets are classified on the basis of both the business model in which the assets are managed and the contractual cash flow characteristics of the asset. Financial assets after initial recognition are classified and measured either as: (i) amortized cost; (ii) fair value through other comprehensive income (FVOCI) with fair value gains or losses recycled into net income on derecognition; or (iii) fair value through profit and loss (FVTPL). Financial liabilities are classified and measured either as: (i) amortize cost; or (ii) FVTPL. No transitional adjustments have been recorded relating to the Company's adoption of IFRS 9 as at January 1, 2018.

IASB Annual Improvements 2015-2017 Cycle (Issued in December 2017)

In December 2017, the IASB issued amendments to four standards IFRS 3, Business Combinations, IFRS 11, Joint Arrangements, IAS 12, Income Taxes, and IAS 23, Borrowing Costs. These amendments became effect on January 1, 2019. The implementation of these standards did not have a significant impact on the Company's financial statements.

IFRIC 23, Uncertainty over Income Tax Treatment

In June 2017, the IASB issued amendments as a clarification to requirements under IAS 12, Income Taxes. IFRIC 23 clarifies the application of various recognition and measurement requirements when there is uncertainty over income tax treatments. The amendments became effective on January 1, 2019. The amendments did not have an impact on the Company's financial statements.

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

7. Operating segments

In measuring its performance, the Company does not distinguish or group its operations on a geographical or on any other basis, and accordingly has a single reportable operating segment.

Management has applied judgment by aggregating its operating segments into one single reportable segment for disclosure purposes. Such judgment considers the nature of the operations, and an expectation of operating segments within a reportable segment, which have similar long-term economic characteristics.

The Company's chief executive officer is the chief operating decision maker, and regularly reviews Real's operations and performance on an aggregate basis. Real does not have any significant customers or any significant groups of customers.

8. Revenue

A. Revenue streams and disaggregation of revenue from contracts with customers

The Company generates revenue primarily from commissions from the sale of real estate properties. Other sources of revenue include subscription income from the brokerage-platform and immaterial amounts relating to auxiliary services.

In the following table, revenue from contracts with customers is disaggregated by major products and service lines and timing of revenue recognition.

In thousands of US dollars	2019	2018
Major service lines
Commissions	15,672	8,297
Subscriptions	57	108
Other	22	39
Total revenue	15,751	8,444
Timing of revenue recognition
Products transferred at a point in time	15,672	8,297
Services transferred over time	57	108
Revenue from contracts with
customers	15,729	8,405
Other revenue	22	39
Total revenue	15,751	8,444

B. Performance obligations and revenue recognition policies

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and related revenue recognition policies.

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

8. Revenue (Cont.)

B. Performance obligations and revenue recognition policies (Cont.)

Type of product/service	Nature and timing of satisfaction of performance obligations, including significant payment terms	Revenue recognition policies
Commissions from real estate contracts	Customers obtain control of real estate property on the closing date, which is ordinarily when consideration is received.	Revenue is recognized at a point in time as the purchase agreement is closed and the sale is executed.

Service contracts with real estate agents	Under service contracts with real estate agents, they enroll in an annual subscription plan to use the tech-platform.	Revenue is recognized over time as the Company provides promised services to real estate agents on a paid subscription plan.

9. Expenses by nature

In thousands of US dollars	2019	2018
Commissions to agents	13,785	7,133
Salaries and benefits	1,058	807
Consultancy	853	1,499
General and administrative	655	485
Advertising	554	147
Dues and subscriptions	309	305
Depreciation	137	147
Travel	40	127
Other	5	119
Occupancy	23	48
Total cost of sales, selling expenses, administrative and research and development expenses	17,419	10,817

10. Loss per share

A. Weighted average number of ordinary shares

In thousands of shares	2019	2018
Issued ordinary shares at January 1,	41,797	41,797
Effect of share options exercised	-	-
Weighted-average number of ordinary shares at December 31,	41,797	41,797

B. Diluted earnings per share

In thousands of shares	2019	2018
Issued ordinary shares at January 1,	46,178	41,797
Effect of share options on issue	4,355	4,381
Weighted-average number of ordinary shares (diluted) at December 31,	50,533	46,178

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

11. Share-based payment arrangements

See accounting policy in Note 23(D).

A. Description of share-based payment arrangements

i. Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock-option plan that entitles key management personnel and employees to purchase shares in the Company. Under the stock-option plan, holders of vested options are entitled to purchase shares based for the exercise price as determined at grant date.

The key terms and conditions related to the grants under these programs are as follows; all options are to be settled by physical delivery of shares.

B. Measurement of fair values

Grant date	Number of instruments	Vesting conditions	Contractual life of options
On January, 2016	142	25% on first anniversary, then quarterly vesting	4 years
On January, 2017	559	25% on first anniversary, then quarterly vesting	4 years
On June, 2018	326	25% on first anniversary, then quarterly vesting	4 years
On July, 2018	244	Immediate	4 years
On Mar, 2019	30	Immediate	4 years
On Mar, 2019	283	Quarterly vesting	3 years
On July, 2019	3,523	25% on first anniversary, then quarterly vesting	4 years
	5,107

The inputs used in the measurement of the fair values at the grant and measurement date were as follows:

	2019	2018
Share price	$0.13	$0.14
Exercise price	$0.13	$0.14
Expected volatility (weighted-average)	66.1%	66.1%
Expected life (weighted-average)	4 years	4 years
Expected dividends	-%	-%
Risk-free interest rate (based on government bonds)	2.14%	3.02%

Expected volatility has been based on an evaluation of based on a comparable companies historical volatility of the share price, particularly over the historical period commensurate with the expected term.

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

11. Share-based payment arrangements (Cont.)

C. Reconciliation of outstanding stock-options

The number and weighted-average exercise prices of stock-options under the stock option plan (see A(i)) are as follows:

		Weighted-		Weighted-
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
	2019	2019	2018	2018
Outstanding at January 1,	20,413	$0.13	17,525	$0.13
Granted during the year	3,836	$0.13	2,888	$0.13
Outstanding at December 31,	24,249	$0.13	20,413	$0.13
Exercisable at December 31,	11,726		5,672

The stock-options outstanding as at December 31, 2019 had an exercise price of $0.13 (2018: $0.14) and a weighted-

average contractual life of 4 years (2018: 4 years).

12. Income taxes

A. Effects of tax legislation

Tax Cuts and Jobs Act (P.L. 115-97)

The Tax Cuts and Jobs Act comprehensively revised the taxation for corporate tax payers, including, but not limited to, replacing the graduated corporate tax structure with a flat 21% corporate tax rate and the repeal of the corporate alternative minimum tax (“AMT”), effective for tax years beginning after 2017.

B. Reconciliation of effective tax rate

	2019	2019	2018	2018
Loss before tax from continuing operations	(2,251)		(2,524)
Recovery using the Company's domestic tax rate	(588)	26.10%	(659)	26.10%
Reduction in tax rate	-	-	7	-1.00%
Tax effect of:
Non-deductible expenses	-	-	-	-
Current-year losses for which no deferred tax
asset is recognized	588	-26.12%	652	-25.83%
	-	0.00%	-	0.00%

C. Deferred taxes

The Company has non-capital loss carry-forwards for income tax purposes of $5,682 (2018 - $3,731), which may be available to reduce taxable income in future years. The potential benefit of these losses has not been recognized in the financial statements as deferred tax assets.

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

 13. Trade receivables

In thousands of US dollars	2019	2018
Trade receivables	64	297
Less: allowance for trade receivables	(8)	(21)
Trade receivables	56	276

Information about the Company’s exposure to credit and market risks, and impairment losses for trade receivables is included in Note 19(C)(ii).

14. Cash

In thousands of US dollars	2019	2018
Bank balances	53	485
Restricted cash	43	40
	96	525

15. Property and equipment and right-of-use assets

A. Reconciliation of carrying amount

	Right-of-use	Computer	Furniture and
In thousands of US dollars	assets	equipment	equipment	Total
Cost
Balance at January 1, 2018	-	33	86	119
Adoption of IFRS 16	433	-	-	433
Additions	-	-	2	2
Disposals	-	(12)	(23)	(35)
Balance at December 31, 2018	433	21	65	519
Additions	-	-	-	-
Balance at December 31, 2019	433	21	65	519
Accumulated depreciation and impairment losses
Balance at January 1, 2018	-	13	76	89
Depreciation	110	9	6	125
Disposals	-	(2)	(43)	(45)
Balance at December 31, 2018	110	20	39	169
Depreciation	111	1	25	137
Balance at December 31, 2019	221	21	64	306
Carrying amounts
At January 1, 2018	-	20	10	30
At December 31, 2018	323	1	26	350
At December 31, 2019	212	-	1	213

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

16. Capital and reserves

A. Share capital and share premium

	Ordinary shares		Non-redeemable preference shares
In thousands of US dollars	2019	2018	2019	2018
In issue at January 1,	1,187	1,180	10,750	9,500
Issued for cash	-	7	1,000	1,250
In issue at December 31, – fully paid	1,187	1,187	11,750	10,750
Authorized – par value $1, in thousands of shares	123,000	3,500	66,000	10,750

All ordinary shares rank equally with regards to the Company’s residual assets. Preference shareholders participate only to the extent of the face value of the shares.

i. Ordinary shares

Holders of these shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. All rights attached to the Company’s shares are held by the Company are suspended until those shares are reissued.

During 2019, the Company approved an amendment to increase the authorized share capital to 123,000 ordinary shares and 66,000 series A preferred shares.

ii. Preferred shares

During 2018, the Company completed a private placement of 111,652 series A preferred shares at a price of $0.01. The fair value of preferred shares issued were $1,250.

During 2019, the Company completed a private placement of 7,143 series A preferred shares at a price of $0.14. The fair value of preferred shares issued were $1,000.

17. Capital management

Real defines capital as its equity. The Company’s objective when managing capital is:

– to safeguard the ability to continue as a going concern, so that it can continue to provide returns to shareholders and benefits to other stakeholders; and

– to provide adequate return to shareholders by obtaining an appropriate amount of financing commensurate with the level of risk.

The Company sets the amount of capital in proportion to the risk. Real manages its capital structure and makes adjustments in light of changes in economic conditions and the characteristic risk of underlying assets. In order to maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell asset to reduce debt. Real’s objective is met by retaining adequate liquidity to provide the possibility that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements.

There have been no changes to the Company’s capital management policies during the years ended December 31, 2019 and 2018.

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

18. Lease liabilities

In thousands of US dollars	2019	2018
Maturity analysis – contractual undiscounted cash flows
Less than one year	124	122
One year to five years	106	245
Total undiscounted lease liabilities	230	367
Lease liabilities included in the balance sheet	222	342
Current	122	122
Non-current	100	220

19. Financial instruments – Fair values and risk management

A. Accounting classifications and fair values

	Carrying amount			Fair value
	Financial
	assets	Other
	at amortized	financial
In thousands of US dollars	cost	liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets not measured
at fair value
Cash	53	-	53	53	-	-	53
Restricted cash	43	-	43	43	-	-	43
Trade receivables	56	-	56	56	-	-	56
Other receivables	10	-	10	10	-	-	10
	162	-	162	162	-	-	162
Financial liabilities not measured
at fair value
Accounts payable and accrued liabilities	-	336	336	336	-	-	336
Other payables	-	40	40	40	-	-	40
Preferred shares	-	11,750	11,750	-	11,750	-	11,750
	-	12,126	12,126	376	11,750	-	12,126

B. Transfers between levels

During the year ended December 31, 2019 and 2018, there have been no transfers between Level 1, Level 2 and Level 3.

C. Financial risk management

The Company has exposure to the following risks arising from financial instruments:

– credit risk (see (C)(ii));

– liquidity risk (see (C)(iii));

– market risk (see (C)(iv));

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

19. Financial instruments – Fair values and risk management (Cont.)

C. Financial risk management (Cont.)

i. Risk management framework

The Company’s activity exposes it to a variety of financial risks, including credit risk, liquidity risk and market risk. These financial risks are managed by the Company under policies approved by the Board of Directors. The principal financial risks are actively managed by the Company’s finance department, within Board approved policies and guidelines.

On an ongoing basis, the finance department actively monitors the market conditions, with a view of minimizing exposure of the Company to changing market factors, while at the same time limiting the funding costs of the Company.

The Company’s audit committee oversees how management monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

ii. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers. The receivables are processed through an intermediary trustee, as part of the structure of every deal, which ensures collection on the close of a successful transaction. In order to mitigate the residual risk, the Company contracts exclusively with reputable and credit-worthy partners.

The carrying amount of financial assets and contract assets represents the maximum credit exposure.

Trade receivables and contract assets

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers other factors may influence the credit risk of the customer base, including the default risk associated with the industry and the country in which the customers operate.

The risk management committee has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and terms and conditions are offered.

The Company does not require collateral in respect to trade and other receivables. The Company does not have trade receivable and contract assets for which no loss allowance is recognized because of collateral.

As at December 31, 2019, the exposure to credit risk for trade receivables and contract asset by geographic region was as follows.

In thousands of US dollars	2019	2018
US	64	297
Other regions	-	22
	64	319

The Company uses an allowance matrix to measure the ECLs of trade receivables from individual customers, which comprise a very large number of small balances.

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

19. Financial instruments – Fair values and risk management (Cont.)

C. Financial risk management (Cont.)

iii. Liquidity risk

Loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different segments based on the following common credit risk characteristics – geographic region, credit information about the customer and the type of home purchased.

Loss rates are based on actual credit loss experience. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions of the Company’s view of economic conditions over the expected lives of the receivables.

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to maintaining liquidity is to ensure, as far as possible, that it will have sufficient cash and cash equivalents and other liquid assets to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

iv. Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Company is exposed to transactional foreign currency risk to the extent there is a mismatch between currencies in which purchases and receivables are denominated and the respective functional currencies of the Company. The currencies in which transactions are primarily denominated are US dollars and Israeli shekel.

Exposure to currency risk

The summary of quantitative data about the Company’s exposure to currency risk as reported to management of the Company is as follows.

	December 31, 2019		December 31, 2018
	Real	Real	Real	Real
	Broker	Technologies	Broker	Technologies
In thousands of US dollars	LLC	Inc.	LLC	Inc.
Trade receivables	56	-	276	-
Trade payables	(313)	(12)	(299)	(35)
Net balance sheet exposure	(257)	(12)	(23)	(35)

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

19. Financial instruments – Fair values and risk management (Cont.)

C. Financial risk management (Cont.)

iv. Market risk (Cont.)

Exposure to currency risk (Cont.)

The following significant exchange rates have been applied.

	Average rate		Year-end spot rate
In thousands of US dollars	2019	2018	2019	2018
ILS 1	0.28	0.28	0.29	0.27

Sensitivity analysis

A reasonably possible strengthening (weakening) of the US dollar or Israeli shekel against all other currencies as at December 31, 2019 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

	Average rate		Year-end spot rate
In thousands of US dollars	Strengthening	Weakening	Strengthening	Weakening
December 31, 2019
ILS (5% movement)	101	(101)	94	(94)
December 31, 2018
ILS (5% movement)	66	(66)	155	(155)

20. Commitments and contingencies

The Company may have various other contractual obligations in the normal course of operations. The Company is not contingently liable with respect to litigation, claims and environmental matters, including those that could result in mandatory damages or other relief. Any expected settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

21. Related parties

Key management personnel compensation comprised the following.

In thousands of US dollars	2019	2018
Salaries and benefits	429	483
Short-term employee benefits	8	7
Consultancy	19	-
Share-based payments (recovery)	488	(25)
	944	465

Executive officers participate in the Company’s stock option program (see Note 11(A)(i)). Furthermore, real estate agents of the Company are entitled to participate in the stock option program if they meet certain eligibility criteria. Directors of the Company control 13.4% of the voting shares of the Company.

Real Technology Broker Ltd Notes to Consolidated Financial Statements As at December 31, 2019 and 2018

22. Subsequent events

A. Issuance of convertible debentures

On February 16, 2020, the Company issued convertible debentures of $200. The convertible debentures are non-interest bearing unless it is paid subsequent to March 25, 2020, the target date for the Qualifying Transaction (see below), which after will bear bearing interest at 4% per annum.

B. Qualifying transaction

On August 13, 2019, ADL Ventures Inc. (“ADL”) entered into a Letter of Intent with Real, which provides for the acquisition of all of the issued and outstanding securities of Real in exchange for:

(a) the issuance of common shares of ADL to shareholders of Real on the basis of 1.0083 ADL common shares for each Real common share (including Real common shares to be issued upon conversion of Real preferred shares on a one-for- one basis immediately prior to the closing of the transaction); and

(b) convertible securities of ADL in exchange for outstanding convertible securities of Real, with appropriate adjustments.

On May, 2020, ADL and Real entered into a Transaction Agreement (the “Qualifying Transaction”). Following the closing, the resulting issuer will be named “Real Technology Brokerage Inc.”, and will carry on the business of Real.

C. Coronavirus (“COVID-19”)

Since December 31, 2019, the outbreak of the novel string of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused a material interruption to businesses, resulting in a global economic slowdown.

The global equity markets have experienced significant volatility and weakness, with the government and central bank reacting with significant monetary and fiscal interventions designed to stabilize the economic conditions. The duration and impact of COVID-19 is unknown, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of those developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

D. Paycheck Protection Program Loan

On May 9, 2020, the Company entered into a loan agreement with JPMorgan Chase Bank as the lender (“Lender”) in an aggregate principal amount of $172 (“PPP Loan”) as part of the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. The PPP Loan is evidenced by a promissory note.

Subject to the terms of the promissory note, the PPP Loan bears interest at a rate of 1% per annum, with the first six months of interest deferred, has a term of 2 years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent and mortgage obligations, and covered utility payments incurred by the Company during a predefined period as determined by the CARES Act.

APPENDIX “D” – MANAGEMENT’S DISCUSSION AND ANALYSIS OF REAL

D - 1

Real Technology Broker Limited Management’s Discussion and Analysis For the years ended December 31, 2019 and 2018

Letter from the CEO

Dear Shareholders and Agents,

As the world continues to deal with the unprecedented effects of the coronavirus, firstly, my thoughts go first to the victims, their families and health-care and front-line workers battling the outbreak.

Developments are extremely fluid, and there is tremendous uncertainty on what the ultimate impact will be on overall economic growth and the real estate markets. At Real, meeting our responsibilities to all our stakeholders remain an essential part of our mission since our founding in 2014.

With social distancing and cessation of travel, we continue to leverage our mobile platforms and reimaging in-person viewings into digital experiences. The pandemic has stressed that digital is truly the way for every business – and is accelerating the pace of movement of technology, something that Real prides itself in comprehensively adopting in all parts of our business cycle. We are planning the next phase of this challenge – recovery, and looking forward to capitalizing on the opportunities we expect to see in our industry.

Today, more than ever, the real estate industry and the global business community as a whole, understand the necessity and resilience of tech connected businesses and we are proud to have been leading the trend replacing the traditional brokerage model with a tech powered one.

I am extremely proud of our network of agents who are doing their part to help their communities. Whether the contribution is big or small, this situation reminds us that we are all truly connected and have a part to play in the recovery of our economy.

In 2019, our annual revenue grew by 86%, surpassing $15 million with approximately $495 million worth of properties transacted. We plan to continue to service our agents and the broader market throughout the United States leveraging our unique process and technology. Overall, we are well-positioned to face the economic headwinds, and we will be primed for when the economy bounces back.

Going forward, we will continue to do everything we can to help our investors, agents, customers, employees, and communities emerge from this crisis stronger than ever. As always, I appreciate your invaluable trust and continued support in Real.

Thank you,

Tamir Poleg

Director and CEO

Real Technology Broker Ltd.

Real Technology Broker Limited Management’s Discussion and Analysis For the years ended December 31, 2019 and 2018

Introduction

This Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess the results of operations and financial condition of Real Technology Broker Limited. for the years ended December 31, 2019 and 2018. This MD&A is dated May 20, 2020 and should be read in conjunction with the annual audited financial statements and related notes for the years ended December 31, 2019 and 2018 (“Annual Financial Statements”). Unless the context indicates otherwise, references to “Real”, “the Company”, “we”, “us” and “our” in this MD&A refer to Real Technology Broker Limited and its operations.

Forward-looking information

Certain information included in this MD&A contains forward-looking information within the meaning of applicable Canadian securities laws. This information includes, but is not limited to, statements made in Business Overview and Strategy, Results from Operations, Debt Profile and other statements concerning Real’s objectives, its strategies to achieve those objectives, as well as statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking information generally can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “would”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plan”, “continue”, or similar expressions suggesting future outcomes or events or the negative thereof. Such forward-looking information reflects management’s beliefs and is based on information currently available. All forward-looking information in this MD&A is qualified by the following cautionary statements.

Forward looking information necessarily involves known and unknown risks and uncertainties, which may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, assumptions may not be correct and objectives, strategic goals and priorities may not be achieved. A variety of factors, many of which are beyond Real’s control, affect the operations, performance and results of the Company and its subsidiaries, and could call actual results to differ materially from current expectations of estimated or anticipated events or results.

Although Real believes that the expectations reflected in such forward-looking information are reasonable and represent the Company’s projections, expectations and beliefs at this time, such information involves known and unknown risks and uncertainties which may cause the Company’s actual performance and results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking information. Important factors that could cause actual results to differ materially include but are not limited to: Business Overview, Results from Operations, Liquidity and Capital Resources, Capital Structure and Stock Option Plan. See Risks and Uncertainties for further information. The reader is cautioned to consider these factors, uncertainties, and potential events carefully and not to put undue reliance on forward-looking information, as there can be no assurance that actual results will be consistent with such forward-looking information.

The forward-looking information included in this MD&A is made as of the date of this MD&A and should not be relied upon as representing Real’s views as of any date subsequent to the date of this MD&A. Management undertakes no obligation, except as required by applicable law, to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Business overview and strategy

Real is a growing multistate technology powered real estate brokerage. We focus our operations on development of technology that helps real estate agents perform better as well as building a scalable, efficient brokerage operation that is not dependent on a cost-heavy brick and mortar presence in the markets that we operate in.

Real Technology Broker Limited Management’s Discussion and Analysis For the years ended December 31, 2019 and 2018

Business overview and strategy (cont’d)

As a licensed real estate brokerage, our revenue is generated, primarily, by processing real estate transactions which entitle us to commissions. We pay a portion of our commission revenue to our agents and brokers.

Our strength is our ability to offer real estate agents a higher value, at a lower cost, compared to other brokerages, while operating efficiently and scaling quickly.

Recent developments

Agent equity program

During the 2018 fiscal year, we launched our Agent Equity Program, incentivizing our agents for their contribution in Real’s growth. Agents were compensated with stock options for closing transactions, referring other agents to the Company and reaching their sales caps. In March of 2020, we terminated the Agent Equity Program in anticipation of completing our listing on the TSX-V.

We perceive equity contributions to agents, teams and brokers as a major attraction and retention tool and will be working to introduce a new equity offering to our agents during 2020, focusing on attracting and retaining productive agents, teams and brokers.

Revenue-share model

As the vast majority or real estate agents are independent contractors, we believe that it is our responsibility to create multiple revenue sources and improve financial opportunities for agents. Our attractive commission split coupled with the equity incentives for agents provide great opportunities. We are now offering agents the opportunity to earn revenue-share, paid out of Real’s portion of commissions, for new agents that they personally refer to Real. The program was recently launched and is being carefully rolled out. A successful implementation will have a major positive impact on our agent count and revenue growth.

Focus on teams

Real estate teams operate as “brokerages inside a brokerage”. A team is typically formed by a high producing agent who attracts other agents to work with them and enjoy the lead flow and mentoring provided by the team leader. In an effort to attract teams, we introduced a team offering in 2018, consisting of a dedicated comprehensive customer relationship management and very favorable commission splits and caps to team leaders and members.

Path to profitability

Our primary focus during 2019 was to demonstrate our ability to maintain rapid growth with a clear path to profitability. As a result, we closely analyzed and monitored our spend and operational expenses, developed internal tools and processes for more efficient transaction processing and support, focused our geographic footprint, terminated the affiliation of non-producing agents who had been with us for a long period and closely monitored our return-on-investment in various marketing channels.

Emphasizing regional growth

After years of focusing our marketing efforts primarily on online advertising, we decided, in 2019, to experiment with “boots on the ground” recruiting and hired experienced and well-networked brokers as Regional Growth Leaders (“RGLs”) in two markets. The thesis was that having a local person representing the company would provide a higher level of comfort for agents and teams interested in joining Real. We are still monitoring the impact of the RGLs on our overall growth and the cost effectiveness of such marketing activity.

Real Technology Broker Limited Management’s Discussion and Analysis For the years ended December 31, 2019 and 2018

Business overview and strategy (cont’d)

Recent developments (cont’d)

Tracking agent satisfaction

Agents’ satisfaction is top-of-mind for Real and we use the Net Promoter Score® (“NPS”) surveys for measurement and tracking. NPS is a measure of customer satisfaction and is measured on a scale between (100) and 100. An NPS above 50 is considered excellent. The question we ask is "On a scale of zero to ten, how likely are you to recommend Real as a potential brokerage firm to other agents?". Our most recent NPS is 67.7, a strong indication to a very high level of satisfaction amongst our agents. We believe that NPS surveys help in ensuring we are delivering on the most important services and value to our agents. A high level of satisfaction contributes to the brand and organic growth of Real.

Artificial intelligence

During 2019, we launched “Flo”, our AI support-focused bot. As a first step, Flo monitors support tickets arriving from our agents and directs the ticket to the relevant person within Real, based on historic data and understanding of who would be best to handle that specific case. We continue to develop Flo with the aim that it would be able to directly reply and handle a large percentage of our support tickets, based on historic support conversations data accumulated since founding Real.

Investing in commercial growth

The commercial real estate brokerage segment is dominated by large, often international, players. Agents working with such brand names are typically tied to their brokerage by long-term contractual obligations and specific clauses, preventing them from approaching the brokerage’s clients should they elect to switch to a different brokerage. We identified a segment of agents, focused on tenant representation (mainly companies looking to rent office spaces) who work with their own clientele and wish to work more independently. They are often reluctant to join the leading commercial brokerages and take on the various restrictions imposed by them.

Real Broker Commercial, LLC is our commercial-focused entity, offering commercial agents the freedom and flexibility to conduct their business the way they want to and to enjoy our multistate platform and favorable commission splits. It was established in partnership with Robert Kulik, one of our agents, who closed one of Manhattan’s most-notable office lease deals during 2019, resulting in $2,637 of revenue for Real.

Overall

We believe that building an operation that successfully supports a large number of agents and processes a large volume of transactions with minimal overhead is key to long term sustainability and value creation in the real estate brokerage industry.

Objectives

Real seeks to become one of US’ leading real estate brokerages. Using our proprietary technology, we look to provide agents with all the tools they need in order to manage and market their business and succeed. Real plans to accomplish this through: (i) proprietary integration of technology and tools focused on facilitating and improving tasks performed by agents. (ii) the offering of attractive business terms to agents and creation of multiple potential revenue streams for agents (iii) providing excellent support and service to our agents (iv) the creation of a nationwide collaborative community of agents. Leveraging the engagement of real estate agents and home buyers and sellers, Real will seek to generate revenue through a variety of different channels.

Real Technology Broker Limited Management’s Discussion and Analysis For the years ended December 31, 2019 and 2018

Presentation of financial information and non-IFRS measures

Presentation of financial information

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on Real’s Annual Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee (“IFIRC”). Unless otherwise specified, amounts are in Canadian dollars and percentage changes are calculated using whole numbers.

Non-IFRS measures

In addition to the reported IFRS measures, industry practice is to evaluate entities giving consideration to certain non- IFRS performance measures, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”).

Management believes that these measures are helpful to investors because they are measures that the Company uses to measure performance relative to other entities. In addition to IFRS results, these measures are also used internally to measure the operating performance of the Company.

These measures are not in accordance with IFRS and have no standardized definitions, and as such, our computations of these non-IFRS measures may not be comparable to measures by other reporting issuers. In addition, Real’s method of calculating non-IFRS measures may differ from other reporting issuers, and accordingly, may not be comparable.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

EBITDA is used as an alternative to net income because it includes major non-cash items such as interest, taxes and amortization, which management considers non-operating in nature. A reconciliation of EBITDA to IFRS net income is presented under the section Results from Operations of this MD&A.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

Adjusted EBITDA is used as an alternative to net income because it excludes major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature. A reconciliation of adjusted EBITDA to IFRS net income is presented under section Results from Operations of this MD&A.

Real Technology Broker Limited Management’s Discussion and Analysis For the years ended December 31, 2019 and 2018

Results from operations

Select annual information

In thousands of U.S. dollars

For the year ended December 31st		2019	2018
Operating results
Loss before tax		(2,251)	(2,524)
Net loss and comprehensive loss		(2,251)	(2,524)
Per share basis
Basic loss per share		(0.05)	(0.06)
Diluted loss per share		(0.04)	(0.05)

As at December 31st	Note	2019	2018
Total assets		408	1,357
Total debt	(ii)	598	784
Debt to total assets	(i) (iii)	147%	58%
EBITDA	(i) (iv)	(1,531)	(2,226)
Adjusted EBITDA	(i) (iv)	(1,043)	(2,251)

(i)

Represents a non-IFRS measure. Real's method for calculating non-IFRS measures may differ from other reporting issuers' methods and accordingly may not be comparable. For definitions and basis of presentation of Real's non-IFRS measures, refer to the non-IFRS measures section of this MD&A.

(ii)	Total debt is defined as accounts payable and other financial liabilities, less preferred equity.
(iii)	Debt to total assets is a non-IFRS measure and is calculated as total debt divided by total assets.
(iv)	EBITDA and Adjusted EBITDA is calculated on a trailing twelve month basis. Refer to non-IFRS measures section of this MD&A for further details.

For the year ended December 31, 2019, total revenues amounted to $15,751 compared to $8,444 for the year ended December 31, 2018. The change in revenues is primarily due to an increase in productive agents on our platform and our focus on increasing agents’ productivity which translated into a larger transaction volume closed by our agents.

Real Technology Broker Limited Management’s Discussion and Analysis For the years ended December 31, 2019 and 2018

Results from operations (cont’d)

A further breakdown in revenues generated during the year is included below:

In thousands of US dollars	2019	2018
Major service lines
Commissions	15,672	8,297
Subscriptions	57	108
Other	22	39
Total revenue	15,751	8,444
Timing of revenue recognition
Products transferred at a point in time	15,672	8,297
Services transferred over time	57	108

Revenue from contracts with
customers	15,729	8,405

Other revenue	22	39

Total revenue	15,751	8,444

A further breakdown in expenses during the year is included below:

In thousands of US dollars	2019	2018
Commissions to agents	13,785	7,133
Salaries and benefits	1,058	807
Consultancy	853	1,499
General and administrative	655	485
Advertising	554	147
Dues and subscriptions	309	305
Depreciation	137	147
Travel	40	127
Other	5	119
Occupancy	23	48
Total cost of sales, selling expenses, administrative and
research and development expenses	17,419	10,817

We believe that growth can and should be balanced with profits and therefore plan and monitor our spend responsibly to ensure we decrease our loss and work towards being EBITDA positive. Our loss as a percentage of total revenue was 15% in 2019 and 30% in 2018. This was primarily due to an increase in revenues and maturity and stabilization of our technology that enabled us to spend less resources on software development.

For the year ended December 31st	2019	2018
Revenues	15,751	8,444
Commissions to agents	13,785	7,133
Commissions to agents as a percentage of revenues	88%	84%

Real Technology Broker Limited Management’s Discussion and Analysis For the years ended December 31, 2019 and 2018

Results from operations (cont’d)

The commissions paid to agents increased from $7,133 in 2018 to $13,785 as a result of our increase in revenue and in number of real estate transactions closed by our agents. We typically pay our agents on average 85-90% of the gross commission earned on every real estate transaction and, as the total revenue increases, the total commission to agents expense increases accordingly.

Occupancy/rent expenses decreased in 2019 compared to 2018 following our decision to move to a smaller office in NY.

We advertise on multiple online platforms and websites such as Google Adwords, Facebook and Indeed in our efforts to attract agents. We track the performance of each of these channels and constantly optimize spending. Our advertising costs increased in 2019 to $550 compared to $147 in 2018 due reclassification of marketing expenses and optimization of campaigns that allowed us to spend more while lowering our cost of acquisition of agents.

We finished 2019 with 11 full time employees, a decrease from over 15 full time employees at the end of 2018. The decrease was mainly attributed to automation implemented and software that replaced manual work.

We are charging a small portion of our agents a monthly subscription of $40 or $100 as a result of a pilot we did in the summer of 2017. The intention was to explore how charging a monthly fee would affect the type of agents joining us which resulted in the conclusion that introducing a mandatory monthly fee negatively affects agents recruiting and revenue in general. In addition, some agents pay us a monthly subscription for using some value-added software tools such as Customer Relationship Management software.

Liquidity and capital resources

Liquidity and cash management

Our primary sources of liquidity is cash and cash flows from operations as well as cash raised from investors in exchange for issuance of shares. The Company expects to meet all of its obligations and other commitments as they become due. The Company has various financing sources to fund operations and will continue to fund working capital needs through these sources along with cash flows generated from operating activities.

At December 31, 2019, our cash totaled $53. Cash is comprised of financial instruments with an original maturity of 90 days or less from the date of purchase, primarily money market funds. We hold no marketable securities.

Financing activities

We believe that our existing balances of cash and cash equivalents, the amount to be raised in our Proposed Transaction (see Subsequent Events) that is expected to close concurrently with closing of the transaction with ADL Ventures Inc. and cash flows expected to be generated from our operations will be sufficient to satisfy our operating requirements for at least the next eighteen months.

Our future capital requirements will depend on many factors, including our level of investment in technology, our rate of growth into new markets and our marketing efforts. Our capital requirements may be affected by factors which we cannot control such as the residential real estate market, interest rates, and other monetary and fiscal policy changes to the manner in which we currently operate. In order to support and achieve our future growth plans, however, we may need or seek advantageously to obtain additional funding through equity or debt financing. We currently have no bank debt. If we are unable to raise additional capital when desired, our business and results of operations would likely suffer.

Real Technology Broker Limited Management’s Discussion and Analysis For the years ended December 31, 2019 and 2018

Liquidity and capital resources (cont’d)

Contractual obligations

As at December 31, 2019 the Company had no debt guarantees, leases, off-balance sheet arrangements or long-term obligations other than those noted in our results from operations. We have a lease for our offices in New York that expires on June 30th, 2023. The annual rent expenses for the lease for the period starting July 1st, 2019 and ending on June 30th, 2020 is $87. Rent is paid monthly, for approximately $7 per month.

Capital management framework

Real defines capital as the aggregate of debt and equity. The Company’s capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. For 2019, Real expects to be able to satisfy all of its financing requirements through use of some or all of the following: cash on hand, cash generated by operations, and through the public offerings of common equity (see Events after the Balance Sheet Date).

Other metrics

Earnings before interest, taxes, depreciation and amortization (“EBITDA”)

For the year ended December 31st	2019	2018

Net loss and comprehensive loss	(2,251)	(2,524)
Add (deduct):
– Taxes	-	-
– Interest	583	151
– Depreciation	137	147

EBITDA	(1,531)	(2,226)

Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”)

For the year ended December 31st	2019	2018

Net loss and comprehensive loss	(2,251)	(2,524)
Add (deduct):
– Taxes	-	-
– Interest	583	151
– Depreciation	137	147
– Stock-based compensation	488	(25)

EBITDA	(1,043)	(2,251)

Real Technology Broker Limited Management’s Discussion and Analysis For the years ended December 31, 2019 and 2018

Significant accounting policies and other explanatory information

The Company’s significant accounting policies are described in note 4 of the Company’s Annual Financial Statements. The preparation of the Annual Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Company’s Annual Financial Statements. Actual results may differ from estimates under different assumptions and conditions.

Significant judgments include the timing of revenue recognition and consolidation adjustments. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in our Annual Financial Statements.

Changes in accounting policies

IFRS 15, Revenue from Contracts with Customers

The Company adopted IFRS 15 on its effective date of January 1, 2018 using the modified retrospective approach. IFRS 15 replaces IAS 18, Revenue. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. The standard requires entities to exercise judgment, taking into consideration all relevant facts and circumstances when applying each step of the model to contracts with customers.

The Company’s assessment included a review of relevant contracts for the following key areas that are in the scope of IFRS 15, commissions from real estate contracts and service contracts with real estate agents. The Company has concluded that there are no significant differences in revenue recognition for these revenue streams between the point of transfer of risks and rewards under IAS 18 and the point of transfer of control under IFRS 15. No transitional adjustment has been recorded as at January 1, 2018 in the Annual Financial Statements.

IFRS 9, Financial Instruments

The Company adopted IFRS 9 on its effective date of January 1, 2018, using the modified retrospective basis with no restatement of comparative periods. IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method be used, replacing the multiple impairment methods in IAS 39. IFRS 9 also includes requirements relating to a new hedge accounting model, which represents a substantial overhaul of hedge accounting, which will allow entities to better reflect their risk management activities in the financial statements.

Under IFRS 9, financial assets are classified on the basis of both the business model in which the assets are managed and the contractual cash flow characteristics of the asset. Financial assets after initial recognition are classified and measured either as: (i) amortized cost; (ii) fair value through other comprehensive income (FVOCI) with fair value gains or losses recycled into net income on derecognition; or (iii) fair value through profit and loss (FVTPL). Financial liabilities are classified and measured either as: (i) amortize cost; or (ii) FVTPL. No transitional adjustments have been recorded relating to the Company’s adoption of IFRS 9 as at January 1, 2018 in the Annual Financial Statements.

Real Technology Broker Limited Management’s Discussion and Analysis For the years ended December 31, 2019 and 2018

Changes in accounting policies (cont’d)

IASB Annual Improvements 2015-2017 Cycle (Issued in December 2017)

In December 2017, the IASB issued amendments to four standards IFRS 3, Business Combinations, IFRS 11, Joint Arrangements, IAS 12, Income Taxes, and IAS 23, Borrowing Costs. These amendments became effect on January 1, 2019. The implementation of these standards did not have a significant impact on the Annual Financial Statements.

IFRIC 23, Uncertainty over Income Tax Treatment

In June 2017, the IASB issued amendments as a clarification to requirements under IAS 12, Income Taxes. IFRIC 23 clarifies the application of various recognition and measurement requirements when there is uncertainty over income tax treatments. The amendments became effective on January 1, 2019. The amendments did not have an impact on the Annual Financial Statements.

Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures

The CEO and CFO have designed or caused to design controls to provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time frame specified in the securities legislation.

Based on the evaluations, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were adequate and effective.

Internal control over financial reporting

Real has established internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Annual Financial Statements for external purposes in accordance with IFRS. Management, including the Company’s CEO and CFO, have determined that as at December 31, 2019 and 2018, the internal controls over financial reporting were effective.

Inherent limitations

It should be noted that in a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Given the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. These inherent limitations include, among other items: (i) that management’s assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors; and (iii) controls may be circumvented by unauthorized acts of individuals, by collusion of two or more people, or by management override.

Real Technology Broker Limited Management’s Discussion and Analysis For the years ended December 31, 2019 and 2018

Disclosure controls and procedures and internal control over financial reporting (cont’d)

Key management compensation

The Company’s key management personnel are comprised of the Board of Directors and current members of the executive team, the Chief Executive Officer, the Chief Financial Officer and the Chief Marketing Officer. Key management personnel compensation for the year consistent of the following:

In thousands of US dollars	2019	2018
Salaries and benefits	429	483
Short-term employee benefits	8	7
Consultancy	19	-
Share-based payments (recovery)	488	(25)
	944	465

Executive officers participate in the Company’s stock option program. Furthermore, real estate agents of the Company are entitled to participate in the stock option program if they meet certain eligibility criteria.

Market conditions and industry trends

General

Throughout 2019, homes buyers leveraged decreasing interest rates to purchase homes at an increased level. The consensus amongst economists is that interest rates will remain under 4% during 2020 which is likely to support an increasing demand from home buyers.

Inventory

According to National Association of Realtors (“NAR”), the inventory of existing homes for sale in the U.S. was 1.6 million as of January 2019 and decreased to 1.4 million at the end of December 2019. As a result, inventory has decreased from 3.7 average months of supply as of December 2018 to 3.0 average months’ supply as of December 2019.

Mortgage rates

According to the Federal Housing Finance Agency, mortgage rates on commitments for 30-year, conventional, fixed-rate first mortgages averaged 3.9% for 2019 compared to 4.5 in 2018. Mortgage rates are forecasted to slightly increase in 2020. To the extent mortgage rates increase further, consumers continue to have financing alternatives such as adjustable rate mortgages or shorter-term mortgages which can be utilized to obtain a mortgage rate that is lower than a comparable 30-year fixed-rate mortgage.

Factors that may negatively affect growth in the housing industry include prolonged periods of slow economic growth, increased prevalence of unemployment, increasing mortgage interest rates, increase in home sales prices, insufficient inventory levels, regulations imposed by local, state and federal government agencies, geopolitical instability, first time home buyers inability to save due to increasing rent prices, other debt including credit cards and student loans, and adverse shifts in consumer attitudes towards home ownership.

Real Technology Broker Limited Management’s Discussion and Analysis For the years ended December 31, 2019 and 2018

Market conditions and industry trends (cont’d)

Existing home sales

NAR existing home sale transactions for month end December 2019 increased 10.8% to a seasonally-adjusted annual rate of 5.54 million, compared to the same period in 2018. On a full-year basis, total existing-home sales ended at 5.34 million, the same level as in 2018. During this same period, Real revenue increased 86% compared to the same period in 2018. As of their most recent releases, NAR is forecasting existing home sales to decrease by 10% in 2020.

Regardless of whether the housing market continues to show solid demands and price increases or slows down, Real is positioned to continue to capture market share due to our low-cost, high-value model, affording agents, teams and brokers increased income and ownership opportunities which are increasingly important in times of economic uncertainty.

Existing home sales price

Existing home sales average price for December 2019 was $274 compared to $254 in December 2018

Risks and uncertainties

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about as of the date of this MD&A, or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks actually occur, the Company’s business may be harmed, and its financial condition and the results of operation may suffer significantly.

Limited operating history

Our limited operating history makes it difficult for potential investors to evaluate our business or prospective operations. As an early stage company, we are subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in a new business. Investors should evaluate an investment in us in light of the uncertainties encountered by developing companies in a competitive and evolving environment. Our business is dependent upon the implementation of our business plan. We may not be successful in implementing such plan and cannot guarantee that, if implemented, we will ultimately be able to attain profitability.

Additional financing

We will need additional capital in the future to continue to execute our business plan. Therefore, we will be dependent upon additional capital in the form of either debt or equity to continue our operations. At the present time, we do not have arrangements to raise additional capital, and we will need to identify potential investors and negotiate appropriate arrangements with them. We may not be able to arrange enough investment within the time the investment is required or that if it is arranged, that it will be on favorable terms. If we cannot obtain the needed capital, we may not be able to become profitable and may have to curtail or cease our operations.

Success of the platform

Our business strategy is dependent on our ability to develop platforms and features to attract new businesses and users, while retaining existing ones. Staffing changes, changes in user behavior or development of competing platforms may cause users to switch to alternative platforms or decrease their use of our platform. There is no guarantee that agents will use these features and we may fail to generate revenue. Additionally, any of the following events may cause decreased use of our platform:

Real Technology Broker Limited Management’s Discussion and Analysis For the years ended December 31, 2019 and 2018

Risks and uncertainties (cont’d)

Success of the platform (cont’d)

● Emergence of competing platforms and applications;

● Inability to convince potential agents to join our platform;

● Technical issues on certain platforms or in the cross-compatibility of multiple platforms;

● Securities breaches with respect to our data;

● A rise in safety or privacy concerns; and

● An increase in the level of spam or undesired content on the network.

Management team

We are highly dependent on our management team, specifically our Chief Executive Officer. If we lose key employees, our business may suffer. Furthermore, our future success will also depend in part on the continued service of our key management personnel and our ability to identify, hire, and retain additional personnel. We do not carry “key-man” life insurance on the lives of our executive officer, employees or advisors. We experience intense competition for qualified personnel and may be unable to attract and retain the personnel necessary for the development of our business. Because of this competition, our compensation costs may increase significantly.

Monetization of platform

There is no guarantee that our efforts to monetize the Real platform will be successful. Furthermore, our competitors may introduce more advanced technologies that deliver a greater value proposition to realtors in the future. All these factors individually or collectively may preclude us from effectively monetizing our business which would have a material adverse effect on our financial condition and results of operation.

Agents engagement

Our business model involves attracting real estate agents to our platform. There is no guarantee that growth strategies will bring new agents to our network. Changes in relationships with our partners, contractors and businesses we retain to grow our network may result in significant increases in the cost to acquire new agents. In addition, new agents may fail to engage with our network to the same extent current agents are engaging with our network resulting in decreased use of our network. Decreases in the size of our agents base and/or decreased engagement on our network may impair our ability to generate revenue.

Managing growth

Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. To manage growth effectively, we need to continuously: (i) evaluate definitive business strategies, goals and objectives; (ii) maintain a system of management controls; and (iii) attract and retain qualified personnel, as well as, develop, train and manage management-level and other employees. If we fail to manage our growth effectively, our business, financial condition or operating results could be materially harmed.

Competition

We compete with both start-up and established technology companies and brokerages. Our competitors may have substantially greater financial, marketing and other resources than we do and may have been in business longer than we have or have greater name recognition and be better established in the technological or real estate markets than we are. If we are unable to compete successfully with other businesses in our existing market, we may not achieve our projected revenue and/or user targets which may have a material adverse effect on our financial condition.

Real Technology Broker Limited Management’s Discussion and Analysis For the years ended December 31, 2019 and 2018

Risks and uncertainties (cont’d)

Volatility

The market price of our common stock could fluctuate significantly in response to various factors and events, including, but not limited to: our ability to execute our business plan; operating results below expectations; announcements regarding regulatory developments with respect to the real estate industry; our issuance of additional securities, including debt or equity or a combination thereof, necessary to fund our operating expenses; announcements of technological innovations or new products by us or our competitors; and period-to-period fluctuations in our financial results. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

Loss of investment

An investment in our securities is speculative and involves a high degree of risk. Potential investors should be aware that the value of an investment in the Company may go down as well as up. In addition, there can be no certainty that the market value of an investment in the Company will fully reflect its underlying value. Investors could lose their entire investment. Because we can issue additional shares of common stock, purchasers of our common stock may incur immediate dilution and experience further dilution.

As of the date of this MD&A, we are authorized to issue up to 123,000 ordinary shares of which 1,187 shares of ordinary shares are issued and outstanding. Our Board of Directors has the authority to cause us to issue additional shares of common stock without consent of any of stockholders. In addition, we are authorized to issue up to 66,000 shares of preferred stock of which 11,750 shares of preferred stock are issued and outstanding as of the date of this MD&A. Consequently, our stockholders may experience further dilution in their ownership of our stock in the future, which could have an adverse effect on the trading market for our common stock.

Furthermore, our Certificate of Incorporation gives our Board the right to create one or more new series of preferred stock. As a result, our Board may, without stockholder approval, issue preferred stock with voting, dividend, conversion, liquidation or other rights that could adversely affect the voting power and equity interests of the holders of our common stock. Preferred stock, which could be issued with the right to more than one vote per share, could be used to discourage, delay or prevent a change of control of our Company, which could materially adversely affect the price of our common stock.

An investment in our securities is speculative and involves a high degree of risk. Potential investors should be aware that the value of an investment in the Company may go down as well as up. In addition, there can be no certainty that the market value of an investment in the Company will fully reflect its underlying value. Investors could lose their entire investment.

Cyber security threats

A cyber incident is an intentional or unintentional event that could threatens the integrity, confidentiality or availability of the Company’s information resources. These events include, but are not limited to, unauthorized access to information systems, a disruption to our information systems, or loss of confidential information. Real’s primary risks that could result directly from the occurrence of a cyber incident include operational interruption, damage to our public image and reputation, and/or potentially impact the relationships with our customers.

We have implemented processes, procedures and controls to mitigate these risks, including, but not limited to, firewalls and antivirus programs and training and awareness programs on the risks of cyber incidents. These procedures and controls do not guarantee that the financial results may not be negatively impacted by such an incident.

Real Technology Broker Limited Management’s Discussion and Analysis For the years ended December 31, 2019 and 2018

Subsequent events

Issuance of convertible debentures

On February 16, 2020, the Company issued convertible debentures of $200. The convertible debentures are non-interest bearing unless it is paid subsequent to March 25, 2020, the target date for the Qualifying Transaction (see below), which after will bear bearing interest at 4% per annum.

Qualifying transaction

On August 13, 2019, ADL Ventures Inc. (“ADL”) entered into a Letter of Intent with Real, which provides for the acquisition of all of the issued and outstanding securities of Real in exchange for:

(a) the issuance of common shares of ADL to shareholders of Real on the basis of 1.0083 ADL common shares for each Real common share (including Real common shares to be issued upon conversion of Real preferred shares on a one-for- one basis immediately prior to the closing of the transaction); and

(b) convertible securities of ADL in exchange for outstanding convertible securities of Real, with appropriate adjustments.

On May, 2020, ADL and Real entered into a Transaction Agreement (the “Qualifying Transaction”). Following the closing, the resulting issuer will be named “Real Technology Brokerage Inc.”, and will carry on the business of Real.

Coronavirus (“COVID-19”)

Since December 31, 2019, the outbreak of the novel string of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused a material interruption to businesses, resulting in a global economic slowdown.

The global equity markets have experienced significant volatility and weakness, with the government and central bank reacting with significant monetary and fiscal interventions designed to stabilize the economic conditions. The duration and impact of COVID-19 is unknown, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of those developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Paycheck Protection Program Loan

On May 9, 2020, the Company entered into a loan agreement with JPMorgan Chase Bank as the lender (“Lender”) in an aggregate principal amount of $172 (“PPP Loan”) as part of the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. The PPP Loan is evidenced by a promissory note. Subject to the terms of the promissory note, the PPP Loan bears interest at a rate of 1% per annum, with the first six months of interest deferred, has a term of 2 years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent and mortgage obligations, and covered utility payments incurred by the Company during a predefined period as determined by the CARES Act.

Real Technology Broker Limited Management’s Discussion and Analysis For the years ended December 31, 2019 and 2018

Additional information

These documents, as well as additional information regarding Real, have been filed electronically on Real’s website at www.joinreal.com. Additional information, including the directors’ and officers’ remuneration and indebtedness, principal holders of Real’s securities, common share issuances, options to purchase the Company’s securities authorized for issuance under the equity compensation plans, as of December 31, 2019, will be contained in Real’s Management Information Circular to be furnished in connection with the annual meeting of the shareholders to be held on June, 2020.

APPENDIX “E” – UNAUDITED PRO FORMA BALANCE SHEET OF THE RESULTING ISSUER

E - 1

Pro forma consolidated financial statements of ADL Ventures Inc.

Notes to the pro forma consolidated financial statements

Expressed in thousands of U.S. dollars, except per-share amounts

Year ended December 31, 2019

(Unaudited)

	ADL Ventures	ADL Ventures	Real Technology	Pro forma		Pro forma
	Inc.	Inc.	Broker Ltd.	adjustments	Note	consolidated
	(in $CAD)	(in $USD)	(in $USD)	(in $USD)		(in $USD)
Assets
Cash and cash equivalents	461	354	53	1,960	7(a)	2,367
Restricted cash	-	-	43	-		43
Trade receivables	-	-	56	-		56
Other receivables	-	-	10	-		10
Prepaid expenses and deposits	-	-	33	-		33
Current assets	461	354	195	1,960		2,509
Property and equipment	-	-	1	-		1
Right-of-use assets	-	-	212	-		212
Non-current assets	-	-	213	-		213
Total assets	461	354	408	1,960		2,722
Liabilities
Accounts payable and accrued liabilities	66	52	336	27	7(b)	415
Other payables	-	-	40	-		40
Lease liabilities	-	-	122	-		122
Loans and borrowings	-	-	-	-	8	-
Current liabilities	66	52	498	27		577
Lease liabilities	-	-	100	-		100
Loans and borrowings	-	-	-	172	7(e)	172
Preferred shares	-	-	11,750	(11,750)	7(c)	-
Non-current liabilities	-	-	11,850	(11,578)		272
Total liabilities	66	52	12,348	(11,551)		849
Equity
Share capital	520	398	1,187	13,870	7(d), 8	15,455
Share premium	-	-	78	-	8	78
Stock-based compensation reserve	97	74	1,622	(74)	8	1,622
Deficit	(222)	(170)	(14,827)	(285)	7(b), 8	(15,282)
Total equity	395	302	(11,940)	13,511		1,873
Total liabilities and equity	461	354	408	1,960		2,722

The notes to the pro forma consolidated financial statements are an integral part of these pro forma consolidated financial statements.

Pro forma consolidated financial statements of ADL Ventures Inc.

Notes to the pro forma consolidated financial statements

Expressed in thousands of U.S. dollars, except per-share amounts

Year ended December 31, 2019

(Unaudited)

1. General information

ADL Ventures Inc. (the “Company” or “ADL”) was incorporated under the Business Corporations Act (British Columbia) on February 27, 2018. The Company’s registered office address is Suite 1700 - 666 Burrard Street, Vancouver, British Columbia V6C 2X8 and its principal place of business is Suite 901 - 175 Bloor Street East, North Tower, Toronto, Ontario, M4W 3R8.

2. Basis of accounting

These unaudited pro forma financial statements have been prepared by management of Real Technology Broker Ltd. (“Real”), using information derived from the audited financial statements of ADL for the year ended December 31, 2019 and annual audited financial statements of Real for the year ended December 31, 2019.

These unaudited pro forma financial statements give effect Proposed Transaction (see Note 5), as if the Proposed Transaction as if it occurred on December 31, 2019.

These unaudited pro forma financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), along with the adjustments described in the notes below.

The unaudited pro forma financial statements are not necessarily indicative of the results that would have occurred had the Proposed Transaction been consummated at the dates indicated, nor are they necessarily indicative of future operating results or the financial position of the Company.

The Company is relying on the exemption contained in Item 48.2 of TSX Venture Policy Form 3B2 - Information required in a Filing Statement for a Qualifying Transaction and is not including a pro forma consolidated income statement.

3. Functional and presentation currency

All financial information has been presented in United States (“U.S.”) dollars, which is also the Real’s functional currency and is rounded to the nearest thousands of dollars, except where otherwise indicated.

4. Significant accounting policies

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are in accordance with those disclosed in the audited financial statements of the Company for the year ended December 31, 2019.

Pro forma consolidated financial statements of ADL Ventures Inc.

Notes to the pro forma consolidated financial statements

Expressed in thousands of U.S. dollars, except per-share amounts

Year ended December 31, 2019

(Unaudited)

5. Description of transaction

Parties to the transaction

ADL Ventures Inc.

ADL is classified as a “capital pool company”, as defined in the TSX-V Corporate Finance Manual, and other than cash or cash equivalents, has no assets or operations, and is in compliance with Policy 2.4.

Real Technology Broker Ltd.

Real Technology Broker Ltd. was incorporated as Realtyka Tech Ltd. on June 29, 2014 pursuant to the laws of Israel. On August 27, 2015, it changed its name to Real Technology Broker Ltd.

Real and its subsidiaries operate a multi-state, technology-powered residential real estate brokerage. Through its network of over 1,000 affiliated agents, Real assists home buyers, sellers and renters with closing real estate transactions and collects a real estate commission for the services rendered. Real’s multi-state real estate brokerage platform offers real estate agents a better experience and features designed to maximize their earnings.

The Qualifying Transaction (“Proposed Transaction”)

On August 13, 2019, the Company entered into a Letter of Intent with Real, which provides for the acquisition by ADL of all of the issued and outstanding securities of Real in exchange for: (a) the issuance to Real shareholders common shares on a basis of 1.0083 common shares for each Real common share, including Real series A preferred shares; and (b) convertible securities of the Company for outstanding convertible securities of Real, with appropriate adjustments.

In connection with the Proposed Transaction, the Company will also complete a private placement of 20,915,032 subscription receipts at an issuance price of $0.0765 per subscription receipt, for aggregate proceeds of $1,600. Each subscription receipt is automatically exercisable, for no additional consideration, into one common share of the Company upon satisfaction of the escrow release conditions, as defined in the Filing Statement.

On May 2, 2020, the Company, Real and Real shareholders entered into a transaction agreement. A copy of the transaction agreement is available on SEDAR at www.sedar.com. The transaction agreement incorporates the principal terms of the transaction (as specified by the Letter of Intent) and provides the basis upon which the parties will effect the Proposed Transaction in compliance with the Exchange Requirements.

Following the closing, the Company (the “Resulting Issuer”) will change its name to “Real Technology Brokerage Inc.”, and will carry on the business of Real.

The arrangement is subject to the satisfaction / waiver of certain closing conditions including: approval of the Arrangement by Acquiree shareholders, approval by the Company’s shareholders of the associated issuance of Company shares, court approval of the Arrangement, the acceptance of the TSX Venture Exchange, the approval of the CSE to list the Company shares to be issued under the Arrangement, and certain other customary closing conditions.

Pro forma consolidated financial statements of ADL Ventures Inc.

Notes to the pro forma consolidated financial statements

Expressed in thousands of U.S. dollars, except per-share amounts

Year ended December 31, 2019

(Unaudited)

6. Reverse takeover

The Transaction has been accounted for in accordance with IFRS 2, Share-based payments and IFRS 3, Business Combinations. As ADL did not qualify as a business according to the definition of IFRS 3, this Transaction does not constitute a business combination. The Transaction is considered to be a reverse takeover of the Company by Real.

A reverse takeover transaction involving a non-public operating entity and a non-operating public company is in substance a shared based transaction rather than a business combination. The Transaction is equivalent to the issuance of common shares by the non-public operating entity, Real Technology Broker Ltd., for the net assets and the listing status of the non-operating public company, ADL Ventures Inc.

The fair value of the common shares issued was determined based on the fair value of the common shares issued by the Company. For financial reporting purposes, the Company is considered a continuation of the Acquiree, the legal subsidiary, except with regard to authorized and issued share capital, which is that of the Company, the legal parent.

The fair value of the net assets of the Company deemed to be acquired will ultimately be determined at the date of closing of the transaction and the actual costs of acquisition may vary from those estimates. Therefore, the allocation of the consideration among the assets and liabilities of the Company may vary from those shown above and such differences may be material.

7. Pro forma adjustments

The adjustments to the pro forma consolidated balance sheets have been prepared to reflect the impact of the Proposed Transaction are described below.

a) To give effect to an increase cash and cash equivalents $1,960 due to the net proceeds from the ADL private placement of 20,758,170 subscription receipts at an issuance price of $0.0765 per ADP subscription receipt, less commissions and other issuance costs of $nil. In addition, amount of $200 series A preferred shares issued February 2020 described in 7(c) below and amount of $172 of proceeds from PPP loan described in 7(e) below.

b) To give effect to an increase in accounts payable and accrued liabilities by TSX-V issuance expenses of $27 not yet paid as of December 31, 2019.

c) To give effect to a decrease in preferred shares of $11,750 due to the automatic conversion of Real series A preferred shares into Real ordinary shares upon the Proposed Transaction (comprised of 11,750 existed as of December 31, 2019 and 200 additional series A preferred shares issued February 2020 with the same terms). It is expected that written consent by the holders of majority of the issued and outstanding series A preferred shares will convert into Real ordinary shares on a one-for-one basis immediately prior to exchange of Real ordinary shares for ADL shares at a rate of 1:1.0083.

d) To give effect of the increase in share capital of $13,870 due to the aggregate pro forma adjustments as follows:

• An increase of $428 due to the increase in fair value of outstanding shares and options of ADL of 9,100,000 at an average price per share of $0.0765.

• An increase of $11,750 due to the exchange of 68,459,874 Real series A preferred shares (as per above) into common shares of ADL at a rate of 1:1.0083.

Pro forma consolidated financial statements of ADL Ventures Inc.

Notes to the pro forma consolidated financial statements

Expressed in thousands of U.S. dollars, except per-share amounts

Year ended December 31, 2019

(Unaudited)

7. Pro forma adjustments (cont’d)

d) To give effect of the increase in share capital of $13,870 due to the aggregate pro forma adjustments as follows (cont’d):

• An increase of $200 due to the additional series A preferred shares issued February 2020 (as per above) into common shares of ADL at a rate of 1:10083.

• An increase of $1,588 due to the net proceeds from the ADL private placement.

• A decrease due to the cancelling of ADL deficit and share premium into share capital of $96.

The consideration effectively transferred for the acquisition of ADL is as follows:

		Value
		$
Fair value of 9,100,000 post-consolidated ADL shares	(i), (ii)	696
Fair value of 1,200,000 post-consolidated ADL options	(iii)	34
Total value to ADL shareholders		730
Less: recognized assets acquired		(354)
Add: identifiable liabilities assumed		52
Listing expenses as issuance expenses	(iv)	428

(i) The price per share is based on the assumed price of the Proposed Transaction of $0.0765

(ii) Represents the shares currently held by shareholders of ADL of 9,100,000 with per share price of $0.0765 amounting to $696.

(iii) Represents the value of 1,200,000 options currently held by shareholders of ADL with per option value of $0.0765 amounting a fair value of $34 using the Black-Scholes Pricing model inputs as described in Note 8.

(iv) The amount is considered the cost of listing Real and is recognized in the statement of loss and comprehensive loss.

e) To give effect of the increase in cash and cash equivalents of $172 and loans and borrowings by $172 related to the JPMorgan Chase Bank Paycheck Protection Program (“PPP Loan”). Subject to the terms of the promissory note, the PPP Loan bears interest at a rate of 1% per annum, with the first six months of interest deferred, has a term of 2 years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent and mortgage obligations, and covered utility payments incurred by the Company during a predefined period as determined by the CARES Act.

Pro forma consolidated financial statements of ADL Ventures Inc.

Notes to the pro forma consolidated financial statements

Expressed in thousands of U.S. dollars, except per-share amounts

Year ended December 31, 2019

(Unaudited)

8. Pro forma equity

A continuity of the Proposed Transaction equity and related recorded value after giving effect to the proforma transactions described in Note 7 is set out below:

		Number of	Number of
Issued common shares		options	shares	Value
				$
ADL shares and options issued and outstanding
at December 31, 2019		1,200,000	9,100,000	302
Total book value of ADL prior to Proposed Transaction		1,200,000	9,100,000	302

Effect of pro forma transactions:
Increase in value of shares and options issued to
shareholders of ADL	(i)	-	-	428
Shares issued pursusant to the private placement	(ii), (iv)	-	20,758,170	1,588
Shares and options issued to shareholders of Real	(iii)	7,220,963	42,143,915	1,187
Conversion of Real series A preferred shares	(iii), (iv)	-	65,459,874	11,750
Conversion of Real convertible debt	(vii)	-	2,636,088	200
Pro forma share capital		8,420,963	140,098,047	15,455
Share premium				78
Reserves for share-based payment transactions				1,622
Accumulated deficit
Real				(14,827)
Listing expenses	(i), (v), (vi)			(455)
Pro forma deficit				(15,282)
Pro forma equity				1,873

(i) Increase in value of existing shares and options of ADL treated as consideration for the acquisition of Real and listing expenses.

(ii) Real has 65,459,874 series A preferred shares, which is converted into ordinary shares on a basis of 1:1 prior to the exchange of Real ordinary stock to ADL common shares on a basis of 1:1.10083.

(iii) Real has 41,797,000 ordinary stock and 7,161,522 stock-options are exchanged to ADL common stock on a basis of 1:1.0083.

(iv) ADL will issue 20,758,170 subscription receipts at an issuance price of $0.0765 per ADL subscription receipt, convertible into one ADL common share upon satisfaction of certain escrow release conditions, which include the completion of the Proposed Transaction.

(v) Additional TSX-V listing expenses of $27 accrued in the pro forma consolidated balance sheets.

(vi) ADL stock-options have been valued using the Black-Scholes Pricing model using the inputs as denoted below, which has been treated as consideration for the acquisition of Real and listing expenses.

(vii) Real will convert $200 of convertible debt into 2,636,088 subscription receipts at an issuance price of $0.07587 per ADL subscription receipt.

Share price	$0.0765
Exercise price	$0.1320
Expected volatility (weighted-average)	66.1%
Expected life (weighted-average)	4 years
Expected dividends	–%
Risk-free interest rate (based on government bonds)	2.14%

9. Income taxes

The pro forma effective income tax rate applicable to the consolidated operations will be 21%, but due to the lack of recoverability of the Companies' losses carried forward no tax consequences were reflected in the pro forma.